Form 20-F
period 2002-09-28
GALA GROUP HOLDINGS PLC
filed 2003-01-24
CIK 1128874

Use these links to rapidly review the document
TABLE OF CONTENTS

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended September 28, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:
333-12908

GALA GROUP HOLDINGS PUBLIC LIMITED COMPANY
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

New Castle House, Castle Boulevard
Nottingham NG7 1FT, United Kingdom
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
12% Senior Notes Due 2010

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares: 244,800,010

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes        ☐  No

        Indicate by check mark which financial statement item the Registrant has elected to follow:

☐  Item 17        ☒  Item 18

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        As used in this annual report, (a) "we" or "us" means Gala Group Holdings Public Limited Company and its subsidiaries, (b) the "Gala Acquisition" refers to our April 17, 2000 acquisition of Gala Group Investments Limited (formerly Gala Group Limited), (c) "Riva" means Riva Clubs Limited, our April 18, 2000 acquisition of which is referred to herein as the "Riva Acquisition," (d) "Ladbroke Casinos" refers to certain casino operations and related assets of Hilton Group plc that we acquired on December 22, 2000 (the "Ladbroke Acquisition"), (e) the "2001 Offering" means our offering of £55 million aggregate principal amount of our 12% Senior Notes due 2010 which was consummated on February 14, 2001, (f) "notes" or "12% Senior Notes" refers to all of our outstanding 12% Senior Notes due 2010, and (g) the "indenture" means the indenture between us and the trustee dated June 1, 2000 with respect to the notes. The Gala Acquisition, the Riva Acquisition and the Ladbroke Acquisition are collectively referred to in this annual report as the "Acquisitions." Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

        The name of one of our subsidiaries, the company formerly known as Gala Group Limited, was changed to Gala Group Investments Limited by a special resolution passed on September 26, 2000 and this change of name was registered on September 28, 2000. The name of our ultimate parent company, the company formerly known as Gala Group One Limited, was changed to Gala Group Limited by a written resolution dated September 28, 2000 and this change of name was registered on September 29, 2000. We refer to these companies by their new names throughout this annual report unless otherwise specified.

        Some terms mentioned in this annual report are registered in various jurisdictions as our trademarks. This annual report also refers to the trademarks of other companies.

        Unless otherwise indicated, financial information in this annual report has been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). Our audited financial statements as of September 28, 2002 and September 29, 2001, and for the 52 weeks ended September 28, 2002, the 52 weeks ended September 29, 2001 and the 53 weeks ended September 30, 2000 are included in this annual report.

        This annual report uses EBITDA (excluding other income and extraordinary loss), a measurement of operating performance that is not calculated in accordance with US GAAP that should not be considered a substitute for operating income, net income, cash flows from operating activities or other income statement data as determined in accordance with US GAAP, or as a measure of profitability or liquidity. EBITDA (excluding other income and extraordinary loss) does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. EBITDA (excluding other income and extraordinary loss) may not be indicative of our historical operating results nor is it meant to be predictive of potential future results. Because all companies do not calculate EBITDA (excluding other income and extraordinary loss) identically, the presentation of EBITDA (excluding other income and extraordinary loss) may not be comparable to similarly entitled measures of other companies.

        EBITDA (excluding other income and extraordinary loss) is used in this annual report as a measure to review our performance. Our management considers EBITDA (excluding other income and extraordinary loss) to be a useful tool for managing the operations of our business. Our external finance providers also use it to monitor our business performance.

        Divisional EBITDA (excluding other income and extraordinary loss) represents the earnings from our bingo and casino operations before income taxes, net interest expenses, depreciation and amortization and excludes exceptional items. Group EBITDA (excluding other income and extraordinary loss) represents the divisional EBITDA (excluding other income and extraordinary loss) for the bingo and casino divisions after the deduction of group administrative expenses and the inclusion of the property provision release.

        Accordingly, group EBITDA (excluding other income and extraordinary loss) can be extracted from the consolidated statement of operations in the audited consolidated financial statements by taking the income from operations and adding back depreciation and amortization. Divisional EBITDA (excluding other income and extraordinary loss) can be extracted from note 27 of the audited consolidated financial statements. A reconciliation of divisional EBITDA to consolidated income from operations is set forth in note 27 of the audited consolidated financial statements.

        We present our financial information in pounds sterling, which is our reporting currency.

        We generally present our financial information based on multiples of four-weekly periods. As a result, our annual results are presented covering 13 four-weekly periods. Our interim financial statements for the first quarter of the financial year cover a period of 16 weeks, with each of the remaining quarters of the financial year consisting of 12 weeks. Our interim financial statements for the first half of each financial year cover a period of 28 weeks. Our interim financial statements for the first three quarters of each financial year cover a period of 40 weeks. Periodically, we must lengthen the final period of our financial year to five weeks to ensure that the year-end remains on or close to September 30. This was the case in the financial year ended September 30, 2000, as a result of which our annual accounts covered a period of 53 weeks.

        Certain financial data in this annual report has been rounded.

FORWARD-LOOKING STATEMENTS MAY NOT BE ACCURATE

        This annual report includes forward-looking statements. In addition, from time to time, we or our representatives have made or may make forward-looking statements orally or in writing. All statements other than statements of historical facts included in this document, including the statements in "Item 4—Information on the Company" and "Item 5—Operating and Financial Review and Prospects" regarding our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate are forward-looking statements, and the words "may", "will", "expect", "anticipate", "believe", "estimate", "plan", "intend" and similar expressions identify forward-looking statements. These forward-looking statements are based on our current views with respect to future events and financial performance. Our actual results could differ materially from those projected in the forward- looking statements. Among other things, the following risks, uncertainties and assumptions apply to forward-looking statements:

  •
  the level of regulation in the gambling industry, proposed changes to regulation of the gambling industry and changes to other regulations which affect the gambling industry;

  •
  over-capacity and declining admissions in the bingo sector and declining win percentages in the casino sector;

  •
  increased competition from direct and indirect competitors in the casino and bingo sectors;

  •
  changes to taxes imposed on operators in the bingo and casino sectors;

  •
  the level of state pensions, benefits and minimum wage;

  •
  general economic conditions;

  •
  our ability to recruit and retain qualified personnel;

  •
  our ability to grow through acquisitions, ability to integrate acquired businesses and diversify into other gambling businesses; and

  •
  risks associated with our significant amount of indebtedness and our ability to meet our debt obligations or to pay dividends.

        These forward-looking statements speak only as at the date of this annual report. We expressly disclaim any obligation or undertaking to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained here and throughout this document. Because of these risks, uncertainties and assumptions, we caution investors not to place undue reliance on these forward-looking statements.

NO INCORPORATION OF WEBSITE INFORMATION

        The contents of our website referred to in this document do not form part of this document and are not incorporated by reference into this annual report.

MARKET AND INDUSTRY INFORMATION

        Unless otherwise specified, all industry and market information, including information concerning the size of the gambling industry and its sectors, the size of the bingo and casino sectors, the number of admissions across those sectors, total spend and spend per head across those sectors, the number of licensed bingo clubs and casinos, National Bingo Game tickets sales, win, win percentage, drop and gross stakes are based on market research, publicly available sources and a variety of industry publications, including:

  •
  the bingo and casino industry intelligence reports of Mintel International Group Limited ("Mintel"), an independent research company, the latest one dated April 2001 with respect to bingo and January 2001 with respect to casinos;

  •
  the annual reports of the Gaming Board for Great Britain;

  •
  HM Customs & Excise duty receipts information, contained in the annual reports of the Gaming Board for Great Britain;

  •
  the National Bingo Game ticket sales statistics provided to us by the British National Bingo Game Association;

  •
  an admissions and spend per head survey compiled by Administration Services Limited on behalf of the Bingo Association (the "Bingo Association Survey"); and

  •
  the Market Report 2002 on Betting & Gaming published by Key Note Ltd, an independent research company (the "Key Note Report").

        Certain information concerning the size of, and trends affecting, the bingo sector is taken from the Bingo Association Survey. Such information is based on that survey's sample of approximately 55% of the total number of bingo clubs in Great Britain and may not therefore give an accurate indication of the overall size of, and trends affecting, the sector. Information taken from the Bingo Association Survey concerning changes in levels of admissions and spend per head year-on-year within the bingo industry on a like-for-like basis are not directly comparable to our figures as (a) the Bingo Association treats the Riva bingo clubs as if they were owned by us with effect from April 1999, not from the actual date of the acquisition in April 2000, and (b) as a result of minor differences between the Bingo Association's and our reporting periods.

        Unless otherwise indicated, the term "bingo clubs" (where specifically referring to us) refers to our bingo clubs licensed to operate as bingo clubs under the UK Gaming Act 1968, as amended, and the term "casinos" (where specifically referring to us) refers to our casinos licensed to operate as casinos under the Gaming Act together with our casinos in the Isle of Man and Gibraltar.

        Bingo "admissions" are the number of "main stage" sessions played by players. For example, a customer playing both the afternoon and evening "main stage" sessions in one day would count as two admissions. "Like-for-like" basis means clubs open for both the whole period of a particular year and for the same period in the previous year. "Spend per head" comprises the average amount bingo clubs retain per admission from the amount staked after deducting amounts paid out in cash prizes, gaming duties and value added tax. It is equal to total revenues divided by the number of admissions for the same period.

        Casino "admissions" are the number of members and guests attending casinos in a given period. "Drop" is the amount of money the players in a casino exchange for chips, and "drop per head" is the average amount of money customers exchange for chips at gaming tables (drop divided by the number of admissions in a given period). "Gaming win" is the net cash from gaming activities retained by the casinos before gaming duty. "Win percentage" is the amount of revenues generated from gaming activities, expressed as a percentage of the drop.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        This item is not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        This item is not applicable.

ITEM 3.    KEY INFORMATION

SELECTED FINANCIAL DATA.

        The following table presents our selected historical financial information as of September 26, 1998, September 25, 1999, September 30, 2000, September 29, 2001 and September 28, 2002 and for the 52 weeks ended September 26, 1998, September 25, 1999, September 29, 2001 and September 28, 2002, and the 53 weeks ended September 30, 2000.

        Our financial statements before and after the Gala and Riva Acquisitions in April 2000 and the Ladbroke Acquisition in December 2001 are not comparable in a number of respects due to significant differences between the cost bases of some of the assets and liabilities resulting from such Acquisitions.

        This table should be read in conjunction with "Item 5—Operating and Financial Review and Prospects" and the audited consolidated financial statements and the related notes thereto included elsewhere in this annual report.

        Since our incorporation we have not declared or paid any dividends.

	Predecessor II(1)	Predecessor I(2)		Predecessor I(2)		Gala Group Holdings Public Limited Company		Gala Group Holdings Public Limited Company
	12 weeks ended December 14, 1997	40 weeks ended September 26, 1998	52 weeks ended September 26, 1998(3)	52 weeks ended September 25, 1999	29 weeks ended April 17, 2000	24 weeks ended September 30, 2000	53 weeks ended September 30, 2000(4)	52 weeks ended September 29, 2001	52 weeks ended September 28, 2002
	(in thousands of pounds, unless otherwise stated)
Statement of group operations information:
Revenues(5)	34,598	133,383	167,981	190,099	119,481	119,931	239,412	371,353	432,862
Cost of sales	7,318	26,672	33,990	34,903	21,252	18,886	40,138	60,312	68,580
Gross profit	27,280	106,711	133,911	155,196	98,229	101,045	199,274	311,041	364,282
Club operating expenses	20,450	72,912	93,362	98,663	63,733	56,850	120,583	205,914	235,498
Other general and administrative expenses	1,844	7,300	9,144	16,217	5,862	12,647	18,509	11,151	19,072
Property provision release	—	—	—	—	—	—	—	—	(5,513)
Depreciation and amortization	2,305	10,302	12,607	17,886	10,415	12,415	22,830	38,189	42,271
Income from operations	2,681	16,197	18,878	22,430	18,219	19,133	37,352	55,787	72,954
Interest expense, net	(10)	(17,531)	(17,541)	(24,451)	(13,582)	(16,999)	(30,581)	(42,355)	(37,312)
Net income (loss)	1,768	(2,906)	(1,138)	(4,316)	1,987	(913)	1,074	(2,993)	16,814
Operating information Bingo Division:
Admissions(6) (thousands)	5,235	19,945	25,180	26,617	15,681	14,902	30,583	31,975	32,166
Spend per head(7) (£)	6.61	7.00	6.67	7.14	7.62	8.05	7.84	8.54	9.13
Operating information Casino Division:
Admissions(8) (thousands)	—	—	—	—	—	—	—	2,013	2,792
Drop per head(9) (£)	—	—	—	—	—	—	—	228	239
Win percentage(10) (%)	—	—	—	—	—	—	—	17.9	17.5
Other information:
Cash flows provided by operating activities	1,248	25,363	26,611	28,184	23,701	845	24,546	62,536	71,640
Cash flows used in investing activities	(603)	(239,503)	(240,106)	(32,090)	(6,085)	(102,039)	(108,124)	(255,055)	(31,880)
Cash flows provided by (used in) financing activities	43,835	235,600	279,435	(133)	(6,623)	137,209	130,586	212,319	(30,182)
EBITDA (excluding other income and extraordinary loss)(11)	4,986	26,499	31,485	40,316	28,634	31,548	60,182	93,976	115,225
Capital expenditures	3,203	8,727	11,930	19,896	7,748	9,618	17,366	26,345	34,376
	September 26, 1998	September 25, 1999	September 30, 2000	September 29, 2001	September 28, 2002
	(in thousands of pounds, unless otherwise stated)
Balance sheet information:
Cash and cash equivalents	21,460	17,421	30,015	55,815	65,393
Working capital(12)	(12,124)	(24,610)	(20,590)	(29,900)	(32,372)
Total assets	322,214	342,680	542,014	792,573	792,357
Total long-term liabilities	280,568	295,459	352,065	454,374	422,237
Net assets	(862)	(5,178)	120,580	236,114	250,750
Capital stock(13)	2,044	2,044	121,579	238,754	238,754
Number of shares(14) (number)	2,779,050	2,779,050	127,500,000	244,800,010	244,800,000

(1)
Predecessor II relates to Gala Holdings Limited, operating as a wholly owned subsidiary of Bass plc prior to December 15, 1997.

(2)
Predecessor I relates to Gala Group Investments Limited (formerly Gala Group Limited) and its subsidiaries.

(3)
Information for the 52 weeks ended September 26, 1998 is derived from audited financial information for the 12 weeks ended December 14, 1997 relating to Predecessor II and the 40 weeks ended September 26, 1998 relating to Predecessor I.

(4)
Information for the 53 weeks ended September 30, 2000 is derived from audited financial information for the 29 weeks ended April 17, 2000 relating to Predecessor I and the 24 weeks ended September 30, 2000 relating to Gala Group Holdings Public Limited Company.

(5)
Revenue results from the operation of bingo clubs and casinos. Bingo revenue is recorded as the net amount of customer stake, less applicable gaming duties, cash prizes and value added tax, or VAT. Casino revenue is principally gaming win, which represents the difference between gaming wins and losses before deduction of gaming duty, which is included in casino cost of sales. Revenue from the sale of food and beverages are recorded net of VAT. See "Item 5—Operating and Financial Review and Prospects".

(6)
Bingo admissions are the number of "main stage" sessions played by players as recorded by our bingo clubs. For example, a player playing both the afternoon and evening "main stage" bingo sessions in one day would count as two admissions.

(7)
"Spend per head" is equal to total bingo revenues divided by bingo admissions for the same period. It represents the average amount a Gala bingo club retains per admission from the amount staked after deducting amounts paid out in cash, prizes, gaming duties and VAT.

(8)
Casino admissions are the number of visits to a casino in any period.

(9)
Drop per head is the total drop, which is the amount of money exchanged for chips at the gaming tables, divided by total admissions in a given period.

(10)
Win percentage is the amount of drop retained by the house as income, expressed as a percentage of the drop.

(11)
EBITDA (excluding other income and extraordinary loss) is not a measurement of operating performance calculated in accordance with US GAAP (see "Item 5—Operating and Financial Review and Prospects—Non-GAAP Financial Measures").

(12)
Working capital is computed as current assets less current liabilities.

(13)
Capital stock comprises ordinary shares and additional paid-in-capital of Gala Group Holdings Limited Company and Predecessor I.

(14)
Number of shares issued and outstanding for Gala Group Holdings Public Limited Company are not comparable to the number of shares issued and outstanding by Predecessor I because of the different capital structure of each respective entity.

EXCHANGE RATES

        The following table sets forth, for the periods indicated, information concerning the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for pounds sterling, expressed in U.S. dollars per pound sterling. These rates may differ from the actual rates used in the preparation of our financial statements and other financial information appearing in this annual report. We make no representation that the pound sterling or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or pounds sterling, as the case may be, at any particular rate or at all. We are not currently exposed to exchange rate risk since all of our costs, revenues and assets are denominated in pounds sterling. The noon buying rate for pounds sterling on January 21, 2003 was $1.61.

	High	Low
	(dollars per £1.00)
2002
July	1.58	1.53
August	1.57	1.52
September	1.57	1.53
October	1.57	1.56
November	1.59	1.57
December	1.61	1.56
Year Ended September 30	Average(1)
(dollars per £1.00)
1998	1.66
1999	1.62
2000	1.56
2001	1.44
2002	1.56

(1)
The average of the noon buying rates on the last business day of each month during the relevant period

`

RISK FACTORS

        The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risk factors.

RISKS RELATING TO THE GAMBLING INDUSTRY GENERALLY

Regulation—The gambling industry is highly regulated. The level of regulation affects and restricts our operations in significant ways.

        There is extensive regulation governing the bingo and casino sectors of the gambling industry in Great Britain, in particular under the Gaming Act. In addition, our casinos in Gibraltar and the Isle of Man are subject to their respective local casino regulatory regimes. This regulation typically requires that various certificates and licenses are held by bingo club and casino operators, that casino gaming staff and casino and bingo club managers are certificated and that separate licenses are held by businesses that serve alcohol. Our casino business is also subject to substantial regulatory restrictions on advertising, the location of our casinos and the types of gaming and products we may offer, which put casinos at a disadvantage to competing gaming and other leisure activity businesses not subject to such restrictions.

        The regulatory and licensing authorities in Great Britain have discretion in granting and cancelling certificates and licenses, and require that such licenses be renewed periodically. Non-compliance with relevant laws and regulations, or the breach of any terms, conditions or restrictions of, and any undertakings or assurances given in relation to, such permits and licenses could lead to their revocation. Although regulators and licensing authorities have historically granted renewals of our bingo club and casino licenses and licenses authorizing the sale of alcohol, we can give no assurance that any necessary certificates, licenses or approvals will be granted or renewed in a timely fashion or at all. Any failure to obtain new licenses, certificates and approvals, or renewals of existing licenses, could prevent us from continuing to conduct our business or parts of our business and may affect our results of operations.

        The law relating to alcohol, entertainment and late night refreshment licensing in England and Wales is set to be repealed by new licensing legislation and is presently targeted to obtain Royal Assent by July 2003 at the latest. As presently formulated, the new Licensing Act would require each of our casinos and bingo clubs in England and Wales to apply to convert each of its existing Justices licenses to a new premises license. It is likely, but we cannot guaranty, that premises licenses would be granted on terms materially no less favorable than our existing Justices licenses.

        As part of the British government's proposals for reform in the gambling industry, casinos may be required to have a minimum gaming floor size of 2,000 square feet devoted to table games. Although all but three of our casinos currently have a gaming floor size larger than 2,000 square feet, there can be no assurance that current operators will be exempted from the minimum size requirement or that legislation that may be enacted by the British government will not require a minimum gaming floor size larger than 2,000 square feet, as a result of industry lobbying or otherwise. If current operators are not exempted and the minimum gaming floor size is substantially greater than 2,000 square feet, we may incur substantial costs associated with resizing or resiting our casinos in order to comply with such legislation.

        To the extent we diversify into other gambling businesses, additional regulations may apply to us. To the extent we expand outside Great Britain, other regulatory regimes may apply to us, which may require us to incur substantial financial costs and carry a substantial administrative burden in order to comply with these regimes. In addition, more onerous laws and regulations affecting our existing operations could be adopted at any time which could require us to incur substantial costs in order to comply with such laws or regulations and could place a substantial administrative burden on us.

Deregulation—Further deregulation of the British gambling industry, occurring as a result of the proposed enactment of a new act of parliament governing all regulation relating to gambling in Great Britain, might not occur as anticipated or at all.

        There is currently extensive regulation governing the bingo and casino sectors of the gambling industry in Great Britain. The British government announced a general review of gambling legislation in Great Britain in 1999. The British government has set forth its proposals for reform of the industry in a policy paper published in March 2002 entitled "A Safe Bet for Success". While we believe that the proposals in the March 2002 Government Paper would be beneficial to our business, there can be no assurance that the proposed changes will be adopted in accordance with current proposals or that any potential changes will not produce a regulatory regime that is on balance less favorable to our gaming operations. If not enacted as currently proposed, further deregulation in the gambling industry, if it happens, could favor another type of gaming establishment entirely. If, for example, further deregulation permitted the co-location of different gambling and other facilities, our current properties might not be able to accommodate such additional facilities. We believe legislation to implement the proposed changes may be adopted by 2005. However, because this legislation needs to be debated in parliament and requires parliamentary time, there can be no assurances that the legislation to implement the proposed changes will be adopted by then or at all.

Declining Admissions—In recent years, the bingo sector has experienced declining admissions. If we experience declining admissions in our bingo or casino businesses in the future, our revenue growth and/or profitability will suffer if we cannot realize higher spend per head or reduce costs.

        Industry-wide admissions to bingo clubs have declined from an estimated 92.6 million in the year to March 31, 1998 to an estimated 89 million in the year to March 31, 2002. Admissions to casinos increased from 11.2 million in the year to March 31, 2000 to 11.8 million in the year to March 31, 2002 industry-wide, although the casino sector previously experienced admission declines from 11.7 million in the year to March 31, 1998 to 11.2 million in the year to March 31, 2000. Recent growth levels in casino admissions on an industry-wide basis may not be sustainable without further deregulation or at all. Although our bingo and casino admissions have developed more favorably than industry averages in the 2002 financial year, there can be no assurances that such developments will continue. Furthermore, there can be no assurance that our bingo or casino admissions will not decline in the future as a result of industry trends or otherwise.

        Our business strategy largely focuses on growing both admissions and spend per head, as a way of increasing our revenues and operating profit. If we are unable to increase admissions or if admissions decline, revenue growth is likely to be limited and revenues may decline, which could adversely affect our overall profitability.

        Further, the successful operation of bingo clubs is dependent in part on what is known as the "virtuous cycle of bingo prize money". The greater the admissions to a club, the more tickets can be sold allowing bigger prize boards to be offered, which should make the club more attractive to potential new customers and thereby makes it more likely that admissions to the club will increase. If we are unable to develop sufficient admissions, or if admissions at our bingo clubs experience only limited growth or decline, this could contribute to further admissions declines.

Falling Win Percentage—The casino sector in Great Britain has been experiencing declining win percentage over the last 20 years.

        For the last 20 years, casino win percentage in Great Britain has ranged between approximately 16% and 20%, but has gradually declined overall from approximately 20.2% in the year ended December 31, 1983 to approximately 17.3% in the year ended March 31, 2002. Although there are a large number of factors that might influence win percentage (including the number of open tables, the introduction of new games, the mix of games and changes thereto, the efficiency of table management, changes in player behavior, unusual amounts staked and chance), the cause or causes of this declining trend are uncertain. Due to this uncertainty, casino operators may be unable to control win percentage and there can be no assurance that win percentage will not continue to decline. Although we, along with the industry as a whole, have benefited from increased drop, drop per head, and gaming win which have generally offset the decrease in win percentage, there can be no assurance that these or any other factors will offset any decline in win percentage in the future. If the impact on revenues of future decreases in win percentage is not offset by increases in drop, drop per head and gaming win or other factors, our profitability would suffer.

Competition—We operate in a highly competitive industry and face competition from a number of direct and indirect competitors.

        We face direct competition in the bingo, casino and interactive gaming industries from a number of competitors. We also face indirect competition from operators of alternative forms of gambling, such as the UK National Lottery and other lotteries, bookmakers and operators of gaming machines. In addition, these operators could develop new products that could compete with our current businesses. If we should decide to expand into other businesses, we would also face direct and indirect competition from incumbent and new operators in those markets. We also compete for our customers' time and discretionary income with providers of other leisure pursuits.

        Our competitors have in the past opened, and they or new entrants could in the future open, bingo clubs or casinos, or other leisure facilities, in areas in which we operate. Furthermore, the anticipated deregulation in the British gambling industry could make the bingo and casino sectors more attractive, thereby increasing the number of competitors in our local markets. Increased competition has in the past eroded, and could in the future erode, our market share in those areas, and damage our business, financial position and results of operations. In addition, as we open new bingo clubs or casinos, we would expect to encounter increased local marketing efforts by existing operators in these areas.

        The increasing availability of new interactive gambling products may increasingly compete with our traditional bingo and casino businesses and may thereby adversely impact such businesses over time. Although the launch of Gala Interactive may reduce the loss of business, there can be no assurance that Gala Interactive will be able to compete effectively in the highly competitive interactive gambling industry.

Competition in the bingo industry

        According to the Gaming Board, there were 688 operating licensed bingo clubs operating in Great Britain as at March 31, 2002, of which we operated 165 clubs (or approximately 24% of the total number of clubs) and we believe our principal competitor, Mecca (part of the Rank Group), operated 124 clubs (or approximately 18% of the total number of clubs). We believe the rest of the bingo market is highly fragmented, with around 42% of licensed bingo clubs being run by operators that own fewer than five clubs and 16% of licensed clubs being run by operators with between five and 20 clubs. Further consolidation within the industry or organic growth by existing operators could enable some of our competitors or future competitors to compete more effectively by developing greater financial resources, better marketing capabilities, greater name recognition, the ability to offer larger prize boards, the ability to offer more attractive linked and multiple games, or by having better locations or facilities. As the bingo prize board is a function of the price charged for a ticket and the number of tickets sold, any loss of market share could impact our ability to offer large prize boards and, as a result, compete effectively with our competitors. Some of our smaller competitors may be able to compete effectively with us despite their smaller size. If we cannot compete effectively with these competitors, our business and results will suffer.

        In addition, non-commercial establishments, such as workingmen's and other social clubs, prize bingo arcades and other private members' clubs, account for a substantial proportion of the bingo played in Great Britain and do provide significant competition in some local markets due to loyalty to the club or the association and lower beverage prices, among other factors. An increase in the number or the quality of these establishments in areas in which we operate could reduce our admissions in those areas and thus negatively impact our business and results.

Competition in the casino industry

        We are the third largest casino operator in Great Britain with 26 casinos representing approximately 21% of the total number of casinos in Great Britain. Stanley Leisure and Rank have casino businesses which are larger than ours in terms of number of casinos (40 and 34 respectively) and have British portfolios similar to ours, with a mix of London and regional casinos. The fourth largest operator, London Clubs International with eight casinos, focuses primarily on "high-roller" and other casinos in the London market, although it has expanded into the regional market by opening casinos in Brighton and Southend. The remainder of the market comprises a number of smaller casino operators, which may effectively compete with our casinos in their local markets. These existing competitors may have, or they or any new entrants in the market may develop, through industry consolidation or otherwise, greater financial resources, better marketing capabilities, greater name recognition, the ability to offer more attractive linked casino and machine gaming, or better locations or facilities. If we cannot compete effectively with such competitors, our business and results will suffer.

        For many years, the total number of casinos in Great Britain remained roughly constant at approximately 120. However, a relaxation in the criteria used by the Gaming Board in considering and, if necessary, objecting to the proposed grant of new licenses, which were published in 1999, is beginning to result in increasing numbers of casinos operating in Great Britain. We believe that since March 31 1999, licenses for 15 additional casinos have been awarded (of which two were awarded to us) and of these, nine have now opened. We further believe that five of the 15 additional casino licenses have been awarded in local markets in which we currently operate, and three of these have now opened. While the "permitted areas" regulation remains in place, restricting the location where casinos can currently be opened, the increased number of applications and licenses may impact the regional casino market significantly.

        Furthermore, the continued changes in licensing criteria and other forms of deregulation in the casino sector as set out in the March 2002 Government Paper could result in an increase in the number of casino licenses and additional competitors, including foreign operators with substantial existing operations overseas, offering casino gaming and machines, in our local markets. As a result, we may experience growing competition in local markets from new entrants as well as existing operators. We also may incur considerable legal costs in opposing the grant of licenses in the local markets where we operate.

        If current regulatory restrictions change to allow the co-location of casinos and bookmakers, we could face significant new competition for our casino customers from local bookmakers able to offer casino gaming on their premises.

Taxes—Gaming businesses must pay additional taxes in Great Britain.

        The British government applies significant taxes to operators in the bingo and casino sectors in Great Britain including, and in particular, imposing a general gaming duty. For bingo, gaming duty is currently imposed at a rate of 10% of bingo stakes, after deducting the participation fees bingo operators are allowed to retain, however, the British government is currently undertaking a review of the tax regime applicable to bingo revenues, which could lead to a change in the way that bingo revenues are taxed in the future. Our casinos in Great Britain are required to pay gaming duty of between 2.5% and 40% of gross gaming yield, depending on the tax band applicable to the individual casino's gross gaming yield (also called gaming win). In the year ended September 28, 2002, the average rate of duty for our casinos in Great Britain was 10.7% outside of London and 21.5% in London. Such taxes have been increased in the past and may be increased again at any time, including in connection with any possible deregulation. We pay substantial other taxes, such as value added tax, or VAT, and gaming machine license duty, with respect to our bingo and casino operations, and we are likely to incur similar taxes in the future. Any material increase in the amount of taxes we are required to pay or any material change in the taxation regime applicable to our bingo and/or casino operations could have a material adverse effect on our operating results.

Pension, benefits and minimum wage levels—The value of state pensions, benefits and the minimum wage in real terms may fall, reducing the disposable income of many of our customers.

        A large number of our most loyal and regularly attending members at our bingo clubs have low incomes or may be entirely dependent on the state (including pensioners). The British government may not maintain, in real terms, the current level of state pensions. In addition, the British government may not maintain, in real terms, the level of the national minimum wage or the level of state benefits, such as unemployment benefits. Any such failure to maintain, in real terms, the level of state-funded benefits would reduce the real disposable income of certain of our customers and could reduce the admissions or spend per head at our bingo clubs and, to a lesser extent, our casinos. Such reductions could adversely effect our business, financial condition and results of operations.

Cash Business—The cash business nature of our operations subjects us to heightened risks relating to fraud, theft, robbery and other crimes.

        Our bingo and casino operations are primarily cash businesses. As a result, our bingo clubs and casinos generally maintain significant cash resources on site, which makes them vulnerable to theft, robbery and similar crimes. Although we maintain insurance against most such crime, our insurance is subject to customary maximum coverage limits and deductible thresholds. If the rate of crime against our operations grew, our aggregate losses that cannot be claimed under our insurance, and our insurance premiums, could increase significantly.

        Our casinos provide check cashing facilities for customers, allowing customers whom the casinos believe, on the basis of reasonable inquiries, to have good enough credit to receive chips on the basis of an unguaranteed personal check. Although currently we have a number of very select customers with check cashing facilities as high as £2 million, there is no legal limit on the amount or level of such facilities we may offer to customers in the future. A customer that receives chips on the basis of an unguaranteed personal check may subsequently receive cash in exchange for such chips. If the check is not honored for any reason, we may not be able to recover payment from the customer. We may be unable to locate the customer, particularly in the case of high-rollers, many of whom are foreign nationals, or the customer may have insufficient assets to repay the funds owed to us. In addition, gaming debts generally are not currently legally enforceable in the United Kingdom and we may have no legal recourse against the customer on such a bad check other than suing on the check or the underlying loan. Furthermore, we are required to pay gaming duty on any gaming win, even if the gaming win related to chips given to a customer on the basis of a bad personal check.

Gala Interactive—Our entry into the interactive gaming market exposes us to a number of new risks.

Regulatory Risks

        The gaming industry is highly regulated in many parts of the world. Companies engaged in gaming activities must adhere to the legal requirements of each jurisdiction in which they operate and offer their services. Although our offices are located in Great Britain, Gala Interactive maintains its computer servers in and, accordingly, operates out of, Gibraltar. We offer our internet gaming products internationally and our systems are designed to restrict access to our services based on user location where required by relevant local laws. Notwithstanding this attempt to restrict access, our systems may not effectively prevent access and this may have adverse legal or financial implications for us. In addition, citizens or residents of a jurisdiction where internet gaming is illegal may still be able to access our sites while outside such jurisdiction. There can be no assurance that the relevant regulatory authority in such jurisdiction will not successfully assert authority over our gaming activities based on access from such jurisdiction or citizenship of users of our gaming products. We may be required to obtain a license in order to offer our gaming services to customers within those jurisdictions, which could be difficult or costly. There can be no assurance that any such licenses could be obtained. Moreover, if it is determined that we are providing gaming products in jurisdictions without a license, criminal or civil penalties could be imposed by such jurisdictions for violating their laws. The occurrence of any of these events could have a material adverse effect on our business.

Business Risks

        There are certain technology, commercial, regulatory, and managerial challenges facing Gala Interactive, including: the need for sophisticated systems to manage internet gaming operations, process financial transactions, encrypt information and provide an attractive user interface; the development of relationships with financial institutions to process gaming transactions; the development of relationships with interactive television service providers to deliver our products; obtaining casino or gaming licenses from relevant regulatory agencies before offering gaming services to the public; ensuring adequate data protection systems, policies and procedures; and assembling a team of hardware, telecommunications, marketing, management and gaming specialists to develop and maintain Gala Interactive's operations. We may not be able to meet these challenges and accordingly, Gala Interactive may not be able to generate revenues and attain profitability.

Payment Risks

        In some jurisdictions internet gaming customers have succeeded in having gambling debts cancelled under laws which prohibit the collection of gambling debts. Accordingly, credit card companies have indicated that they would either charge disputed amounts back to the accounts of the casinos or refuse to accept charges for internet gaming activities. These developments create an increased risk that we may not be able to collect amounts owed by Gala Interactive's gaming customers. Some credit card companies also have policies that prohibit credits from being charged back to the credit cards. These changes in credit card company policies regarding internet gaming activities may adversely effect Gala Interactive's businesses.

Economic Downturn—An economic downturn could reduce the disposable income of customers on whom we depend.

        Our businesses could decline with downward trends in the economy. If such factors adversely affect the bingo and casino sectors generally, they may also reduce our revenue by, for example, affecting the disposable income of our customers. Accordingly, a downturn in the economy could adversely impact our business and operating results.

Other Regulation—Changes to existing regulation or introduction of new regulation not directly related to gaming could also affect our business.

        The introduction of new regulation not directly related to gaming could also affect our business. Our business is subject to laws and regulations that affect our operations, including laws and regulations relating to employment, health and safety, sanitation and food hygiene, alcoholic beverage control, smoking and disabled access. Such laws and regulations impose a significant administrative burden and any changes thereto may adversely affect us. For example, if smoking were to be restricted in public places, we might need to incur substantial expenditure, for example, to renovate our bingo clubs and casinos to provide for separate smoking and non-smoking areas. Restrictions on smoking may also discourage customers from visiting our bingo clubs and casinos or limit the amount of time spent in our bingo clubs and casinos which would result in declining admissions and decreased spend per head.

RISKS RELATING TO OUR COMPANY

Leverage—Our substantial leverage and debt service obligations could adversely affect our business.

        We have a substantial amount of debt. As of September 28, 2002, we had total consolidated debt of £424.8 million and stockholders' equity of £238.8 million. Also on that date, our subsidiaries that are borrowers under our senior credit facility had additional borrowing availability under a revolving credit facility of £10.0 million. Our high level of debt could affect our business, including the following:

  •
  we may have difficulty borrowing money in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

  •
  we will need to use a large portion of our cash flow from operations to pay principal and interest on the senior credit facility, the notes and any other debt, which will reduce the amount of cash available to us to finance our operations and other business activities;

  •
  we may have a much higher level of debt than some of our competitors, which may put us at a competitive disadvantage; and

  •
  our debt level makes us more vulnerable to economic downturns and adverse developments in our business.

        We and our subsidiaries may be able to incur substantial additional debt in the future. The terms of the indenture restrict but do not fully prohibit us and our subsidiaries from doing so. The indenture permits additional borrowings. Those borrowings could be senior to our obligations under the notes. If new debt is added to our consolidated debt described above, the related risks that we now face could intensify.

Ability to Service Debt—To service our debt, we will require a significant amount of cash, which we may not be able to raise or generate. Our ability to generate cash depends on many factors beyond our control.

        Our ability to make scheduled payments on, to refinance and to satisfy our obligations under our indebtedness will depend upon our future operating performance. General economic, financial, competitive, legislative, regulatory, business and other factors beyond our control will affect our future operating performance. If our operating cash flows are not sufficient to meet operating expenses, capital expenditures and debt service requirements as they become due, we may be forced, in order to meet our debt service obligations, to:

  •
  reduce or delay capital expenditures which would be required to maintain and expand our portfolio of bingo clubs or casinos or diversify into other gambling businesses;

  •
  sell assets; or

  •
  forego business opportunities.

        If we were unable to meet our debt service obligations, we could attempt to restructure or refinance our existing indebtedness or to seek additional funding. We may not be able to do so on satisfactory terms, if at all. In addition, without breaching existing restrictions on indebtedness, we may choose to incur additional indebtedness in the future. This could adversely affect our operating cash flows and our ability to service our indebtedness.

Our debt covenants restrict our business and may adversely affect our business.

        The indenture contains covenants with respect to us and our restricted subsidiaries that will restrict, among other things:

  •
  the incurrence of additional indebtedness;

  •
  the payment of dividends on, and redemptions of capital stock and the redemption of indebtedness that is junior in right of payment to the notes;

  •
  specified restricted payments including, without limitation, investments;

  •
  specified transactions with affiliates;

  •
  specified transfers or sales of assets;

  •
  the grant of liens on our properties;

  •
  the sale of stock or the issuance of disqualified stock and preferred stock of restricted subsidiaries;

  •
  the guarantee or security of our indebtedness;

  •
  our expansion into unrelated businesses;

  •
  the creation of restrictions on distributions from restricted subsidiaries; and

  •
  consolidations, mergers and transfers of all or substantially all of our assets.

        In addition, there are restrictive covenants contained in the senior credit facility that apply to our subsidiaries. These covenants restrict, among other things, the ability of our subsidiaries, including Gala Group Investments Limited, to make any payments or distributions to us in order to enable us to prepay the notes while indebtedness under the senior credit facility is outstanding. The senior credit facility also requires our subsidiaries to maintain specified financial ratios and satisfy financial condition tests. These tests and financial ratios become more restrictive over the life of the senior credit facility. The ability of our subsidiaries to meet those financial ratios and tests can be affected by events beyond our control and we cannot give any assurance that our subsidiaries will meet those ratios and tests. A breach of any of these covenants, ratios, tests or restrictions could result in an event of default under the senior credit facility or the indenture. With limited exceptions, a payment blockage period under the senior credit facility may be instituted upon an event of default under the senior credit facility. Upon the occurrence of any event of default under the senior credit facility, the lenders could elect to declare all amounts outstanding under the senior credit facility, together with accrued interest, to be immediately due and payable. If our subsidiaries were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure repayment of those amounts. If the lenders under the senior credit facility accelerate the payment of those amounts, the assets of our subsidiaries may not be sufficient to repay in full those amounts, to satisfy all other liabilities of our subsidiaries and to enable us to repay the notes in full.

Skilled Personnel—We are dependent upon our ability to attract and retain qualified personnel, particularly bingo club and casino managers and staff.

        We believe that building customer loyalty in our local markets is a major factor in increasing admissions, and we seek to develop the marketing, business and social skills of the general manager of each of our bingo clubs and casinos and his or her team, in order to maximize the potential of a local market. There is intense competition between us and other bingo club and casino operators for skilled general managers and other bingo club and casino staff. Working at bingo clubs and casinos also may not be attractive to potential employees because of the licensing requirements and nighttime and weekend working hours. Although we have a relatively high non-management staff turnover rate, as is typical for operators in the leisure industry, we believe that the high turnover levels represent the continual churn of a relatively small proportion of employees as evidenced by our overall stability ratio (the percentage of employees employed a year previously) of approximately 66% for our non-management staff. Notwithstanding this, if we are unable to retain or recruit skilled managers and staff, we could find it more difficult to extract the potential of local markets and retain our customers.

        In addition, for our casino business, the cost of training staff to become licensed is high since even the lowest staff grade requires eight to ten weeks of training to obtain a license to work in our casinos. We have in the past and may in the future experience labor shortages with respect to our lower level casino and bingo club staff in some areas. We may also find it more difficult to attract and retain staff at our casinos if there is an increase in the number of competing casinos, which is expected in connection with the proposed deregulation of the British gambling industry. Increased competition for staff could result in pay increases across the industry which would have an impact on our results. Furthermore, any increases in the UK national minimum wage would likely lead to higher wages in general which would also affect employee costs.

Dependence on Key Personnel—We need to retain the services of a number of key personnel.

        Our continued success depends on the services of a number of key personnel. Although we have "key man" insurance for John Kelly, loss or interruption of the services of any of our key personnel could have a material adverse effect on our operations.

Growth through acquisitions and new bingo clubs and casinos—Our ability to expand our bingo business through acquisitions could be constrained by regulatory restraints. There are currently only 53 areas in Great Britain where casinos may be opened which may restrain expansion of our casino business.

        Our strong position in the bingo and casino sectors means that any acquisition of new bingo clubs or casinos proposed by us is likely to come under significant scrutiny by the relevant competition authority, particularly in the bingo sector. Accordingly, we may be prohibited by UK and European competition authorities from acquiring significant additional bingo clubs or casinos or may be required to divest bingo clubs or casinos we already own as a condition to further acquisitions. We were required to divest five bingo clubs by the UK Office of Fair Trading in connection with the Riva Acquisition. In addition, our ability to expand our casino business may be limited because the Gaming Act currently allows casinos to be opened in only 53 permitted areas in Great Britain. Due to such regulatory barriers our future growth may be limited to organic growth in areas where we do not already have a presence, or are able to increase our market share or penetration, increasing the profitability of our existing portfolio of bingo clubs and casinos through better management, or diversification into other high-volume low stake gambling businesses. We may not be able to meet these challenges which could adversely affect our business. If we do grow through acquisitions, there is a risk that we might not be able to successfully integrate the acquired businesses with our other operations or realize synergies or other benefits from the acquisition.

Fixed-Odds Risks—Fixed-odds gaming involves the risk of substantial casino gaming losses.

        Our casinos are engaged in fixed-odds gaming. Winnings are paid on the basis of the stake placed and the odds quoted, as is the common practice with casino operators, rather than being paid out of a pool of stake money received from all customers, as is the case with our bingo business. We cannot eliminate the risk of incurring losses in relation to particular outcomes in connection with such fixed-odds gaming. Any such losses may have an adverse effect on our results of operations. We are particularly vulnerable to such losses in connection with high-stakes-gaming at our Maxims casino in London. Our reported financial results may be volatile as a result of fixed-odds gaming and this risk may increase as we expand our casino business.

Maxims—Operation of Maxims in London has additional risks specific to "high-roller" casinos, which may have an adverse effect on the profitability of our casino portfolio.

        The operation of Maxims has additional risks different from the other casinos we own because it relies on a very limited number of key "high-roller" members. The already relatively small number of high-rollers may decline world-wide in the future. In addition, spending patterns of high-rollers may be negatively affected by economic and geo-political factors in the players' countries of origin, particularly the Middle Eastern or Asian economies. As a result of its dependence on these high-rollers, the revenue and win percentage at Maxims can be highly volatile. The volatility of Maxims' business could have a material adverse effect on our results of operations in the future.

Estate Management—Expansion of our portfolio of bingo clubs and casinos involves business and development risks.

        We face risks and challenges as a result of our policy of realignment of our portfolio of bingo clubs and casinos by opening new bingo clubs and casinos while closing or disposing of underperforming ones. These risks and challenges include: improving the efficiency of growing operations; estimating and managing the competition from existing operators in the local area where a new bingo club or casino is opened or a bingo club or casino is closed; where a bingo club or casino is closed, disposing of freehold properties or assigning or terminating long-term leases or sub-letting premises under these leases; efficiently managing the operations and employees of expanding business units; and hiring enough qualified personnel to staff our new or expanded operations. We may not be able to meet these challenges. Any failure to do so could damage our business, financial position and results of operations.

        In connection with new openings and refurbishments of our bingo club and casinos, we are also exposed to the risks inherent in any development project. These risks include those relating to construction material and labor shortages, increases in the cost of labor and materials, difficulties in obtaining licenses for new bingo clubs and casinos, changes in general economic, business and credit conditions, the non-performance or unsatisfactory performance of contractors and subcontractors and interruptions resulting from extreme weather and unforeseen engineering problems. Although we have significant experience and seek to limit these risks in our agreements with contractors, these factors may have a material adverse effect on our plans to expand or maintain our existing bingo club and casino portfolios.

Information Technology—Our information technology systems are not all integrated. Problems with the ongoing updating of such systems could compromise our management reporting and operations.

        We rely on a number of different information technology systems for our management reporting and operations. Many of these systems, which consist of a mixture of package and bespoke systems, were installed during the 1990s. The systems in use in our casino business generally were acquired at the time of the Ladbroke Acquisition and are different to, and less integrated than, those used in our bingo business. We have recently embarked on a wide-ranging program to upgrade our information technology systems and infrastructure, however, the upgrading of information technology systems is subject to a number of risks, including the risk that the new systems will not operate as initially planned and the risk that such systems will not be implemented on a timely basis. In addition, the size and scope of this program carries with it the risk of disruption as a result of the failure of new or existing systems during the upgrade. In the event of a disruption, our management reporting and operations could be compromised.

Environmental and Asbestos Risks—On-site contamination and asbestos may exist at certain facilities.

        Certain of our properties are in highly developed areas and have historically been the subject of commercial or industrial use. It is possible that on-site contamination may exist at these sites from such historical activities which may have resulted in pollution/contamination, for which it is possible that we could be held liable. For example, nine of our properties are located at former landfill sites, some of which are currently being monitored for methane gas levels. Other of our properties are located at sites with a history of commercial activities, which may have included the use of hazardous substances.

        Following the external assessment in 1999 of the asbestos risk profile of our property portfolio and the categorization of our properties as high, medium or low priority, and the subsequent carrying out of surveys by specialist external asbestos consultants in respect of all 26 high priority and all 87 medium priority properties, we identified asbestos-containing materials in a number of such properties. We have an obligation, under relevant law and regulation, to manage the risks relating to the presence of such asbestos. Notwithstanding the significant program of surveys and consequent remedial works which have already been undertaken, the carrying out of further remedial or other works at our premises may reveal asbestos to be present in circumstances which require us to incur greater costs than we have anticipated (and/or in respect of which we have been permitted to make a provision in our accounts) and which may make it cost effective to close any affected club permanently, in exceptional circumstances, or require the temporary closure of all or part of any affected club during asbestos management or remedial activities. To the extent that our current provisions are not adequate to cover future asbestos related expenses, or the closure of all or part of any premises is required, our results of operations and financial condition could be affected. We have not received, and do not currently expect to receive, any claims in respect of exposure to asbestos in relation to any of our sites, but it is not possible to rule out such claims arising in the future.

ITEM 4.    INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY.

        We were incorporated under the laws of England and Wales in accordance with the Companies Act 1985 as a public limited company on February 29, 2000 and changed our name to Gala Group Holdings Public Limited Company on April 3, 2000. We are a holding company and do not directly conduct any business operations. Our authorized representative in the United States is Donald J. Puglisi, Puglisi & Associates, 850 Library Avenue, P.O. Box 885, Suite 204, Newark, DE, 19715. The address of our registered office is New Castle House, Castle Boulevard, Nottingham NG7 1FT and our telephone number is +44 115 948 5000.

        Our business was launched in 1991 when Bass PLC purchased 73 bingo clubs from Granada Group PLC and integrated them with its existing Coral bingo clubs business. In December 1997, our business, then comprising 130 bingo clubs, was acquired by a new management team (led by two of the current directors), backed by PPM Ventures Limited (through managed funds). The new management team recognized that there was an absence of a strong brand presence in the sector and believed that there were significant opportunities for consolidation as well as the possibility of future deregulation.

        Since 1997, we have acquired Spicegold Limited (which owned 17 bingo clubs that were trading as "Ritz" clubs) in July 1998, and Jarglen in June 1999, which added a further ten bingo clubs to our portfolio and consolidated our position in the West Midlands region of the United Kingdom. We acquired a further 27 bingo clubs through the acquisition of Riva in April 2000 for approximately £87.3 million (including acquired debt of approximately £44.3 million). We were required by the UK Office of Fair Trading to sell five bingo clubs as going concerns in connection with the Riva Acquisition.

        In April 2000, CSFB Private Equity (through the CSFB Fund, together with other affiliates and third-party co-investors) and other institutional investors completed a secondary buy-out from PPM Ventures and other shareholders as a result of which CSFB PE acquired a majority shareholding in our parent company, Gala Group Limited, with PPM Ventures retaining a minority stake.

        In December 2000, we broadened our business by acquiring Ladbroke Casinos from Hilton for approximately £235.8 million in cash. Ladbroke Casinos was the third largest casino operator in Great Britain, comprising 27 operating casinos in Great Britain (one of which was closed immediately prior to acquisition and has not been re-opened), a casino (with a bingo offering) in Gibraltar, and a casino, bingo and hotel complex in the Isle of Man. This acquisition diversified our gaming interests and significantly enhanced our position in the high-volume, low-stake gaming market. As a result of the acquisition, we became one of only three major operators in Great Britain active in more than one sector of the gambling industry and the only operator which is solely focused on the bingo and casino sectors.

        In November 2001, we acquired the interactive gaming site www.jamba.co.uk from Carlton Interactive for £886,500, and in October 2002 rebranded and re-launched it under the banner "Gala Interactive".

B. BUSINESS OVERVIEW

1.    OUR BUSINESS

        We are the leading high-volume, low-stake gaming group in Great Britain by admissions and by number of sites. In the 2002 financial year, we had revenues of £432.9 million and income from operations of £73.0 million. Our business is divided into three divisions: bingo, casino gaming and a recently launched branded interactive offering.

        We believe that through our bingo and casino businesses we are one of the largest multi-site gaming machine operators in Great Britain, with approximately 7,600 gaming machines, 400 electronic roulette positions and 85,700 mechanized cash bingo slots as at January 10, 2003.

        We are one of only three major operators in Great Britain active in more than one sector of the gambling industry, and the only operator in Great Britain which is solely focused on the bingo and casino sectors. We are the only unified gaming brand in the bingo and casino sectors of the British gambling industry.

        We believe that our current leading market position in the high-volume, low-stake gaming market, together with our differentiated strategy and the opportunities which, we believe, will arise from deregulation, provides a strong platform for further growth.

Gala Bingo

        We have the largest licensed bingo business in Great Britain by number of clubs, and currently operate 166 bingo clubs. In the year to September 28, 2002, our bingo admissions (excluding the impact of admissions in the prior year of the Riva clubs disposed in that year) increased by 2.2% while spend per head across all our bingo clubs increased by 6.9% over the same period. This increase should be viewed in the context of a decline of 2.5% in like-for-like admissions in the bingo sector excluding us, according to the Bingo Association survey, in the year to September 29, 2002. We believe that this increase in our admissions has resulted principally from the deliberate focus in our bingo division on increasing profitable admissions through competitive customer prices and prize boards. During the year ended September 29, 2002, we had the leading share of National Bingo Game ticket sales (a measure widely used in the industry as an indicator of share of admissions), with approximately a 38.6% share of such ticket sales and we believe that we have a market leadership position in terms of bingo admissions. In the 2002 financial year, our bingo clubs recorded a total of approximately 32.2 million admissions, generated divisional revenues of £293.8 million and divisional EBITDA (excluding other income and extraordinary loss) of £96.4 million. For the 2002 financial year, our bingo division generated 67.9% of total revenue and bingo EBITDA (excluding other income and extraordinary loss) represented 74.9% of divisional EBITDA (excluding other income and extraordinary loss) (see "Item 5—Operating and Financial Review and Prospects—Non-GAAP Financial Measures").

        Our 166 operating bingo clubs are located across England, Scotland and Wales. We also offer a bingo offering in our casino premises in each of Gibraltar and the Isle of Man, although these are accounted for as part of our casino operations in those regions. Our bingo clubs in Great Britain comprise large flat-floor premises or traditional clubs (which are generally converted cinema buildings). The following table indicates the number of bingo clubs that we currently operate in each of our operating regions in Great Britain:

Gala operating region	Total number of bingo clubs	Number of flat-floor bingo clubs	Number of traditional bingo clubs
South East	18	8	10
Greater London	22	8	14
East Anglia/South Midlands	18	9	9
Southwest	19	8	11
West Midlands	17	9	8
Northwest	18	13	5
Yorkshire/Notts.	18	15	3
North/Northeast	18	10	8
Scotland	18	10	8

Total	166	90	76

        The average size of a flat-floor club is approximately 30,000 square feet, holding approximately 1,500 seats. The average size of a traditional club is approximately 15,000 square feet, holding approximately 1,000 seats.

        Our typical bingo club has around 40 staff members, a club manager and an assistant manager and is open from midday to 10.30 p.m. every day of the year except Christmas day. Membership is free and a member of one of our bingo clubs can play at all of our clubs, and can typically sign-in up to six guests on any one visit. Each club offers opportunities to play a variety of bingo games, as well as offering gaming machines and food and beverage facilities.

Bingo gaming

        Our bingo clubs will have two or three three-hour bingo sessions every day. Each session is divided into early, main and late sessions. During each main session there are typically about 15 "main stage" bingo games played, with each game lasting approximately five minutes. Early and late sessions are shorter, with approximately four games in each session. There are intervals between main stage bingo games when "interval games" are played.

        Main stage bingo—This is the primary bingo activity which attracts customers. There are three types of main stage bingo:

  •
  Single club bingo—this is our principal main stage bingo game and is played within only one bingo club, rather than in conjunction with other clubs. Prize arrangements vary from game to game with the exact size depending on the proceeds of the sale of tickets for the particular game. Each individual club may add up to £20,000 per week in aggregate to the prize board for single club bingo games played in that club.

  •
  Linked bingo—this is a game relayed simultaneously through live audio to, and played in, a number of bingo clubs, typically fifty. On average, our bingo clubs participate in four linked bingo games each week. As the size of the prize for linked bingo depends on the aggregate proceeds of the sale of tickets for that game across all of the participating clubs, linked bingo generally offers bigger prize money than single club bingo. However, unlike single club bingo, the Gaming Act prohibits bingo clubs from adding money to the prize board for linked games.

    We also offer "The Ultimate", a series of linked bingo games where the winners win the opportunity to participate in a further game where the ultimate prize pool is £1 million, split into nine regional prizes.

  •
  Multiple bingo (including the National Bingo Game)—Multiple bingo is played by us under three names: Dream Ticket, Gala Buzz and the National Bingo Game. A Gaming Board certificate is required to operate multiple games and we operate our games under the certificate held by the National Bingo Game Association. All clubs participating in multiple bingo play to a single set of numbers determined before the game commences.

    Dream Ticket games are played in around 200 clubs, with our clubs linking up with various independent bingo clubs. Gala Buzz games involve our clubs only. Each of our clubs runs either a Dream Ticket or a Gala Buzz multiple game in every main session with current prize money offered being up to £25,000 per game.

    The National Bingo Game is a nationwide bingo game currently played every evening and on Saturday afternoons in which up to 550 clubs participate, including clubs not operated by us. Of the funds generated by sales of National Bingo Game tickets, a fixed amount goes to the National Bingo Game Association for prize money and as a levy and the remainder is used by each club for "house prizes", prizes for the first person at a club to win the game, gaming duties and participation fees retained by the club. The national prize in the National Bingo Game is typically in the region of £100,000 per game but can be up to £2 million. In December 2002, a national prize of almost £1 million was won by a customer in one of our clubs. The National Bingo Game is the only bingo game which can generate such a large prize due to the higher number of participating clubs.

        Interval games—These are games which are played during the intervals between main stage bingo games. There are two types of interval games:

  •
  "Party bingo" (otherwise known as "mechanized cash bingo" (or MCB))—typically, customers put small stakes of up to £2 into slots usually found beside their seats and use a single or double ("dual card") shutter board to block off numbers as they are called. Party bingo is a quicker game than main stage bingo and has smaller cash prizes. The number of players in any one game is restricted by law and depends on the total seating capacity of the club. We have recently introduced linked party games across varying groups of approximately 30 clubs, which can offer a larger prize pool.

  •
  "Market bingo" (otherwise known as "prize bingo")—prize bingo is similar to party bingo except that the prizes are usually vouchers or goods. Prize bingo games are slower than party bingo games. There are no legal restrictions on the maximum number of players, but the maximum stake is 50p per game. The maximum value of the non-cash prizes permitted by law in a single prize bingo game is £500.

Gaming machines

        Gaming machines comprise "amusement-with-prizes" (or AWP) machines and jackpot slot machines. AWP machines are gaming machines accepting a stake of up to 30p and offering cash prizes of up to a maximum of £25. We have AWP machines in all of our 166 bingo clubs, with an average of 41 machines per club. The number of AWP machines is not limited under the Gaming Act but is subject to the terms of the club's individual gaming license. Jackpot slot machines in bingo clubs are similar gaming machines but offer higher cash prizes, of up to £500. Current gaming regulations restrict operators to having a maximum of four jackpot slot machines in any one bingo club. The regulations have recently been changed to allow operators to have both AWP machines and jackpot slot machines in clubs upon renewal of the club's operating license—previously clubs had been allowed to have only one type of machine. We are currently in the process of installing the permitted number of jackpot slot machines alongside our AWP machines throughout our bingo estate as and when the relevant club's operating license is renewed. Our AWP and jackpot slot machines are currently leased from a single supplier, for fixed weekly rental payments.

Food and beverage

        Food and beverage facilities are available in all of our bingo clubs. These facilities comprise a self-service, cafeteria-style selection of traditional hot and cold food, light snacks and salads. Although we provide our food and beverage facilities primarily as a service, we also use them promotionally, for example pricing packages are sometimes offered which include free meals. Each bingo club also has a fully licensed bar.

Pricing considerations

        Pricing at our bingo clubs is determined almost exclusively at club level and is affected by the local competitive environment. Pricing can vary between sessions and between our clubs in the same area. We aim to provide overall value for money to our customers through minimizing non-discretionary charges which is achieved by club managers balancing the following elements:

  •
  admission charges, which vary depending on admission charges at competing clubs and promotions, and typically range from free admission to £1;

  •
  bingo ticket prices, which vary from club to club, to achieve a sufficient prize board at the club to attract players;

  •
  participation fees, which is the percentage of the price of bingo tickets retained by us; and

  •
  the amount of added prize money for main stage bingo prize boards, which is capped by regulation at £20,000 per week in aggregate but is otherwise at our discretion.

        We regularly evaluate our pricing strategy at a local level, and the intention is to remain price-competitive in each of the local markets in which we operate.

Security controls

        We operate security controls in our bingo clubs to ensure legal and regulatory compliance and to minimize theft and fraud. These controls include computers which randomly generate numbers for the main stage bingo games, security cameras throughout the club and facing external entrances and car parks, an electronic point of sale, or EPOS system, a gaming machine security and monitoring system and a full-time internal audit team.

Suppliers

        The key suppliers to our bingo business provide the rental of gaming machines, the supply of equipment relating to MCB positions, printed materials (including bingo tickets), beer and other alcoholic products, fresh and frozen food and waste and cleaning services. We are not dependent upon any single supplier and we review our supply arrangements on an ongoing basis with a view to obtaining better terms and service from our suppliers.

Gala Casinos

        We are the third largest casino operator in Great Britain in terms of number of casinos, with approximately 21% of the total number of operating casinos. We currently operate a total of 28 casinos, with 26 spread across England and Scotland, a casino (which also offers bingo) in Gibraltar and a casino (which also offers bingo) and hotel complex in the Isle of Man. In the 2002 financial year, our casino division had divisional revenues of £139.0 million and divisional EBITDA (excluding other income and extraordinary loss) of £32.3 million. For the 2002 financial year, our casino division generated 32.1% of total revenues and casino EBITDA (excluding other income and extraordinary loss) represented 25.1% of Group divisional EBITDA (excluding other income and extraordinary loss) (see "Item 5—Operating and Financial Review and Prospects—Non-GAAP Financial Measures").

        The following table indicates the number of casinos we currently operate in each of our operating regions:

Gala operating region	Number of casinos
North	12
South	8
London	6
Gibraltar	1
Isle of Man	1

Total	28

        All but three of our existing casinos in Great Britain have a gaming floor (total area devoted to table games) in excess of 2,000 square feet, which is the Budd Report's recommended minimum size for a gaming floor post-deregulation.

        Of our six London casinos, only Maxims is considered to be a "high-roller" casino. Our overseas operations in Gibraltar and the Isle of Man provide important exposure to two deregulated markets outside Great Britain.

        Our typical casino opens at 2.00 p.m. every day of the year (except Christmas day) and closes on Sunday mornings at 4.00 a.m., and at 6.00 a.m. on every other day of the week. It has approximately 100 staff members, and several members of management. Membership is free and members can typically sign-in up to six guests on any one visit. A single membership to a casino chain is not permitted and therefore separate membership applications must be made to each individual casino. All of our casinos operate under the Gala Casinos brand name, except for Maxims (which operates as "Maxims"), although some casinos also retain a local name used in conjunction with the Gala name.

        Other than Maxims, our casinos in Great Britain may be broadly characterized as "middle market" casinos. In the 2002 financial year, average weekly admissions per casino in our London casinos (excluding Maxims) were 2,642 and the average drop per head was £373. At our regional casinos, average weekly admissions per casino were 1,911 in the 2002 financial year and average drop per head was £188 during that period. In contrast, Maxims is a "high-roller" casino in London and caters primarily to a smaller number of players (many from overseas) with very high average drop per head relative to our other casinos. Average drop per head at Maxims was £2,016, with average weekly admissions of 283, during that period. Players at Maxims sometimes drop over £1 million in one visit. We have never considered Maxims to be core to our business strategy of high-volume, low-stake gaming, and we continue to consider it non-core, notwithstanding its continued profitability. We will continue to evaluate the options available in respect of Maxims going forward.

Casino gaming

        Gaming tables—Our casinos offer a variety of gaming tables, including American Roulette, Blackjack and Stud Poker. In addition, a limited number of our casinos offer Punto Banco, Big Six (known in our casinos as "wheel of fortune"), Sic Bo, Three Card Poker, Progressive Stud Poker (known in our casinos as "Jackpot Stud Poker") and Craps. Customers purchase gaming chips which are used for gaming at tables and are redeemable at the cash desk.

        American Roulette made up approximately 58% of total drop in our casinos in the 2002 financial year, with Blackjack the second most popular game in terms of drop. Punto Banco is played almost exclusively in London and Glasgow, with only four of our other casinos running regular Punto Banco games. Big Six, Sic Bo, Three Card Poker and Progressive Stud Poker have only been permitted to be offered in licensed casinos in Great Britain since May 2002 and are currently in the process of being trialed or rolled-out in certain of our casinos. Win percentages vary from game to game and from casino to casino on a daily basis and are influenced by a number of factors, including the number of open tables, the introduction of new games, the different mix of games played and the changes thereto in the relevant casino, changes in player behavior, the pattern of betting of big players, the speed at which games are played, efficiency of table management, casino occupancy, unusual amounts staked and chance. Our overseas casinos have consistently produced significantly higher overall win percentages than those in Great Britain, and we believe this is primarily due to a different mix of games which has been permitted to be offered in those jurisdictions under the local gaming rules.

        In November 2002, we launched our "Jackpot Stud Poker" game, the United Kingdom's first wide area network casino table card game which will link the prize pool offered at 70 poker "tables" throughout our 26 casinos in Great Britain thereby providing a linked progressive jackpot. To win the jackpot a customer must have a royal flush hand. As payments are based on a rolled-up proportion of stakes bet at all of these casinos, the linked jackpots available for a royal flush winning hand are expected to be relatively high.

        Electronic roulette—Since the acquisition of our casino business in December 2000, we have implemented a widespread roll-out of electronic screen-based roulette games. TouchBet Roulette is a screen-based roulette game which is played on individual video screens each showing real-time play at an active roulette table. There were over 310 TouchBet Roulette terminals installed in our casinos as at September 28, 2002.

        We also offer an alternative electronic roulette game called Rapid Roulette. Rapid Roulette is similar to TouchBet Roulette except the game is played on a dedicated roulette wheel only used for the Rapid Roulette game itself. As at September 28, 2002, 72 Rapid Roulette terminals had been installed across our casinos.

        With both types of electronic roulette games, customers insert coins or notes and place bets by pressing a touch screen. Wins are recorded and pay out occurs directly in the form of cash or via a receipt printed at the terminal, which is then redeemed at the cash desk.

        The concept of electronic roulette is attractive to us because it accelerates the betting and payout cycles of the game, resulting in a higher number of spins per hour, which has increased total stakes. This has led to win percentage on electronic roulette being higher than table-based roulette. In addition, electronic roulette games are an effective means of introducing new players to the game, increasing the number of physical playing positions without increasing staff costs and easing congestion at physical roulette tables. We believe that as these games benefit from an on-screen bank facility rather than physical payouts after each game, as in table-based roulette, the electronic roulette games encourage customers to play for longer.

        We intend to install a further 124 electronic roulette positions during the 2003 financial year.

Gaming machines

        In addition to the table games and electronic roulette, customers in our casinos can play jackpot slot machines, which have a maximum payout of £2,000. We currently have a total of 188 jackpot slot machines in our casinos in Great Britain. In the 2002 financial year, these machines generated 5.8% of the casino division's revenues. We believe that the relatively low revenue contribution of gaming machines is primarily a result of the current restrictions imposed by the Gaming Act on the maximum jackpots that can be won, types of machine available and on the number of machines permitted in each casino, which is currently limited to ten. In contrast, the absence of such regulatory restrictions overseas has allowed our operations in Gibraltar and the Isle of Man to be highly geared to machine gaming. Machine income at these casinos represents our largest revenue source, constituting 63% of the casino gaming and machines revenues in the 2002 financial year for these operations.

Food and beverage

        Food and beverage facilities in our casinos provide a complimentary, or attractively-priced service to customers and support the gaming operations by increasing the duration of visits by customers to the casino.

Pricing considerations

        Local pricing is less important in the casino business than in the bingo business since our casinos have no admissions charges and, with the exception of Maxims, the minimum and maximum stakes on each game are relatively consistent. Local casino managers may, however, have some discretion with respect to the pricing of food and beverages.

Security controls

        Operations throughout the casinos, from membership procedures to gaming table activities, are strictly monitored and controlled and casinos have numerous security controls to ensure compliance with the law and to minimize theft and fraud. These controls include digital cameras which photograph all new members, cash desk controls and extensive closed circuit television monitoring.

Suppliers

        The key suppliers to our casino division provide the rental of gaming machines and of table and screen-based games, the supply of alcoholic drink, food products and waste and cleaning services. Since the acquisition of our casino business in December 2000, we have been integrating our casino supply contracts into our existing group contracts where appropriate. We are not dependent upon any single supplier, and we review our supply arrangements on an ongoing basis with a view to obtaining better terms and service from our suppliers.

Gala Interactive

        Gala Interactive is the interactive gaming division of our business. It was formed in November 2001 following the acquisition of the Jamba website from Carlton Interactive. We intend to exploit interactive platforms, with efforts initially focused on online gaming and digital television. We do not expect Gala Interactive to be a significant contributor to our operating results in the short to medium term but consider the division to be of potential strategic importance, affording new media opportunities through which to offer traditional and new gaming products and to further leverage the Gala brand.

Online gaming

        During the latter part of 2002, we launched our online gaming offering. Due to current regulatory restrictions, we are not able to operate our online offerings from Great Britain. Gala Interactive is therefore based offshore, in Gibraltar. Through Gala Interactive, we offer a broad range of online gaming opportunities, targeted at new customers rather than at our existing bingo and casino players. Gala Interactive currently comprises three "pay-to-play" online offerings:

  •
  Gala Games (www.galagames.co.uk) offers subscribers a variety of online games, including "Fruit Salad", "Tuppenny Falls", "Winning Circles" and "Whoulette", where registered customers can play for free or, if they have registered their payment account details on the site, place stakes from 2 pence per game. When placing stakes, customers have the chance of winning prizes ranging from a few pounds to many thousands of pounds. Customers can also play quiz style games for free in the Jamba arcade.

  •
  Gala Casino (www.galacasino.co.uk) is an online casino operation, which offers roulette, blackjack, baccarat, Caribbean stud poker, keno, and other casino style games. Registered customers can choose one of two simulated Gala casinos, and are directed to a site that replicates the interior of that casino where they can play table games with other online players. Registered customers can play practice games for free using "Gala pounds" or can stake up to £25 per game, with the possibility of winning prizes up to £1 million on keno.

  •
  Gala International Casino (www.galainternational.com) is targeted at a more global market. Registered customers visiting the website can either download the casino application or request a CD to access the software. Once installed on the player's PC, the software is available for play at any time, offering games ranging from roulette and blackjack to slots. Minimum stakes are 20 pence and prizes can be as high as £50,000, with progressive jackpots potentially giving payouts of hundreds of thousands of pounds.

        We are currently developing a fourth pay-to-play site, Gala Bingo. When available, this will allow registered customers to visit a site which is set up to replicate a Gala bingo club, and play club bingo, linked bingo, slots and other numbers games with other online players. We have developed our gaming platform to allow the introduction of "link up" games, where online and offline players would be able to participate in the same game, creating a larger prize pool with an aim towards attracting more players.

Interactive television

        A version of Gala Games and Gala Casino has also been developed for interactive television subscribers using the "Liberate" platform. The Liberate platform is currently used by Telewest's and NTL's digital television services (the two leading cable television operators in the United Kingdom). We intend to launch our products on the Liberate platform in the United Kingdom upon introduction of legislation which permits interactive gambling, as recommended by the Budd Report.

        A service is also currently being developed for the Open TV platform that is currently used by Sky (the leading satellite service operator in the United Kingdom). This service would be based around fixed-odds betting games under the brands of Gala Games and Gala Casino. We believe that by developing our offering for specific platforms, such as Liberate and Open TV, we will be able to adapt our offerings through these platforms so as to offer them subsequently to other satellite and cable television operators with the minimum amount of redevelopment.

Customer Base

        As at September 28, 2002, we held details of over 5 million bingo members on our bingo database, of whom approximately 1.2 million were active members, and details of over 1.3 million casino members on our casino database of whom approximately 203,000 were active members. Members of our bingo clubs and casinos must be aged 18 or over. The following table provides some demographic information for our active bingo and casino members and for the population of England and Wales aged 18 and over.

	Active members(1)
			Population of England and Wales aged 18 and over(2)
	Bingo	Casinos
	(%)	(%)	(%)
Gender:
Male	24	74	49
Female	76	26	51
Age Group:
18–34	26	38	29
35–44	21	26	19
45–54	17	19	17
55–64	16	11	14
65+	20	6	21

(1)
Sourced from our database as at September 28, 2002—"Active members" means registered members who have attended our bingo clubs or casinos in Great Britain, as the case may be, within the last 12 months.

(2)
Source: Derived from National Statistics.

        We operate a tailored customer database that records our bingo club members' details and tracks each member's playing patterns through magnetic strips on the membership card. Each time the member attends a Gala bingo club and swipes their membership card, their attendance is logged onto the database. The software allows club managers to tailor their direct marketing efforts at particular categories of our members. We also operate a membership database in respect of our casino customers in Great Britain which we use for marketing purposes. We believe that the quality of our databases and in particular our bingo database allows us to extract more focused information about our members than our competitors.

Bingo customers

        Information from our database shows that our bingo members are evenly spread across the different age categories, and track the age trends in the national population. Seventy-six percent of our active bingo members are female, and 47% of our active bingo members are aged 44 and under. We believe that customers play more regularly as they get older because they have more spare time and that playing bingo forms an important part of their social life.

        We believe that due to our television advertising campaigns and the development of the Gala brand, we are attracting a greater number of new younger members. We believe that the proportion of new members under 35 years has increased from 36% in the 1997 financial year to 44% in the 2002 financial year.

Casino customers

        While 74% of active members of our British casinos are male, and 64% are aged 44 and under, the demographics and social make-up of our members vary by region and by type of casino. We believe that our regional casinos and the non-high-roller London casinos generally attract middle-income customers, whereas Maxims is characteristic of high-roller casinos, with our customers coming primarily from overseas and having a relatively high average drop per head.

Marketing

        The current regulatory regime restricts the extent of advertising of certain of our products, particularly our casinos. Our marketing strategy is to maintain and develop a strong branded presence through promotion of the Gala name and targeted direct marketing which aims to recruit new members, reactivate lapsed members to become regular visitors to our bingo clubs and casinos and retain members once recruited. We also aim to improve the quality of our relationship with customers at a club level in order to increase customer loyalty.

        As a result of continued focus on increasing the profile of the Gala brand, we believe that Gala has become the pre-eminent bingo brand in Great Britain and that this is reflected in our leading share of National Bingo Game ticket sales during the year ended September 30, 2002 and in recent population awareness surveys. Our objective is now to extend the pre-eminence of the Gala brand to our casino, and ultimately to our interactive, businesses, and thereby to establish ourselves as the leading branded provider of high-volume, low-stake gaming in Great Britain.

        To achieve these objectives we continue to focus our marketing efforts on:

•
Branding

  Since 1997, we have focused on creating a uniform corporate name in order to improve brand awareness through enhancing and maintaining the Gala brand. This has involved nationwide television advertising, press and internet campaigns as well as mailing programs focusing on targeted segments of the market. As part of this effort we rebranded our casinos (with the exception of Maxims) as "Gala Casinos" in October 2001 to further increase awareness of the Gala brand. Since October 2002 we have rebranded the internet gaming site www.jamba.co.uk under the banner "Gala Interactive" to further extend brand reach. The Gala brand name has also been extended to our employee training and retention strategy through the "Valuing our People" and "Gala Difference" programs for our casino and bingo employees respectively.

•
Direct mailings

  One of our principal methods of marketing promotions is through the use of direct mail programs. We have significantly expanded our centralized direct mailings from approximately 2.1 million mailings in the 2001 financial year to approximately 4.3 million mailings in the 2002 financial year. Our bingo and casino membership databases help tailor the direct mail strategy. The bingo database can be used by club managers in individual clubs to monitor playing patterns within the club and to create directed promotional materials aimed at particular customer categories. The club manager can input criteria for the target customers, such as those living in a certain postal area or those attending certain sessions or attending with a certain frequency. The database will then produce a mailing list which the club manager can use to target those customers. For example, the bingo database is used to try to recruit new members and reactivate lapsed members to become regular visitors and retain members once recruited. This is done through data-driven mailings offering discount vouchers and a free gift to initiate visits, and subsequently offering further discount vouchers to initiate further visits. Targeted mailings and door drops are used to attract new members. We intend to conduct three campaigns nationally and various campaigns at local level per year.

  We are introducing a similar method of marketing for casinos and are currently implementing similar centralized mailing programs, and customer loyalty and tracking schemes for our casinos. In view of the current advertising restrictions relating to the casino sector, we believe that direct mailing, customer tracking schemes and other direct promotions are currently particularly important marketing tools for our casino business.

•
Media promotion

  We also market our bingo business and our brand through media advertising, using television, radio, and local and national newspapers to build brand awareness and improve public perceptions of bingo and Gala in particular. Much of our expenditure on promotions is undertaken at a local level, although since the deregulation of television advertising for bingo in 1997, we have centralized a significant proportion of our promotional and marketing efforts and undertaken a nation-wide television campaign. In the 1999 financial year, we spent approximately £0.9 million on television advertising and, following the success of that campaign, we have spent over £2 million per year on television advertising since then. We have found television advertising to be an effective way to market the bingo business and therefore intend to maintain or increase such expenditure in future years.

  In our casino business, the use of traditional marketing methods, such as television and newspapers, has historically been heavily restricted in Great Britain. Since 1999, casinos have been permitted to advertise their locations (and other limited information) in the classified sections of newspapers, but television advertising and general advertisements about promotions currently remain prohibited.

•
Local management

  Local managers are an important part of our sales strategy. We believe that building customer loyalty in our local markets is a major factor in increasing admissions, and we seek to develop the marketing, business and social skills of the general manager of each bingo club and casino and his or her team, in order to maximize the potential of a local market.

•
Gala Interactive

  We intend to undertake a mix of marketing activities with respect to our internet sites which will initially consist of internet banner advertising across a range of sites relevant for targeted recruitment to the Gala brand. We also intend to conduct e-mail marketing campaigns and specific on-site promotions. Future marketing of our interactive offerings may also include television advertising across cable and satellite channels.

Competition

        We face competition, both from other operators in the bingo and casino sectors and from other participants in the gambling industry.

Bingo

        The bingo market is a highly competitive and price-sensitive environment. There were 688 operating licensed bingo clubs in Great Britain as at March 31, 2002 of which we operated 165 (or approximately 24% of the total number). Since that date, we have opened one further club bringing the number of our operating bingo clubs to 166. We believe our principal competitor, Mecca, had 124 clubs as at March 31, 2002 or approximately 18% of the total number of clubs. We had a 38.6% share of National Bingo Game ticket sales (which is widely used in the bingo industry as an indicator of share of admissions) during the year ended September 29, 2002 and Mecca had a 31% share of such sales. We believe the rest of the bingo market is highly fragmented, with around 42% of licensed bingo clubs being run by operators that own fewer than five clubs and 16% of licensed clubs being run by operators with between five and 20 clubs.

        Competition in the bingo sector exists mainly at a local level. As such, it is important for large operators like us to have clubs located in areas where they can command a leading position in terms of volume. Of our 166 operating clubs, 128 (approximately 77%) are in locations in which we either have a leading position in terms of admissions or are the sole local operator.

        As well as competition from other licensed clubs, bingo is also played in non-commercial establishments such as working men's and other social and members' clubs and prize bingo arcades. These establishments are only able to offer limited prizes and stakes but do provide significant competition in some local markets.

        We believe that bingo players differentiate between competing clubs principally on the basis of the following factors:

  •
  Size of the prize board and perception of value for money. As the prize board is a function of the price charged for a ticket and the number of tickets sold, which in turn is affected by admissions, a club's capacity can affect the size of the prize board. At a large club, the operator can generally offer higher prize boards while the price charged for a ticket is the same as in a smaller club. As a result, large clubs are often perceived as offering better value for money to customers than smaller clubs. Moreover, the National Game and other multiple or linked bingo games offer the chance to win higher prizes, which we believe is attractive to bingo players. Our leading share in terms of bingo admissions enables us to offer bigger prize boards through linked or multiple bingo games than other operators in the industry, outside of the National Bingo Game. Customer perceptions of value for money can also be influenced by other factors, such as admission prices and food and beverage prices;

  •
  Location. We believe that a typical bingo player will favor the bingo premises which are most conveniently located and that it is therefore important to locate clubs in areas with high population densities and/or with good public transport facilities. We have sites in the majority of Great Britain's large urban conurbations;

  •
  Level of facilities and comfort. We believe that it is important to balance the desire to maximize capacity and the number of MCB positions available with the provision of ample, comfortable seating for our customers. The quality of toilet facilities and of the bar and dining facilities are also important factors. We also aim to provide safe and secure dedicated car parking facilities and efficient heating and ventilation systems at our clubs; and

  •
  Friendliness and efficiency of bingo club management and staff. We believe that customers are attracted by the friendly social environment of bingo clubs. Our bingo club managers and their teams are familiar with their regular customers and are trained to interact with them in the club.

Casinos

        We are the third largest casino operator in Great Britain by number of casinos with 26 operating casinos, and the top four operators own together approximately 86% of the total number of casinos. The other major operators in the industry are Stanley Leisure, Grosvenor Casinos (operated by Rank) and London Clubs International. Stanley Leisure and Rank have casino businesses which are larger than ours in terms of number of casinos (40 and 34 respectively) and have British portfolios similar to ours, with a mix of London and regional casinos. As well as their respective casino portfolios, Stanley Leisure owns a chain of licensed betting offices and Rank owns Mecca (our only significant national bingo competitor) and has significant interests in the British gaming machines industry. London Clubs International focuses primarily on casinos in the London market although, since early 2000, it has begun to expand into the regional market, opening new casinos in Brighton and Southend. The remainder of the market comprises a number of smaller casino operators, which may effectively compete with our casinos in their local markets.

        For many years, the total number of casinos in Great Britain remained roughly constant at approximately 120. However, a relaxation in the criteria used by the Gaming Board in considering and, if necessary, objecting to the proposed grant of new licenses, which were published in 1999, is beginning to result in increasing numbers of casinos operating in Great Britain. We believe that since March 31, 1999, licenses for 15 additional casinos have been awarded (of which two were awarded to us) and of these, nine have now opened. We further believe that five of the 15 additional casino licenses have been awarded in local markets in which we currently operate and three of these have now opened. While the "permitted areas" regulation remains in place, restricting the location where casinos can currently be opened, the increased number of applications and licenses may impact the regional casino market significantly. Furthermore, the anticipated continued changes in licensing criteria and other forms of deregulation in the casino sector could result in an increase in the number of casino licenses and additional competitors, including foreign operators offering casino gaming and machines in our local markets. Notwithstanding the foregoing, we believe that the proposals to allow increased numbers of jackpot slot machines and fixed odds betting and numbers games such as bingo to be played under a casino license, will offer new opportunities of which we will be well positioned to take advantage.

Interactive

        Our online business competes with an estimated 1,500 websites, with each of our websites facing more direct competition in its respective market niche. Due to the competitive and dynamic nature of the internet, the churn of competitors in the online gaming industry is high. Similar to us, some of these competitors are also traditional operators, such as William Hill (a major UK licensed betting office chain), which use their existing brand to market their online gaming offering.

Indirect competition

        Our businesses compete not only with their direct competitors, but also with other gambling operations including, particularly in the case of bingo, with the UK National Lottery, which offers a twice-weekly lottery and a number of scratch card games. Although the UK National Lottery's "instant scratch cards" had an impact on admissions and total spend in the bingo sector when first introduced in 1995, the spend on bingo has since increased. We believe that subsequent initiatives by the UK National Lottery, for example the "Thunderball" draw, "Lottery Extra" and "Hot Picks", have had no significant effect, in each case, on total spend in the bingo sector or on bingo admissions. We also compete for the time and money of our customers with non-gaming leisure activities, such as pubs and restaurants.

Intellectual Property

Trademarks and domain names

        Our operations use the name "Gala" and the related Gala logo for each of our divisions. We have registered "Gala", "Gala Clubs", "Gala Casino" and "Maxims" and "Gala Interactive" and variations on these marks as UK trademarks and "Gala Casino" as a European community trademark. We have also registered the domain names of our principal internet sites "gala-bingo.co.uk", "galacasinos.co.uk", "galainternational.co.uk", "galagames.co.uk" and "galagroup.co.uk".

        The "TouchBet Roulette" trademark is owned by Novomatic AG, the manufacturer of the TouchBet Roulette machines. The "Rapid Roulette" trademark is owned by Star Games Corporation Pty Limited.

Gala Interactive

        We have secured intellectual property rights for all work provided by our major software designers such as Carlton Interactive, Virtue Fusion, Boss Media, AshLuecker and Big Picture Interactive. The IP rights in the "Winning Circles" product are licensed from NT Media.

Information Systems

        We manage and support our information and technology requirements through an in-house team of 29 information technology, or IT, professionals. We also utilize third party suppliers to provide additional capacity and support. Following the acquisition of Ladbroke Casinos in December 2000, we commissioned an extensive review of our business systems. As a result of this review, we are currently improving several of our key business systems, such as our casino membership database, human resources and payroll, EPOS and procurement, machines control and management information and reporting systems and integrating them across our operations.

Membership databases

        We developed our bingo membership database system, known as "Impact", to meet the specific needs of the bingo business. A membership database system has also been specifically developed for our casino business (except Gibraltar).

        The bingo club and casino databases are automatically linked to consolidated central databases. A central promotions system is in place to automatically extract details of selected groups of members based on various pre-defined criteria and electronically send these details to a printing company for the distribution of promotional packs. In addition, an individual bingo club manager can select groups of members based on criteria relating to personal details and visit patterns, which allows him or her to create directed promotional materials using standard company templates. Furthermore, our marketing department uses a separate query tool, known as "Showcase", to interrogate the central database, in order to provide automated regular reporting and ad-hoc analysis.

Gaming machine management

        We are implementing a new machine management system, known as "Honeyframe", in all bingo clubs and casinos during the 2002 and 2003 financial years. This system enables us to effectively monitor usage of both individual and groups of gaming machines. The system links to electronic data capture units fitted in each individual machine and provides management with information regarding security and profitability based upon the unit's location or otherwise.

Electronic Point of Sale (EPOS)

        We currently use separate EPOS systems for each of our bingo and casino businesses. Both systems provide point of sale functionality for the food and beverage operations and, for our bingo business, ordering and inventory management. We are currently reviewing our strategy with the objective of providing a single integrated procurement, inventory management and point of sale system across both businesses.

Linknet

        Linknet is a system developed by us specifically to facilitate the playing of linked bingo games. Linknet captures ticket sales data from the relevant participating clubs, calculates prize money and banking details and sends this information back to the participating clubs via our intranet.

Financial and management information systems

        We use a financial accounting package which automatically interfaces with a number of our other systems, such as the membership databases and Clublink, our bingo management system. Clublink allows bingo club managers to record bingo ticket sales, calculate prize money, manage daily cash bankings and record revenue. We operate a similar management system in our casinos. Our systems provide key operational performance data on our bingo clubs and casinos from 6.00 a.m. daily with respect to the previous day's business.

Payroll and human resources

        We are currently transferring all employees from our current payroll system onto a new Rebus integrated human resources and payroll system, which has been introduced to meet specific requirements such as allowing club management to input hourly or weekly paid staff and attendance times and to access the system for the purpose of monitoring their local club costs via our intranet. Rebus provide and host the human resources and payroll system.

Buzzcard

        We launched a smartcard-based membership card, known as the "Buzzcard" at the Banbury bingo club in April 2001. The Buzzcard functions like an electronic purse which members can use to store money, pay for main stage bingo and party bingo, or can be used to purchase food and beverages or play on AWP machines. The system was developed in-house using both internal resource and external suppliers. The system links to the bingo membership system, allowing promotional analysis to be conducted based on individual transactional spend behavior. Further market research is being carried out before a decision is taken regarding the extension of the Buzzcard trial.

Business recovery

        We have an agreement with a service provider to provide recovery facilities for key central infrastructure including the main servers, our IT help desk system and wide area network links. There is a business recovery agreement with another service provider with respect to Gala Interactive.

2.    KEY BUSINESS STRENGTHS

        We believe that we have a number of business strengths which place us in a strong position to take advantage of current and future market opportunities. These include:

  •
  the scale of our operations in two key sectors of the British gambling industry;

  •
  our proven operating philosophy;

  •
  our unified gaming brand;

  •
  our data-driven marketing programs;

  •
  our well-invested national property portfolio;

  •
  our experienced management team;

  •
  our excellent regulatory relationships;

  •
  our acquisition track record; and

  •
  our consistent delivery of strong financial performance.

  The scale of our operations in two key sectors of the British gambling industry

  We are the largest operator in the British licensed bingo sector in terms of number of clubs (with 166) and we had the leading share of National Bingo Game ticket sales during the year ended September 29, 2002, with 38.6% of such ticket sales. Our casino business is the third largest in Great Britain in terms of number of casinos (with 26 casinos in Great Britain) accounting for an approximately 17.7% market share in terms of drop during the year ended September 30, 2002. As the bingo prize board is a function of the price charged for a ticket and the number of tickets sold, being a leading operator in terms of bingo admissions gives us the ability to offer bigger prize boards through linked or multiple games than other operators in the industry. We believe that a large monetary prize board is a key element in attracting customers. We believe that the scale of our casinos division will also deliver benefits, for example, through, our ability to link our wide area network casino version of Progressive Stud Poker, known in our casinos as "Jackpot Stud Poker", across a large number of our casinos and that these benefits of scale will increase if deregulation allows the introduction of more linked products, such as linked gaming machines.

  Our proven operating philosophy

  We have a proven operating philosophy, which includes:

  •
  Empowering bingo club and casino managers to develop marketing, business and social initiatives at a local level with a view towards optimizing customer loyalty and maximizing the potential of a local market. We believe that we extend greater discretion to our bingo club and casino managers than our competitors;

  •
  Differentiating ourselves from our competitors through a "service first" customer focus. Our bingo club and casino managers are given responsibility for customer satisfaction and for anticipating their needs and fulfilling them. We conduct customer satisfaction feedback programs and intend to contact approximately 19,000 customers in the 2003 calendar year to monitor customer satisfaction;

  •
  Providing value-for-money offerings in bingo. We have reduced, in real terms, our level of non-discretionary charges, such as entry charges and participation fees, in order to increase admissions and we work continuously to increase spend per head by providing additional opportunities for our customers to spend in discretionary areas, such as on gaming machines, on party bingo and other interval games, and on food and beverage;

  •
  Focusing on employee values so that employees can contribute to the delivery of our product offering and our brand identity. We see our employee base as crucial to the delivery of our business objectives and we expend significant resources on training, developing and rewarding our employees at all levels. We have implemented two programs, Gala Difference (in the bingo business) and Valuing Our People (in the casino business), which focus on customer service and employee values; and

  •
  Actively participating in community programs. We are committed to our local communities and believe in contributing to those communities. We are a member of "Business in the Community" and a founding member of the "Nottinghamshire Cares" initiative (a local arm of a national community development program). We also took a leading role in establishing, and continue to be involved with, the Gaming Industry Charitable Trust, which collects and distributes industry donations for research and the treatment of individuals with gambling problems.

  Our unified gaming brand

  We are the only unified gaming brand in the bingo and casino sectors of the British gambling industry. We believe that we have established "Gala" as a dependable, high-quality, service-oriented gaming brand, and consumer awareness surveys commissioned by us corroborate the success of our branding efforts. In a survey that we commissioned in 1999, 36% of respondents spontaneously mentioned Gala bingo when asked to name a bingo brand. This grew to 64% in a survey that we commissioned in 2002. We believe that our unified corporate identity for our bingo, casino and interactive offerings furthers brand identity and awareness, leading to customer loyalty, and provides cross-marketing opportunities. The proposed relaxation of restrictions on advertising casinos should enable us to capitalize on our brand by exposing us to a wider audience.

  Our data-driven marketing programs

  Our membership database allows us to conduct data-driven marketing programs in order to create and strengthen the relationship between the "Gala" brand and our customers. Our marketing programs use our membership databases to target specific categories of our members, such as our more regular customers, our less frequent customers or customers located in a specific area, with carefully planned mailing programs, including loyalty offerings, in order to incentivize increased attendance and develop brand loyalty. We believe that the quality of our database and, in particular, our bingo database allows us to extract more focused information about our members than our competitors. We are in the process of extending similar functionality to our casino database.

  Our well-invested national property portfolio

  Our British property portfolio totals in excess of 4 million square feet, with an average size of approximately 23,000 square feet per site. We have sites in the majority of Great Britain's large urban conurbations and hold a substantial portion of our properties as freeholds. Eighty-one of our 166 operating bingo clubs are held as freeholds, as are 12 of our 28 operating casinos. We believe that Hilton and Bass, previous owners of our casinos and a number of our bingo clubs, respectively, invested significant amounts in these properties. We actively manage our portfolio of bingo clubs and casinos to refurbish or close clubs (some due to underperformance) and to build new clubs, and have refurbished over 100 bingo clubs since December 1997 and eight casinos since December 2000. The scale and flexibility of our property portfolio should allow us to introduce the new product offerings which deregulation would permit.

  Our experienced management teams

  We have an experienced and motivated management team both at an executive and a bingo club and casino level. Our directors and senior management have a detailed knowledge of our industry, market and customer base and have developed strong operating and management skills to formulate and implement our strategy. Our bingo club and casino managers are typically experienced operators in the leisure industry who know their product well and are given significant discretion as regards the operation of their club or casino. Approximately 75% of our bingo club and casino managers and other management level staff have more than three years of service with us. Our directors and management staff alike are incentivized through performance bonus and share option programs, which we believe ensures their interest in, and commitment to, our business. Approximately 376 of our management graded staff have participated in our share option program. We believe that we have a loyal, motivated, dynamic and engaged management staff and that our executive management and management staff turnover rates are low for the industry. We believe that our size and resources provide us with a further advantage in attracting, motivating and retaining quality management and other bingo club and casino staff.

  Our excellent regulatory relationships

  Through their participation in industry associations and otherwise, our directors have established long-term working relationships with industry regulators and government departments, and often actively participate in consultative processes with regard to proposed legislative and regulatory changes affecting the industry. As a result of their experience in the industry, a number of our directors are frequently in contact with industry regulators and government departments, and we believe that we are well-placed to maintain an ongoing dialogue with such regulators and departments and that our views are respected. We believe that our familiarity with the regulatory environment and established relationships with regulators are of assistance in rapidly responding to new opportunities.

  Our acquisition track record

  We have significant experience in the identification and successful integration of acquisition targets. Since 1997, we have acquired Spicegold, Jarglen and Riva, all bingo club operators. More recently, we have expanded into related businesses through the acquisition of Ladbroke Casinos and Jamba. In evaluating potential acquisition opportunities, we apply a threshold rate of return on capital invested. Despite the challenges that acquisitions present, we believe that we have successfully integrated these businesses, and that the operating performance of these businesses post-acquisition has been in line with or exceeded expectations. We believe that there is scope for further consolidation within the high-volume, low-stake gaming market in Great Britain and that we have the experience necessary to capitalize on opportunities as they arise. Our directors and senior management have demonstrated through our acquisition track record that we can exploit opportunities to move into new areas and industry sectors.

  Our consistent delivery of strong financial performance

  Our EBITDA (excluding other income and extraordinary loss) has increased 22.6% to £115.2 million in the 2002 financial year compared to the 2001 financial year and 56.2% to £94.0 million in the 2001 financial year compared to the 2000 financial year. In addition, our business is highly cash generative, generating £71.6 million in net cash provided by operating activities in the 2002 financial year and £62.5 million in net cash provided by operating activities in the 2001 financial year. These increases include the benefits of acquisitions. Bingo revenues and bingo division club EBITDA for those 138 bingo clubs that we owned on October 1, 1999 and still owned on September 28, 2002, grew by a compound annual growth rate of 7.1% and 10.7%, respectively, from the 2000 financial year to the 2002 financial year. Bingo revenues for these clubs were £206.7 million, £216.9 million and £237.0 million, and bingo division club EBITDA was £72.3 million, £79.1 million and £88.6 million, in the 2000, 2001 and 2002 financial years, respectively. For further information, including a discussion of the factors affecting our financial performance as well as our use of non-GAAP financial measures, see "Item 5—Operating and Financial Review and Prospects".

        We believe that these business strengths are vital to our performance in the existing market. Furthermore, we believe that they will become increasingly important in a deregulated industry environment, and that we have the size and resources to take advantage of the opportunities that deregulation would present. We believe that the casino and bingo sectors will be the sectors of the British gambling industry that would benefit most from proposed deregulation.

3.    STRATEGY

        Our long-term strategy is to consolidate our position as Great Britain's leading high-volume, low-stake branded gaming group, as demonstrated by our qualitative and quantitative market leadership positions. In order to achieve this objective, our strategy at an operational level has three core elements:

  •
  strengthening our position as Great Britain's leading high-volume, low-stake gaming group;

  •
  exploiting new distribution platforms; and

  •
  maximizing long-term shareholder value.

  Strengthening our position as Great Britain's leading high-volume, low-stake gaming group

  •
  To maintain or strengthen our position in the high-volume, low-stake gaming market: We intend to protect and, where possible, increase our existing local and national market share by encouraging local market management by our club managers so that they co-ordinate their promotions and advertising campaigns to increase overall profitability of our bingo clubs. A significant number of our local club managers are incentivized to accomplish this through performance bonus plans. We are implementing a similar strategy in our casino business. We will continue to focus on these sectors and on other sectors in which we have the appropriate expertise and can develop a market leading position, in particular leveraging the importance of scale in our chosen sectors and, as such, will continue to evaluate opportunities in new markets.

  •
  To deliver a clear commitment to customers and employees through a proven operating philosophy: We seek to deliver a value for money proposition to our customers and a "service first" customer focus. We seek to retain loyal core customers through our targeted and ongoing marketing programs and increase the attendance by the less frequent customers. In order to deliver this part of our strategy, we consider a motivated, empowered and incentivized employee base as crucial and therefore expend significant resources on training, developing and rewarding our employees at all levels. We have implemented two programs which focus on customer service and employee values, namely "Valuing our People" (in the casino business) and "Gala Difference" (in the bingo business).

  •
  To maintain and develop a strong branded presence: Our aim is to continue to enhance the identity of the "Gala" brand and to improve brand awareness in both the destination-based offline and the interactive fields, having established a uniform name for our bingo and casino businesses. To promote the Gala name, we run a centralized marketing program throughout Great Britain, mainly on a national level through a combination of advertising media, including television, local and national newspapers, radio and our internet site. We also intend to capitalize on our membership database to enhance the value of the Gala brand, through increased customer monitoring and targeted direct marketing. In addition to promotions and advertising campaigns by our club managers, including direct mailing programs, we have significantly expanded our centralized direct mailings from approximately 2.1 million mailings in the 2001 financial year to approximately 4.3 million mailings in the 2002 financial year. The systems aim to recruit new members, reactivate lapsed members to become regular visitors to our clubs and casinos and retain members once recruited. For example, we believe the rebranding of our casinos (other than Maxims) in October 2001 enabled us to increase admissions through brand awareness.

  •
  To continue to invest in targeted product development: We undertake ongoing investment in new product development and new product installations. Within our bingo division, this includes our linked and multiple games for bingo, for example, our exclusive multiple bingo game, the "Gala Buzz Ticket", roll-out of jackpot slot machines and increasing the number and density of MCB positions. We have also developed an innovative gaming machine management system, an integrated customer (database) management system and we are currently conducting a trial of a "smart-card" enabled bingo club. Within our casino division, we have introduced three new bankers games: Sic Bo, Three Card Poker and Big Six, and have introduced the United Kingdom's first wide area network casino table game—Jackpot Stud Poker. We also continue to roll out electronic roulette and have started the rollout of the United Kingdom's first electronic casino table game demonstration kiosk.

  •
  To leverage our property estate in order to capitalize on deregulation opportunities: We believe that in a deregulated environment the ability to improve our current estate and take advantage of new market opportunities by utilizing our estate, will be increasingly important. Currently, approximately 90% of our properties in Great Britain occupy premises of over 10,000 sq. ft, which we believe will be well positioned to capitalize on deregulation opportunities. Our property team has extensive experience in identifying sites, negotiating purchase and lease terms, and managing refurbishments and new build and relocation projects which allows us to quickly and efficiently respond to market opportunities.

  •
  To lead sector consolidation in the United Kingdom: We have in recent years been at the forefront of bingo sector consolidation, and will continue to seek to enhance our presence and the quality of our portfolio across our chosen high-volume, low-stake gaming sectors. While acquisition opportunities in the bingo industry are likely to be constrained by regulatory restrictions, we believe that we are well positioned to acquire other casinos and casino businesses, particularly smaller independent operations.

  Exploiting new distribution platforms

  We will exploit new distribution platforms to benefit the offline bingo and casino businesses, while ensuring that new platforms are value enhancing to us. We have demonstrated our ability to develop new and innovative products through our launch of Gala Interactive in the second half of 2002 and continue to develop new distribution platforms such as interactive digital television, or iDTV, in-venue terminals and digital gaming channels and products.

  We intend to utilize offerings from our offline business in order to promote cross-platform development, thereby increasing customer choice and spend per head.

  Maximizing long-term shareholder value

  Across both our bingo and casino businesses, we seek growth through increasing profitable admissions. By attracting new members, retaining our core customer base, increasing the frequency of attendances by our less regular customers and increasing the amount each of our customers spends at our clubs and casinos, we will seek to deliver superior returns on capital through sustainable earnings growth. We will continue to focus on growing discretionary spend to optimize spend per head.

  In order to improve consistently our operating margin and club EBITDA performance, we will continue to implement programs to reduce costs, improve IT systems, change work practices and optimize staffing levels. We are investing in our brand on both a national and local level and have centralized a significant proportion of our bingo promotional and marketing efforts. Also, we now include both our bingo clubs and our casinos in our large-scale supply contracts to benefit further from economics of scale and purchasing power. We evaluate the performance of each of our bingo clubs and casinos on a daily basis and have implemented a series of measures to improve performance across the estate. Since 1997 we have acquired 56 bingo clubs, have closed and/or disposed of 27 bingo clubs (some due to underperformance), have re-sited one bingo club to improve profitability, and have opened eight new bingo clubs. During this period, 11 of our formerly loss-making bingo clubs have become cash generative.

4.    THE INDUSTRY

        The British gambling industry is highly regulated. It is generally divided into casino gaming, bingo, gaming machines, the National Lottery, other lotteries, betting and football pools. Casino gaming, bingo and gaming machines, being those sectors regulated principally by the Gaming Act and comprising "games of chance for winnings in money or money's worth", comprise the "gaming" sectors of the industry.

        Based on the Prevalence Survey published in June 2000, 72% of the adult population in Great Britain took part in some form of gambling activity in the year prior to that survey.

        The introduction of the UK National Lottery in November 1994 resulted in additional spend on gambling. The gross stakes (total bets placed without accounting for prizes) on gambling activities in Great Britain (excluding gaming machines) increased from £11.6 billion for the year ended March 31, 1995 to £15.5 billion for the year ended March 31, 1996. We believe this demonstrates an unsatisfied demand for gambling, which is partially released upon the introduction of a new product.

        Since 1995, gross stakes on gambling activities in Great Britain (excluding gaming machines) have grown at an average annual rate of 3.4% to £18.9 billion in the year to March 31, 2002 and, excluding the UK National Lottery, have grown at an average annual rate of 5.2%.

        After an initial decline in the rate of growth of gross stakes in the bingo and casino sectors immediately following the introduction of the UK National Lottery, gross stakes in both the bingo and casino sectors have continued to grow in each subsequent year, in the case of the bingo sector from £0.9 billion to £1.16 billion, and in the case of the casino sector from £2.5 billion to £3.5 billion, for the years ended March 31, 1996 to March 31, 2002.

        The gross stakes on gambling in Great Britain (excluding the UK National Lottery and gaming machines) in the year to March 31, 2002 were estimated to be in the region of £13.3 billion and within that number, gross stakes on casino gaming and licensed bingo amounted to approximately £4.7 billion. Gross stakes on gaming machines were estimated to have accounted for a further £10.5 billion in the year to March 31, 2002.

        Net spend (total staked by players minus amounts returned in prizes) on gambling in Great Britain in the year to December 31, 2001 was £7.0 billion. Net spend on all gambling sectors, other than the UK National Lottery, was £4.6 billion, and grew at an annual rate of 2.1% between 1995 and 2001. During this period, the rate of growth of net spend has trailed both growth in disposable income, which grew at an annual rate of 5.5%, and growth in spend on leisure services in general, which grew at an annual rate of 4.5%. We consider this to be primarily as a result of the current regulatory environment in Great Britain, which acts as an impediment to gambling, because for example, it imposes significant restrictions on the number and location of licensed gambling establishments and, in the case of casinos, their ability to advertise, whereas providers of other leisure services are not as highly regulated.

        We are one of only three major operators in Great Britain active in more than one sector of the gambling industry, and the only operator which is solely focused on the bingo and casino sectors.

Bingo sector

What is bingo?

        Bingo is a game in which players cross off numbers on a ticket, or tickets, as they are randomly drawn and announced by a caller. In the main type of bingo, called "main stage", players purchase bingo tickets before a session commences. Typically, each ticket has three rows of five numbers ranging from 1 to 90. The object of the game is to be the first to cross off the numbers, as they are called out, in the pattern that will win a prize. Prize arrangements vary from game to game but are commonly available for a single "line" (the first player to correctly cross off a horizontal line of numbers), then two such lines and finally for crossing off all the numbers on the ticket, a "full house". When players complete the appropriate number of lines, they must stop the game to claim their prize before the next number is called. Other forms of bingo have been developed, such as "mechanized cash bingo" and "prize bingo" in which customers put coins in slots and play using fixed bingo boards or non-fixed shutter boards.

        Bingo clubs are organized in such a way that the value of the "prize board", the amount of money that can be won on a bingo game, is directly related to the amount of money staked. As a result, prizes are principally a function of the number of admissions, the price charged for a ticket and the number of tickets sold to bingo players. An important factor in determining the size of prizes, and consequently the attractiveness of a particular bingo club to customers, is therefore the capacity of that bingo club and the ability to offer linked games across a number of bingo clubs. Large bingo clubs with higher capacities can accommodate more bingo players enabling higher admissions, more tickets to be sold, and therefore bigger prizes to be offered. This is known as the "virtuous cycle of bingo prize money".

        Bingo is a "pari-mutuel" gaming activity, in that there is a betting pool in which the winners share the total amount minus a percentage retained by the house, and as such there is no gambling risk assumed by the club operator. Since all prize monies (other than limited amounts of additional prize money), are paid out of the "prize board", there is no additional liability assumed by the bingo operator. This contrasts with other gambling sectors, such as betting and the majority of casino gaming activities. In Great Britain, bookmakers offer fixed-odds betting where winnings are paid on the basis of the stake placed and odds quoted. There is consequently, in theory, no upper limit on the losses that could be incurred by a bookmaker.

        There were 688 operating licensed bingo clubs in Great Britain as at March 31, 2002, of which Gala operated 165, or approximately 24% of the total number of clubs. Since that date, we have opened one further club, bringing the number of our operating clubs to 166. Our only principal competitor at a national level is Mecca (owned by Rank), which operated 124 clubs, or approximately 18% of the total number of clubs as at March 31, 2002. During the year ended March 31, 2002, an estimated £1.16 billion (including amounts added to the prize board by bingo club operators) was staked on licensed bingo across the sector, of which approximately £432 million was spent in our clubs. We believe that there were approximately 88.5 million admissions to licensed bingo clubs during the year ended September 28, 2002, of which we recorded 32.2 million.

Development of the bingo sector in Great Britain

        Types of bingo club—In the early 1990s, there was a shift in the industry towards the closure of a number of traditional clubs, typically converted cinemas, and the opening of new-style "flat-floor" clubs, which allow larger and more comfortable seating areas, more room for AWP machines, and improved facilities for food and beverages, in newly built clubs and converted buildings. From 1994 to 1997, we believe the pace of opening flat-floor clubs increased as operators attempted to capture higher profits from large purpose-built clubs and to cater to the increasingly discerning leisure consumer.

        Industry consolidation—The over-capacity resulting from new bingo club openings, together with reduced admissions due to the impact of the UK National Lottery (see "—Admissions" below), led to consolidation in the industry through acquisitions as well as the closure of clubs and a decrease in the rate of opening of new clubs. Bingo operators have principally closed traditional clubs while opening flat-floor clubs. Since 1997, the pace of opening flat-floor clubs has decreased while the number of closures remained roughly constant. We believe that the bingo market, excluding Mecca and us, is highly fragmented with around 42% of licensed bingo clubs being run by operators that own fewer than five clubs and 16% of licensed clubs being run by operators with between five and 20 clubs. We believe that that these smaller chains and single owner clubs have been less able to compete and that this has led to many independent operations closing down. These factors have resulted in a net decrease in the number of operating bingo clubs each year from 850 in March 1997 to 688 in March 2002. We believe that closures of independent and smaller operations are expected to continue, but at a reduced rate, and the number of new club openings is expected to remain at current levels.

        We believe that the decreasing number of independent clubs and operators in the bingo market has left us in a strong position within the market to expand our estate, and to continue to grow admissions. Such a position would be further enhanced by the proposed further deregulation of the market.

        Admissions—Between 1994 and 1996, the introduction of the UK National Lottery and UK National Lottery scratchcards led to an approximate 12% decline in admissions to bingo clubs. In response to this decline as well as to the overcapacity in the bingo sector that resulted from the increase in openings of large capacity clubs, bingo operators engaged in heavy promotional activity which increased admissions by 0.8% from 91.2 million in March 1996 to 92.6 million in March 1998. Since then, industry wide admissions to bingo clubs have declined to an estimated 89 million in the year to March 31, 2002. In the year to September 28, 2002, our bingo admissions (excluding the impact of admissions in the prior year of the Riva clubs disposed in that year) increased by 2.2% while spend per head across all our bingo clubs increased by 6.9% over the same period. This increase should be viewed in the context of a decline of 2.5% in like-for-like admissions in the bingo sector excluding us, according to the Bingo Association survey, in the year to September 29, 2002. We believe that this increase in our admissions has resulted principally from the deliberate focus in our bingo division on increasing profitable admissions through competitive customer prices and prize boards. We believe the industry-wide decline in admissions reflects a number of factors such as the petrol strike, longer-term trends such as the apparent strategy of our competitors of growing spend per head at the expense of admissions, the continued closure of unprofitable clubs and the removal of unprofitable admissions in a consolidating market. We also believe the introduction of transparent pricing resulting from amendments to "hours and charges" regulations led initially to a decline in admissions, but that such transparency has subsequently helped to increase admissions.

        We believe that the decline in admissions across the industry will level out or experience very shallow growth in the next few years as various drivers, especially the progressive impact of deregulation and the introduction of more flat-floor premises, combine favorably.

        Bingo revenue (net of duty and VAT) and spend per head—We believe that since July 1999, bingo revenue (net of duty and VAT) has steadily increased to approximately £835 million for the year ended September 2002, driven by the steady rise in spend per head which has increased from approximately £7.63 in July 1999 to £9.44 in September 2002, thereby offsetting the effect of declining admissions over the same period. We believe that this growth in spend per head has principally been a result of bingo operators' investment in building new clubs, deregulation, the upgrading of traditional clubs and the provision of more MCB positions.

Casino sector

What is a casino?

        Casinos provide facilities for customers to play table games including American Roulette, card games such as Blackjack and Stud Poker and sometimes dice games such as Craps. Typically, they also provide gaming machines, food and beverages.

        There were 122 operating casinos in Great Britain as at March 31, 2002, and we believe there are currently 125, of which we have 26, or approximately 21%, of the total number of casinos, with our two main competitors, Stanley Leisure and Grosvenor (owned by Rank) having 40 and 34 operating casinos respectively (or approximately 32% and 27% of the total number of operating casinos respectively). In the year to March 31, 2002, total industry-wide casino admissions were approximately 11.8 million, total drop (the amount of money exchanged for chips) was approximately £3.58 billion and approximately £619 million was generated in gaming win. We believe that the three major operators, together with London Clubs International (the fourth largest operator in terms of number of operating casinos) accounted for approximately 80% of total drop in the year ended March 31, 2002.

        The casino market in Great Britain can be divided into three distinct segments, each of which operates under different dynamics: non-London or "regional" casinos, non-"high-roller" London casinos and "high-roller" London casinos.

        Regional casinos comprised 99 of the 122 operating casinos, 40% of total drop in Great Britain, had average weekly admissions of 1,745 per casino and had average drop per head of £158 in the year ended March 31, 2002.

        Of the 23 operating casinos in London (as at March 31, 2002), we consider there to be seven high-roller casinos and 16 non-high-roller London casinos. The London casinos (including high-roller casinos) market in total accounted for approximately 60% of the total drop in Great Britain, had average weekly admissions of 2,338 per casino and had an average drop per head of more than £772 in the year ended March 31, 2002.

        Non-high-roller London casinos have more in common with regional casinos than high-roller London casinos, although they have a higher average drop per head. Our non-high-roller London casinos had average weekly admissions per casino of 2,642 and average drop per head of £373 in the 2002 financial year.

        High-roller casinos rely heavily on players from overseas and the state of the international economy and the profitability of these casinos can be highly volatile. These high-roller casinos have a significantly lower number of weekly admissions and have a much higher drop per head than non-high-roller casinos. For example, our only high-roller casino, Maxims, had average weekly admissions of 283 and average drop per head of £2,016 in the 2002 financial year.

Development of the casino sector

        Industry consolidation—Over the last few years the casino industry has consolidated, and we believe the top four casino operators in Great Britain, (which includes Gala), operate approximately 86% of the total number of casinos in Great Britain. Between March 1996 and March 2002, the number of operators reduced from 24 to 16.

        Increase in licenses—Over the past 20 years the total number of operating casinos in Great Britain has remained roughly constant at approximately 120. However, a relaxation in the criteria used by the Gaming Board in considering and, if necessary, objecting to the proposed grant of new licenses, which were published in 1999, is beginning to result in increasing numbers of casinos operating in Great Britain. We believe that since March 31, 1999, licenses for 15 additional casinos have been awarded (of which two were awarded to us) and of these, nine have now opened. We further believe that five of the 15 additional casino licenses have been awarded in local markets in which we currently operate, and three of these have now opened. We believe this increase in the number of licenses reflects the recent strong trading by all major operators and a more flexible interpretation of licensing criteria by the local licensing authorities. Deregulation of the industry, as proposed by the British government, is expected to lead to a further increase in the number of licenses as the "permitted areas" restriction is abolished.

        Admissions—From 1994 to 1999, total casino admission levels in Great Britain grew at an average of around 0.8% per annum although admissions declined approximately 2.0% to 11.4 million in the year ended March 31, 1999 and 2.0% to 11.2 million in the year ended March 31, 2000 before rising by 1.0% to 11.3 million in the year ended March 31, 2001 and 4.4% to 11.8 million in the year ended March 31, 2002. We believe that the recent growth in admissions has resulted primarily from longer opening hours, increased number of casinos and the free publicity resulting from public discussion on casino sector deregulation. The March 2002 Government Paper sets out the Government's intention to make significant changes to the regulations governing the casino sector, including the ability to advertise casino offerings more easily and the removal of the "24 hour" rule, which we believe, if implemented, are likely to increase casino admissions in the future.

        Drop and drop per head—Between 1980 and 1998 aggregate drop in Great Britain increased by an annual average of 6%. Aggregate drop in Great Britain decreased 2% in the year ended March 31, 1999, driven primarily by decreased drop at London casinos caused by a reduction in the number of visits from high-rollers in London casinos due to the impact of the Asian economic crisis and fear of terrorism affecting travel. However, in the year ended March 31, 2000 drop grew by 16%, and in the year ended March 31, 2001 it grew by 7%, with growth in both London and the regions. In the year ended March 31, 2002, aggregate drop increased by 8% over the previous year.

        From March 31, 1993 to March 31, 1998, drop per head in London increased by an average rate of 1.7% per year while drop per head in non-London casinos increased by 5.1% over the same period. From March 31, 1998 to March 31, 2001, drop per head in London increased by 7.8% while drop per head in non-London casinos increased by 11.3% over the same period. The stronger growth in the regions is due to less dependence on tourists, business travelers and high-rollers. On average, aggregate drop in Great Britain has outperformed admission levels over recent years, reflecting overall increases in drop per head.

        Win percentage—Casino win percentage in Great Britain has ranged between approximately 16% and 20% for the last 20 years, but has gradually declined overall from approximately 20.2% in the year ended December 31, 1983. In the year ended March 31, 2002, win percentage was 17.3% up from 16.1% in the previous year. We believe changes in win percentage in Great Britain are typically driven by volatility of win percentage in London casinos, particularly in high-roller casinos. For example, win percentage in London casinos dropped to 15.8% in 2000 partly due to the impact of high rollers. Other factors that might influence win percentage include the number of open tables, the introduction of new games, the mix of games and changes thereto, the efficiency of table management, changes in player behavior, unusual amounts staked and chance. The cause or causes of the declining trend are uncertain, and due to this uncertainty, casino operators may be unable to control win percentage.

Interactive gambling

What is interactive gambling?

        Interactive gambling consists of gambling carried out over a remote electronic data link (in most cases via the internet but also via interactive television or on wireless application protocol, or WAP, services). Online gaming typically consists of betting and casino formats, although the number of lotteries is increasing and the type of gambling offering is becoming increasingly elaborate, for example, betting on the outcome of foreign national lottery draws. Interactive television is a newer concept which is an extension of the internet gaming model whereby user interface is achieved through a television channel. In the United Kingdom, interactive television is offered through subscription to either Telewest, NTL or Sky. Revenues for interactive gaming is derived principally from customer gaming losses. Customers register for an account with the site or channel and load their account with a minimum balance which can be used for gaming on television and online. An additional source of revenues for operators comes from sponsorship pages and on-site advertising.

Development of interactive gambling

        Interactive gambling is a relatively new development. The internet is by far the most widely-used interactive medium at present, with an estimated 1,500 internet gambling sites in operation world-wide. The UK interactive market (meaning the estimated amount staked by UK players on interactive sites) was estimated to be approximately US$710 million in 2001. Historic data is not available because interactive gaming is relatively new. The nature of this market makes any accurate measure of its size difficult, not least because operators have typically based interactive businesses offshore in countries where the industry is less regulated and the tax legislation more favorable. The interactive market is being increasingly dominated by incumbent traditional operators extending their offline business by offering an online service. Many of the internet gambling sites with a large UK market share are those operated by traditional operators, usually bookmakers, who began to extend their businesses online in the late 1990s and who have used their existing brand to market their online offering. Over the past few years, many of these sites have also begun to integrate casino offerings. Offline operators of casino and bingo businesses are now starting to expand into the online market, typically offering more professional internet sites than those offered previously. As the interactive gambling market has not reached maturity, its full impact on the overall gambling market is not yet clear.

5.    REGULATORY ENVIRONMENT

        The British gambling industry is highly regulated, with the bingo and casino sectors being regulated principally by the Gaming Board and local licensing authorities pursuant to the provisions of the Gaming Act and regulations under that Act. In recent years, as social attitudes towards gambling have changed, there has been a gradual relaxation in the regulatory regime in the gaming sectors and further changes are proposed.

        Our bingo clubs and casinos in Great Britain are also subject to a variety of other regulations, including those relating to the service of alcoholic beverages and other food and drink, health and safety, environmental matters and disabled access.

        Our casino in Gibraltar and the casino and hotel complex in the Isle of Man are subject to the regulations of those jurisdictions.

        Our online offerings are subject to regulations applicable to gambling in Gibraltar, which is where Gala Interactive is based. In addition, our online operations may be subject to regulation in the countries where our services are accessed and in some countries, online gambling is unlawful. Several of such regulatory regimes are in the process of being de-regulated and others, particularly in respect of the internet, are still in the process of development.

The Gaming Act

        Bingo and casino operations are regulated separately under the Gaming Act, and current legislation prohibits any co-location of bingo and casino businesses within the same premises.

Licensing

        Bingo.    The Gaming Board regulates licensed bingo in Great Britain pursuant to the Gaming Act. Pursuant to the Gaming Act, a potential license holder must first apply to the Gaming Board for a certificate of consent. Under the Gaming Act, the Gaming Board has a responsibility, when considering an application, to determine the applicant's capacity to comply with the Gaming Act, and to consider whether gambling in the relevant bingo club will be fairly and properly conducted, without disorder or disturbance. The Gaming Board must, in particular, take into consideration the character, reputation and financial standing of the applicant and of any other person who would manage the bingo club and of any person for whose benefit the bingo club would be carried on. The applicant must be incorporated in, or be resident in, Great Britain. If the certificate of consent is granted by the Gaming Board, the holder may then make application to the local licensing authority (in England and Wales this would be the local licensing magistrates and, in Scotland, the Licensing Board) for a Gaming (Bingo) License. The Gaming Board and certain authorities (including the local police and fire authority) must be notified of the application and any other person can object to the grant or renewal of the license. The applicant is obliged to advertise the fact of its application both at the intended premises and in the local press. The local licensing authority has a discretion to refuse to grant or renew a license if, among other things:

  •
  there is a lack of demand for bingo facilities of the kind proposed;

  •
  bingo facilities are already available in the relevant area or in any locality outside the area which is reasonably accessible to prospective customers and are sufficient to meet the demand (applicable in the case of applications for grant only);

  •
  the relevant bingo club premises are unsuitable by reason of their lay-out, character, condition or location; or

  •
  the applicant is not a "fit and proper" person to be the holder of a license or is acting on behalf of such a person.

        Certain mandatory grounds for refusal also exist, such as for non-payment of bingo duty.

        An application for the cancellation of a license may be made by any person at any time and the local licensing authority has a discretion to cancel the license on any of the grounds on which it may refuse the grant or renewal of a license. In addition, the Gaming Board has power in certain circumstances to revoke a certificate of consent.

        A certificate of consent need not be renewed. A license, once granted, remains in force for one year from the date of grant and must thereafter be renewed annually.

        Each manager of a bingo club must also obtain a consent from the Gaming Board in the form of a certificate known as a "pink certificate". The Gaming Board can refuse to grant or can revoke a "pink certificate" if it believes that the manager is not a "fit and proper" person to perform the function required.

        Casinos.    The Gaming Board regulates licensed casinos in Great Britain pursuant to the Gaming Act. To apply for a license to operate a casino, the applicant must first apply to the Gaming Board for a certificate of consent. The applicant must also be able to show that it is capable of maintaining a "gaming reserve", an amount held permanently to cover heavy losses. Currently, the reserve for a casino portfolio is calculated as 5,000 times the maximum "straight-up" bet on American Roulette at the highest staking casino, plus 25% of that total, plus a sum equivalent to 25% of the same calculation based on the maximum "straight-up" bet on American Roulette for each additional casino. The reserve is an ongoing requirement. We have an arrangement with the Gaming Board that a large portion of the required reserve is covered by means of an insurance policy, which we currently have with certain of our insurers. As with applications for certificates of consent regarding bingo clubs, when considering whether to grant the certificate of consent to the applicant, the Gaming Board also has responsibility to determine the applicant's capacity to comply with the Gaming Act and to consider whether gambling on the relevant premises will be fairly and properly conducted, without disorder and disturbance. The Gaming Board must, in particular, take into consideration the character, reputation and financial standing of the applicant and of any other person who would manage the casino and of any other person for whose benefit the casino would be carried on. The applicant must be incorporated in, or be resident in, Great Britain. If the certificate of consent is granted by the Gaming Board, the holder may then make an application to the local licensing authority for a Gaming License. The applicant must be able to show, among other things, that the proposed premises are wholly within a "permitted area". These areas, which were defined in 1971, comprise the areas of former county boroughs with estimated populations of over 125,000 between specified dates in 1970 and 1973, areas falling within the prescribed boundaries of one of three named London Boroughs or one of 10 seaside resorts or, in Scotland, the cities of Aberdeen, Dundee, Edinburgh and Glasgow. There are currently only 53 "permitted areas" in Great Britain, where casinos may be opened. The Gaming Board and any other person has powers to object to the grant or renewal of the Gaming License. Local licensing authorities have a responsibility under the Gaming Act to consider, and may refuse to grant or renew a Gaming License if, among other things:

  •
  there is a lack of demand for casino facilities of the kind proposed;

  •
  casino facilities are already available in the relevant area or in any locality outside the area which is reasonably accessible to prospective customers and are sufficient to meet demand (applicable to applications for grant only). In July 2002, the Gaming Board introduced a change of policy on demand and will currently only object to applications for new casino licenses or for increases in facilities at existing casinos if a situation arises where, as regulator, it has reason to believe that problems of control would result. The Gaming Board has stated that its decisions in this respect will not depend on table usage percentages;

  •
  the relevant premises are unsuitable by reason of their lay-out, character, condition or location; or

  •
  the applicant is not a fit and proper person to be the holder of a license or is acting on behalf of such a person.

        Certain mandatory grounds for refusal also exist, such as the premises being situated wholly or partly outside a permitted area.

        An application for the cancellation of a license may be made by any person at any time and the local licensing authority has a discretion to cancel the license on any of the stated grounds on which it may refuse the grant or renewal of a license. In addition, the Gaming Board has power in certain circumstances to revoke a certificate of consent.

        A certificate of consent need not be renewed. However an application for continuance must be made to the Gaming Board in the event that there is a change of control of a certificate holding body corporate (as detailed in paragraph 35A of Schedule 2 to the Gaming Act). A license, once granted, remains in force for one year from the date of grant and must thereafter be renewed annually.

        Each individual employee involved in a gaming activity within a casino must also obtain a consent from the Gaming Board in the form of a "certificate of approval". With effect from March 1, 2002, there are three different certificates depending on the degree of responsibility assumed by the employee in question. Dealers, cashiers, inspectors, pit bosses, supervisors, head cashiers and security staff employed to watch gaming must hold an Operatives Certificate, commonly known as a "red certificate." Managers taking full control of a casino at any time must hold a Managers Certificate, commonly known as a "grey certificate". Casino executives who are involved in gaming operations or their control must hold an Executives Certificate, commonly known as a "white certificate". The Gaming Board can refuse to grant or can revoke a certificate if it believes that the applicant is not a "fit and proper" person to perform the function required.

Conduct of business

        Bingo.    Current restrictions on our bingo operations include, among others, the following:

  •
  restrictions on membership and permitted access to gaming facilities;

  •
  a waiting period of 24 hours between applying to become a member and being able to play bingo in a licensed club;

  •
  restrictions on the number of jackpot slot machines (four machines permitted per club) and the maximum prize available;

  •
  a maximum prize limit on the National Bingo Game of £2 million per game;

  •
  a maximum prize limit on other linked bingo prizes of £500,000 per club per week if the operator does not hold or operate under a multiple bingo license;

  •
  prohibition of rollover jackpots;

  •
  restrictions on the amount of money that can be added to the prize board by a club operator to enhance the prize board, currently no more than £20,000 in aggregate per club per week;

  •
  limits on the maximum stake and value of the cash and non-cash prizes in "prize bingo";

  •
  a maximum stake and cash prize for all "amusement-with-prizes" machines currently of 30p and £25, respectively;

  •
  restrictions regarding the total amount that can be collected by a bingo operator in respect of admission charges and participation fees for any one main stage bingo and mechanized cash bingo game;

  •
  restrictions regarding opening hours. Bingo clubs may operate between 2.00 p.m. and 11.00 p.m. on Sundays, 10.00 a.m. and 11.00 p.m. from Monday to Fridays, from 10.00 a.m. to midnight on Saturdays, and until midnight on any New Year's Eve; and

  •
  restrictions prohibiting gaming over the internet on a server based in Great Britain.

        The regulatory regime has been gradually relaxed over recent years, largely as a result of increasing pressure from operators within the industry (including us) to ease regulations. Such regulatory changes have included:

  •
  removing restrictions on advertising by bingo operators, allowing bingo operators to advertise their prizes and their locations;

  •
  permitting customers to use debit cards or smart-cards in bingo clubs;

  •
  introducing a maximum prize of £25 cash for AWP machines and allowing up to four jackpot slot machines in clubs in addition to AWPs;

  •
  permitting the National Bingo Game to be played up to five times a day and raising the National Bingo Game maximum prize limit to £2 million per game;

  •
  increasing the aggregate per week limit on prize money that can be paid on linked bingo games from £50,000 to £500,000 per club;

  •
  increasing the aggregate per week limit on the amount of money that can be added to the prize board from £6,500 to £20,000 per club;

  •
  increasing the limit on the value of bingo prizes from £60 to £500;

  •
  introducing more transparent pricing as a result of amendments to the "hours and charges" regulations (rules which apply to charges which can be made at bingo club premises and general gaming charges) making it easier to understand what charges customers are paying to play and removing the obligation on operators to give 14 days' notice to licensing authorities of any changes to charges. This has given operators more flexibility in determining ticket prices and participation fees; and

  •
  removing the restrictions on the permitted number of MCB positions, which used to be determined by the seating capacity of the relevant club.

        Casinos.    Restrictions on the way we can currently conduct our casino business include:

  •
  restrictions on where new casinos can be opened, which may only be within the 53 "permitted areas";

  •
  restrictions on membership and permitted access to gaming facilities;

  •
  a waiting period of 24 hours between applying to become a member and being allowed to take part in gaming inside a casino;

  •
  restrictions on the type of bankers games to be played in casinos which specify the rules of the games, the kinds of wager which must be made available to the players, the odds that must be paid if a wager is won and the requirement that all bets be made with the banker;

  •
  restrictions on the charges and the frequency of the charges permitted for participation in games of equal chance, or card room games, on licensed premises;

  •
  restrictions on the ability to impose a levy on stakes or winnings;

  •
  prohibitions on advancing credit to enable any person to take part in gaming, although operators may accept dated checks and debit cards (subject to requirements to keep daily records of these transactions and records of dishonored checks), in addition to restrictions on check redemption;

  •
  restrictions on the number of jackpot slot machines and the maximum prize available and prohibition on mixing of jackpot slot machines with AWPs;

  •
  restrictions regarding the hours gaming may operate in casinos, which prohibit gaming between 6.00 am. and 2.00 p.m. on weekdays and between 4.00 a.m. and 2.00 p.m. on Sundays, although these restrictions do not apply to machine gaming;

  •
  restrictions on advertising; and

  •
  restrictions prohibiting gaming over the internet on a server based in Great Britain.

        In addition, the Gaming Board agrees guidelines and codes of practice with the respective trade organizations in order to establish common rules of acceptable practice across the industry in Great Britain.

        As with the bingo sector, the regulatory regime applicable to the casino sector has been relaxed over recent years. Such regulatory changes have included:

  •
  allowing the acceptance of postal, electronic and facsimile membership applications;

  •
  relaxing the restrictions on advertising by casinos by allowing casino operators to place a limited amount of advertising in the classified sections of newspapers or publications. We are permitted to inform the public of the name, logo, and contact details of casino premises, but we are not permitted to provide information which offers an encouragement or inducement to game. Television advertising is still not allowed;

  •
  extending weekday gaming hours from 4.00 a.m. to 6.00 a.m.;

  •
  permitting customers to use debit cards in casinos and allowing automatic teller machines (which accept debit cards only) to be installed in casinos;

  •
  permitting the introduction of a credit card facility in casinos (subject to a Code of Practice) which does not contravene current legislation prohibiting the granting of credit by casino operators;

  •
  introducing a maximum prize of £2,000 for jackpot slot machines and increasing the number of jackpot slot machines allowed in a casino from six to ten;

  •
  allowing certain approved electronic versions of bankers games and Big Six to be permitted in licensed bar areas subject to the licensing authority's approval. In this respect, the Licensing Board in Glasgow has indicated that it will not permit the gaming area to be extended in the licensed bar area, and this potentially affects four of our casinos in Scotland;

  •
  allowing alcohol on the gaming floor and, in England and Wales, live entertainment. There has never been a prohibition on alcohol on the gaming floors of casinos, but rather a Gaming Board convention, which has been relaxed recently. The prohibition on live entertainment still exists in Scotland; and

  •
  allowing new (or variations of existing) casino games such as approved electronic versions of bankers games, Three Card Poker, Sic Bo, Progressive Casino Stud Poker and Big Six.

License fees and duties

        Bingo.    We must pay a fee of £1,450 for the renewal of each bingo club license. An annual license duty of £695 is also payable for each of our AWP machines and an annual license duty of £1,860 is payable for each of our jackpot slot machines. VAT applies to gross receipts from AWP machines, jackpot slot machines, participation fees, bar and dining facilities.

        Casinos.    We must pay a fee of £7,950 for the renewal of each casino license. An annual license duty of £1,860 is also payable for each of our jackpot slot machines. VAT applies to gross receipts from jackpot slot machines, bars and dining facilities.

Gaming duties

        Bingo.    We must pay UK Customs & Excise a 10% gaming duty on "main stage" bingo and "interval" bingo games on the total of the money taken, if any, by or on behalf of the promoter in that week as payment by the players for their cards, plus one-ninth of the amount, if any, by which that total, after deducting the 10% mentioned above, is exceeded by the total value of the prizes won in that week's bingo.

        Casinos.    British casinos must pay UK Customs & Excise a gaming duty on gross gaming yield for each individual casino. The duty is banded, and quarterly on-account payments are made for the first three months of each six-monthly accounting period, with a final payment made at the end of each six-monthly accounting period. The bands applicable for each six-monthly accounting period with effect from October 1, 2002, are as follows:

Part of gross gaming yield (£)	Gaming duty
%
The first 488,000	2.5
The next 1,083,500	12.5
The next 1,083,500	20.0
The next 1,897,000	30.0
The remainder	40.0

Proposed Deregulation

        In 1999, the British government announced a comprehensive review of British gambling laws by the Gambling Review Body, chaired by Professor Alan Budd. The Gambling Review Body's report, the Budd Report, was published in July 2001. The British government consulted about the report over the autumn of 2001 and published its response in March 2002, in which it accepted the majority of the Budd Report's recommendations, including the creation of a Gambling Commission to oversee the industry.

        In the foreword to the March 2002 Government Paper, the Secretary of State stated that: "we want to see a successful British gambling industry . . . that is able to respond rapidly and effectively to technological and customer led developments in both the domestic and global marketplace, building on its existing reputation for quality and integrity and in the process increasing its already important contribution to the UK economy".

        The British government's intention, as set out in the March 2002 Government Paper, is that all gambling legislation be consolidated into a single Parliamentary Act and it has indicated that a Gambling Bill will be put before Parliament "as soon as Parliamentary time allows". It is expected that the Bill will be debated in Parliament in 2003/4, if parliamentary time permits. We believe that the primary legislation needed to implement the proposed changes may be adopted by 2005. Although many of the proposed changes require primary legislation, certain of the Budd Report's other recommendations have already been introduced.

        The March 2002 Government Paper set out the British government's acceptance of several important recommendations affecting the bingo and casino sectors of the industry.

        The bingo and casino sectors would benefit from the removal of the "unmet local demand" test currently applied before granting licenses. It is also proposed that the "24 hour" rule be removed for both bingo clubs and casinos, which would make our clubs and casinos more accessible to potential new or spontaneous customers.

        The proposed removal of restrictions on bingo games will enable us to provide a broader range of services. For example, it is expected that rollover jackpots will be allowed and financial controls, such as maximum prize limits for main stage, linked and multiple games and the amount of money that clubs may add to the bingo prize board, will be removed.

        Our casinos will benefit from broader accessibility if the permitted areas restriction were abolished, as proposed. The statutory membership requirements would also be abolished under the reforms. The services casinos can provide are also expected to be broadened. It is proposed that a wider variety of gambling products, aside from gaming tables, would be capable of being offered in casino premises, such as betting, bingo and more gaming machines. The enactment of reforms to the regulation of gaming machines (see below) will allow casinos to have more jackpot slot machines with unlimited stakes and prizes. In casinos, the machines could also be linked to create large jackpots. Advertising restrictions are also likely to be significantly removed, allowing the full promotion of the Gala brand and the products we offer (subject to an advertising code of practice to be issued by the Gambling Commission).

        To avoid the proliferation of small casinos and businesses such as nightclubs operating one or two gaming tables in a back room, the Budd Report recommended the introduction of a minimum size for a casino gaming floor of 2,000 square feet. The March 2002 Government Paper accepted the Budd Report recommendation and proposed a "grandfathering scheme", whereby existing casinos under 2,000 square feet would not be required to meet this criterion.

        It is expected that these reforms will provide greater choice and enjoyment for our customers and more options for us in designing and promoting bingo and casino products.

        Reforms to the regulation of gaming machines are expected to have an impact across our businesses. Firstly, the March 2002 Government Paper proposes a re-categorization of gaming machines under three newly created categories:

—	Category A	—	casino slot machines. These machines would have unlimited stakes and unlimited prizes and would be allowed only in casinos;
—	Category B	—
jackpot machines. These machines would have a maximum stake of £1 with a maximum prize of £500 and would be allowed in bingo clubs, casinos, betting shops, adult gaming centers, or in registered clubs, with a maximum prize of £250; and
—	Category C	—
other gaming machines. These machines would have a maximum stake of 50p and a maximum prize of £25 and would be allowed in bingo clubs, casinos, betting shops, adult gaming centers, adult-only areas of family entertainment centers and pubs and other premises with alcohol on license.

        There would also be a new category of machines (Category D) known as "amusement with prizes", which would not be classified as gaming machines proper. These machines would have a maximum stake of 10p and a maximum prize of £5 (cash or non-cash) and would be allowed in premises licensed for gambling or for the sale of alcohol and bona fide members clubs, and in a wider range of premises, at the discretion of the relevant licensing authority.

        Under the proposed reforms, bingo clubs would be allowed four Category B machines and an unlimited number of Category C and Category D machines, subject to licensing authority decision about the number allowed under the premises license.

        The Budd Report recommended limits on the number of machines in casinos based on numbers of gaming tables (8 machines for each table for the first 80 tables; where more than 80 tables are available for play the Budd Report recommended that there should be no restriction on the number of machines allowed) to achieve a balance between machines and other types of gaming. The March 2002 Government Paper agreed that there should be objective criteria governing the number of gaming machines available in individual casinos.

        It is also proposed to permit Category A machines to be linked to enable the accumulation of very large jackpots. The March 2002 Government Paper also accepted the Budd Report recommendation that there should be a relaxation on the use of bank notes and smart-cards in gaming machines.

        The proposed relaxation of the restriction on the use of credit cards (apart from in gaming machines) and of the restrictions on advertising and promotion of gambling products would also benefit both divisions of our business.

        In certain foreign markets, for example the United States, France and Australia, where steps have been taken to relax the respective regulatory regimes and such relaxation has generally been followed by increased casino admissions and increased overall spend, and has resulted in casino markets that are more focused on gaming machines. In the period from 1991 to 2001, in these markets which have deregulated, gaming spend increased by approximately 8 to 11% per annum. We believe such regulatory changes would put us in a strong position within the high-volume, low-stake gaming market to expand our estate and to continue to grow admissions.

Regulation in Gibraltar

        We operate our casino in Gibraltar under a Gaming Ordinance Exemption granted by the Governor of Gibraltar for a period of ten years commencing April 2, 1996. This exemption requires us to run the casino as a proprietary club for members. Gaming and credit limits have been agreed with the government of Gibraltar. Under the terms of the exemption, we are permitted to provide specified gaming tables and to provide facilities for games of chance and to operate up to 300 jackpot slot machines and up to 20 "amusement-with-prizes" machines. In addition we are permitted to provide bingo facilities. Pursuant to the exemption, we pay royalties to the government of Gibraltar on the gross takings we receive from gaming tables and games of chance, and a fixed royalty of £500 on each jackpot slot machine.

        The annual royalties on gross takings from gaming tables and games of chance in Gibraltar are calculated as follows:

Gross taking (£)	Royalties
%
The first 375,000	2.5
The next 1,875,000	12.5
The next 2,250,000	25.0
The remainder	33.0

        The royalties are paid in advance on a monthly basis with the balance, outstanding or to be refunded, calculated at the end of the year. Taxes paid in respect of bingo are paid as specified in the Gaming Tax Ordinance.

Regulation in Isle of Man

        Our casino in the Isle of Man, which trades under the name "Hilton Hotel and Casino" is part of a leisure complex which we own and operate. The Isle of Man Casino License and Regulations currently require that the casino and the remainder of the leisure complex remain in the occupation and under the control of the licensee. We have an agreement with Hilton Hotels UK Limited under which Hilton provides branding support and advisory services in connection with the management of the Isle of Man leisure complex, excluding the casino, for a period of five years from December 2000.

        Casinos in the Isle of Man are regulated by the Casino Act 1986 (as amended). We operate the casino under a casino license initially granted by the Isle of Man Council of Ministers and under the supervision and control of the Isle of Man Gambling Control Commissioners who are thereafter responsible for the renewal of the casino license. In order to obtain a ten year casino license or the annual renewal of such license during the ten year period, the Gambling Commissioners and the Council of Ministers must be satisfied that among other things the licensee is a person of integrity. The annual license fee is calculated according to a formula and currently costs £258,750. In addition, the licensee is also required under the present license to arrange a policy of insurance to provide an indemnity in the event of failure on the part of the licensee to honor winnings in gaming. This requirement is met by an insurance policy with certain of our insurers. The Gambling Commissioners also approve all the staff of the casino who must be deemed fit and proper persons but they have no control over staff of the remainder of the complex. Under the terms of the casino license the licensee is required to provide two or more gaming rooms. In addition it must provide at least 135 bedrooms, at least two public bars or one public bar and one bistro bar and parking facilities for at least 100 cars. We are also subject to the terms of the Casino Regulations 1997 (as amended) which among other things prescribe the type of games we can provide, enable the Gambling Commissioners to set the membership fee of our casino and control the hours during which gaming can take place. Controlled machines as defined by that Act, which in the Isle of Man consist of the Vegas Style slot machines and "amusement-with-prizes" machines are regulated by the Gaming (Amendment) Act 1984.

Regulation of interactive gambling

        Interactive gaming by way of the internet, interactive television or other media is not currently legislated for within Great Britain. Our websites are currently hosted in Gibraltar and thus, our online gaming offerings fall outside the jurisdiction of British regulators. To the extent permitted by future legislation, we intend to launch an interactive TV offering which would be provided through cable and satellite broadcasters based in England and would accordingly fall within the jurisdiction of British regulators.

        We employ the following methods to ensure compliance with regulatory requirements:

  •
  consumers must enter their date of birth to register on-line and sign up to the terms and conditions we stipulate;

  •
  we perform random electoral role-checks on gamers; and

  •
  restrictions are included within the on-line registration system to ensure that individuals within the United States cannot engage in gaming including (1) prohibiting individuals with U.S. postal and U.S. Internet Protocol addresses from registering (2) refusing to accept U.S. credit cards as a means to open an account.

Other regulatory and fiscal matters

Alcohol and entertainment licenses

        The bars and restaurants in our bingo clubs and casinos in England and Wales serve alcoholic beverages and are therefore required to have a Justices' license, commonly known as a liquor license. This license permits the sale or supply of intoxicating liquor for consumption on licensed premises or, in some cases, the supply of intoxicating liquor as prizes or gifts for consumption off the premises. It is an offence to sell or supply alcohol in the United Kingdom without such a license. In England and Wales, a Justices' license is granted by the local licensing justices to the licensee in respect of specified premises. The licensee is responsible for ensuring that the premises are properly conducted so as to comply with the provisions of the Licensing Act 1964 (as amended) and with any special conditions which may be imposed on the license. Each of our casinos in England and Wales holds a Special Hours Certificate to extend the drinking hours until 2.00 a.m. Monday to Saturday (outside the West End of London) and 3.00 a.m. (inside the West End). Since March 2001, casinos have been able to apply to extend such certificates until 12.30 a.m. on Sunday nights, and until 2.00 a.m. on Sunday nights falling before specified bank holidays.

        The law relating to alcohol, entertainment and late night refreshment licensing in England and Wales is set to be repealed by new licensing legislation. The Licensing Bill was introduced and had its first reading in the House of Lords on November 14, 2002. It is presently targeted to receive Royal Assent by July 2003 at the latest. It is proposed that the responsibility for alcohol licensing would pass from magistrates to local authorities. As presently formulated, the new Licensing Act would require each of our casinos and bingo clubs in England and Wales to apply at the relevant time during a specified transitional period for conversion of each of its existing Justices licenses to a new premises license. It is likely, but cannot be guaranteed, that premises licenses would be granted on terms materially no less favorable than our existing justices licenses.

        In Scotland, the license which permits the sale and supply of alcohol is an Entertainment License (issued in terms of the Licensing (Scotland) Act 1976), which serves the same general purpose as a Justices' license. An Entertainment License permits the sale or supply of alcohol which is ancillary to the provision of entertainment, usually defined as "gaming". The basic hours permitted by an Entertainment License are Monday to Saturday 11.00 a.m. to 11.00 p.m. and Sundays 12.30 p.m. to 2.30 p.m. and 6.30 p.m. to 11.00 p.m., during which times alcohol may only be served if gaming is taking place. Most, if not all, of our Scottish bingo clubs and casinos have a Regular Extension of Permitted Hours which extends the basic hours. All premises generally have an extension on a Sunday afternoon to "fill the gap" between otherwise permitted opening times. The evening extensions for casinos vary from area to area. For example, some are licensed until 6.00 a.m. but others only until 4.00 a.m. Food need not be provided during these additional hours. However, the entertainment (as defined in the license) must be taking place during the extended hours. The Licensing Board has the power to attach conditions to an Entertainment License and also to a Regular Extension. These conditions may relate to the occupant capacity of the premises or the use of waiters, and vary from area to area.

Food and beverages

        All of our bingo clubs and casinos have "diners" or restaurants where food is prepared and served. As an outlet involved in preparing and selling food and beverages, we must comply with the provisions of the Food Safety Act 1990 which, among other things, regulates the standards to be maintained in the production and storage of food.

Building Regulations and Disabled Access

        We allow public access to our bingo clubs and casinos, subject to membership requirements, and we are therefore required to comply with the Disability Discrimination Act 1995, pursuant to which we must provide auxiliary aids and services to enable disabled people to use our clubs and casinos, and to change any practices, policies or procedures that make it unreasonably difficult for them to do so. From October 2004, we will be required to make physical changes to the premises if it is otherwise impossible or unreasonably difficult for disabled people to use the facilities. We must also comply with the Building Regulations (Amendment) Regulations 1998, which require that reasonable provision is made for disabled people to gain access to and to use specified types of buildings, including bingo clubs and casinos. The requirements apply to new buildings, including those that have been substantially demolished, to buildings that have been extended and to buildings being altered. We intend to bring, wherever practicable, any non-compliant bingo clubs and casinos into line with these regulations as we refurbish our portfolio. However, we are aware that, for a small number of the older buildings within the portfolio, it will be difficult to achieve full compliance. At such locations, we will work with the necessary authorities to achieve as near compliance as is reasonably practicable.

Environmental laws

        We are required to comply with various European Community, United Kingdom and local environmental laws and regulations relating to protection of the environment and health and safety matters.

        Various environmental laws may require a current or previous owner or occupier of property, or a person who carries out an activity or operation at a property, to remediate substances or releases at or from such property that cause or are likely to cause harm to the environment or water pollution. These owners, occupiers or operators may also be obliged to pay for investigation and clean-up costs and damages in respect of liabilities to third parties in connection with such substances.

        Liability under certain (but not all) environmental laws is, however, limited in that:

  •
  it is risk based and arises only in relation to contamination that is causing or threatening to cause significant harm or water pollution. Therefore, the mere presence of contaminants is sometimes not in itself sufficient to establish liability for clean-up; and

  •
  clean-up required by relevant laws and regulations is limited to that which is required to address the harm caused or the risk that harm might be caused and must be reasonable and suitable for the current use of the land.

        We believe we are in compliance in all material respects with environmental and health and safety laws and regulations currently applicable to us. However, there can be no assurance that we will not be found to be in violation of environmental and health and safety laws and regulations in the future. Liabilities for alleged or actual non-compliance with environmental and health and safety laws and regulations could have an adverse effect on our business or financial condition.

        Our property estate comprises sites of varying age and type of construction. A number of those sites, including those acquired as part of the Riva and Ladbroke Acquisitions, are in highly developed areas and have historically been the subject of commercial or industrial use. It is possible that on-site contamination may exist at these sites from such historical activities which may have resulted in pollution/contamination, for which it is possible that we could be held liable. It is possible that liabilities could arise in future in connection with the clean-up of any sites which are contaminated if no potentially responsible party other than us was identified and pursued.

Regulations relating to Asbestos

        There are existing requirements which are relevant to asbestos in the workplace including those under the UK Health and Safety Act 1974, Control of Asbestos at Work Regulations 1987 (as amended in 1992 and 1998), Management of Health and Safety at Work Regulations 1992, Workplace (Health and Safety and Welfare) Regulations and Construction (Design and Management) Regulations 1994.

        New regulations, namely The Control of Asbestos at Work Regulations 2002 and its supporting Approved Codes of Practice, set out express duties to manage asbestos in non-domestic premises. The duty to manage requires those in control of premises to:

  •
  take reasonable steps to determine the location and condition of materials likely to contain asbestos;

  •
  presume materials contain asbestos unless there is strong evidence that they do not;

  •
  make and keep up to date record of the location and condition of the asbestos containing materials (ACMs) or presumed ACMs in the premises;

  •
  assess the risk of the likelihood of anyone being exposed to fibers from these materials;

  •
  prepare a plan setting out how the risks from the materials are to be managed;

  •
  take the necessary steps to put the plan into action;

  •
  review and monitor the plan periodically; and

  •
  provide information on the location and condition of the materials to anyone who is liable to work on or disturb them.

        In practice, these requirements mean that any building likely to contain asbestos must be surveyed. Buildings which contain asbestos and have already had asbestos surveys conducted on them will have to be revisited on a regular basis to ensure that the risk assessments carried out in respect of such buildings are up to date. The UK Health and Safety Executive has produced guidance on how to achieve this. The duty holder has been defined to be essentially the party who has "control" of the area in which the asbestos is (potentially) located. For example, in a building with multiple tenants, the tenants will be required to survey their respective premises and the landlord the common areas (including external areas), subject to any contrary terms of the lease.

C.    ORGANIZATIONAL STRUCTURE

        The following table indicates a summary corporate structure of Gala Group Limited, including its material interests as of September 28, 2002. Gala Group Limited holds a 100% ownership interest in Gala Group Two, which has a 100% ownership interest in us. We hold a 100% ownership interest in each of our direct and indirect subsidiaries identified by name below, all of which are incorporated under the laws of England and Wales.

Company	Issued and paid fully share capital*	Proportion of capital held	Nature of business/activity
	(number of shares)
1. Gala Group Two Limited	17,069,000	100%	Intermediate holding company
2. Gala Group Holdings Plc	244,800,010	100%	Intermediate holding company
3. Gala Group Investments Limited	3,070,115,060	100%	Intermediate holding company
4. Gala Group Finance Limited	2	100%	Intermediate holding company
5. Gala Holdings Limited	229,486,661	100%	Intermediate holding company
6. Gala Casinos Limited	117,300,011	100%	Casino holding and trading company
7. Gala Leisure Limited	100	100%	Bingo trading and head office services
8. Gala Interactive Limited	2	100%	Online bingo and casino
9. Eventday Limited	100	100%	Casino holding company

*
All shares are at nominal value £1.00 per share except for shares of Gala Group Investments Limited which are at 1p per share.

D.    PROPERTY, PLANTS AND EQUIPMENT

Property

        We currently operate 166 bingo clubs, of which 76 are traditional clubs and 90 are flat-floor clubs. Of these clubs, 49% are held freehold and a further 7% are held on leases with over 75 years remaining on the lease. The remaining 44% of clubs are held on shorter-term leases of typically 25 years at inception, and only nine of these require renewal before December 2012. We actively manage our portfolio of bingo clubs to refurbish or close clubs (sometimes due to underperformance) and to build new clubs.

        We have re-sited three clubs to improve profitability and have opened four new bingo clubs and refurbished over 100 bingo clubs since December 1997. We have also closed and/or disposed of 27 bingo clubs since December 1997. The result of these programs has been to improve significantly the portfolio of bingo clubs.

        We operate 26 casinos in Great Britain, and one in each of Gibraltar and the Isle of Man. Of our 28 operating casino properties, we hold 14 as freeholds or under long leases in excess of 35 years and 14 under shorter leases expiring in 35 years or less, with six of the leases expiring within the next 20 years. One casino, located in Cardiff, is currently closed and we have no plans to reopen it on its current site. Our 26 operating casinos in Great Britain consist of 20 regional casinos and six London casinos. Twenty-five of these occupy large, purpose-built or converted properties of over 2,000 square feet. Approximately 50% of our casino sites have been refurbished in the past three years. Over the two year period prior to its acquisition by us, Ladbroke Casinos invested significantly in the maintenance and enhancement of its casinos and we have invested a further £14 million in our British casinos since they were acquired in December 2000.

        We lease our principal executive office which is located at New Castle House, Castle Boulevard, Nottingham NG7 lFT. We also maintain an executive office at Ely Place, London EC1N 6RY.

        In the 2002 financial year, rental payments on our leasehold bingo and casino properties were approximately £18 million.

        We believe that our facilities meet our present needs and that our properties are suitable for their intended use and are generally well maintained. Our policy is to have a rolling program of refurbishment throughout our estate, typically in a cycle of seven to ten years, depending on club size and usage. We continually evaluate the composition of our portfolio of bingo clubs and casinos in light of current and expected market conditions and demand.

Environmental

        We are required to comply with various European Community, United Kingdom and local environmental laws and regulations relating to protection of the environment and health and safety matters. We believe that we are in compliance in all material respects with environmental and health and safety laws and regulations currently applicable to us.

        Our property estate comprises sites of varying age and type of construction. A number of these sites, including those acquired as part of the acquisition of the Riva bingo clubs and of the casino portfolio from Hilton, are in highly developed areas and have historically been the subject of commercial or industrial use. It is possible that on-site contamination may exist at these sites from such historical activities which may have resulted in pollution/contamination, for which it is possible that we could be held liable, although we are not aware of pollution or contamination existing at any of our sites in circumstances where its presence is considered likely to result in material expenditure being incurred by us.

        In respect of potential environmental contamination issues, external environmental risk assessments have been carried out on 47 sites (29 casino and 18 bingo sites) between April 2000 and October 2002. None of these sites were classed as "high" risk and nine were identified as "medium" risk, primarily because of former potentially contaminative uses at such sites. No significant issues have been identified in relation to such assessments.

        In addition, we have internally risk-assessed all our other sites in respect of the potential for environmental contamination, basing our assessment primarily on use and site-management and operational knowledge. No significant issues have been identified in relation to such assessment.

        Our property estate includes a number of older commercial buildings, mainly former cinemas and theaters, which may contain asbestos-containing materials because of their age and former use.

        As part of an external assessment in 1999 of the asbestos risk profile of our property portfolio, our properties were categorized as high, medium or low priority sites in respect of asbestos. We subsequently commissioned surveys by specialist external asbestos consultants in respect of all 26 high priority and all 87 medium priority properties, with the aim of identifying the potential extent of asbestos-containing materials in such properties.

        Pursuant to applicable law and regulations relating to asbestos, we are subject to duties to manage the risks of asbestos in our premises, which include ensuring that as far as reasonably practicable no person can come to harm from asbestos on the premises. This may involve encapsulating or removing asbestos that is found to be in a poor condition. We are not required, however, to remove all asbestos from our properties; indeed, the Health and Safety Commission recommends that where asbestos containing materials are in good condition, not likely to be damaged and not likely to be worked on or disturbed, it is better to leave them in place and to introduce a system of management.

        Following the completion of the asbestos surveys, we have carried out work in order to deal with all the "Category 1" areas (where there is damaged or exposed asbestos) which are accessible to employees or the public in all of our high priority properties, and have also carried out work in order to address other identified asbestos issues where necessary.

        Under US GAAP, we provide for the costs of taking remedial action in respect of asbestos where we are committed to carry out the work as of the balance sheet date. The provision in the accounts is not, however, intended to be adequate to cover the total amount that may need to be spent by us in complying with current and forthcoming asbestos laws and regulations, because we are not permitted to make provision for all future costs under current accounting rules. The total costs of remedial action for the three years ended September 28, 2002 charged against the asbestos provision in the accounts was approximately £2.3 million. The provision for such work in our accounts as at September 28, 2002 was £2.5 million.

        We may be required to incur costs in dealing with asbestos which is exposed in the course of carrying out our normal refurbishment work (but in respect of which we are not currently permitted to make a provision). Historically, such costs have not been significant. No substantial costs other than those charged against the asbestos provision were incurred in respect of asbestos-related work as part of our normal refurbishment plans in the three financial years ended September 28, 2002.

        We believe that we have adopted a pro-active approach to the management of asbestos issues since 1998. Since then, we have developed a set of policies and procedures to enable us to manage the asbestos risks in our properties and are in the process of implementing such policies and procedures across our estate, which we expect to complete by early 2004.

        We have also established an Asbestos Management Committee and appointed an Asbestos Policy Co-ordinator in order to ensure both the full implementation of our asbestos policies and procedures prior to early 2004, when the "duty to manage" element of the new Control of Asbestos at Work Regulations 2002 will take effect, and the effective management of our asbestos issues going forward. In conjunction with the implementation of our asbestos policies and procedures, we have completed the provision of a health and safety training program, including an asbestos awareness component, to the general managers of our bingo clubs and casinos, and will shortly be extending this program to deputy and assistant managers. We are also carrying out a program of training of staff and intend to introduce a training program for external contractors in respect of asbestos management issues.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following is a review of our financial condition and results of operations for the 52 weeks ended September 28, 2002, the 52 weeks ended September 29, 2001 and the 53 weeks ended September 30, 2000, and of certain factors that are likely to affect our consolidated financial condition and results of operations. In addition to the factors discussed in this review, certain regulatory and industry issues affect our results of operations and are described in "Item 4—Information on the Company". You should read this section together with "Item 18—Financial Statements" of this document.

        Our company was incorporated on February 17, 2000, and we acquired Gala Group Investments Limited on April 17, 2000 in connection with the secondary buy-out of the Group by CSFB PE and other institutional investors. The review in respect of the 53 weeks ended September 30, 2000 is based on a combination of our consolidated results for the period from incorporation on February 17, 2000 to September 30, 2000 and those of our predecessor, Gala Group Investments Limited, from September 25, 1999 to April 17, 2000, the date of our acquisition of Gala Group Investments Limited. The financial information for each of the 52 weeks ended September 29, 2001 and September 28, 2002 is based on our consolidated financial statements.

        We acquired our casino operations in December 2000 and, as a result, the results of the casino operations prior to their acquisition are not included in this review. The results of the casino operations for the 283 days ended September 29, 2001 are included in our results for the year then ended.

OVERVIEW

        We are the leading high-volume, low-stake gaming group in Great Britain by admissions and by number of sites. In the 2002 financial year we had revenues of £432.9 million and income from operations of £73.0 million.

        We operate the largest licensed bingo business in Great Britain by number of bingo clubs. During the year ended September 29, 2002, we had the leading share of National Bingo Game ticket sales, with 38.6% of such sales, and we believe we have a market leadership position in terms of bingo admissions. Our bingo clubs recorded a total of approximately 32.2 million admissions in the 2002 financial year. Our bingo division's principal source of revenues is from bingo games, with a smaller proportion of revenues derived from gaming machines and food and beverage sales.

        We also operate the third largest casino business in Great Britain by number of casinos. We operate 28 casinos, with 26 in Great Britain, a casino (which also offers bingo) in Gibraltar and a casino (which also offers bingo) and hotel complex in the Isle of Man. We recorded a total of approximately 2.8 million casino admissions during the 2002 financial year. The casino division's principal source of revenues is gaming win derived from gaming tables, with a smaller proportion of casino division revenues stemming from gaming machines and food, beverage and other activities. Bingo revenues from Gibraltar and the Isle of Man, along with hotel income from the Isle of Man, is included in the casino division's revenues within food, beverage and other activities.

        We launched our online gaming offering, Gala Interactive, during the second half of the 2002 calendar year. We do not expect Gala Interactive to be a significant contributor to our operating results in the short to medium term but consider the division to be of potential strategic importance, affording new media opportunities through which to offer traditional and new gaming products and to further leverage the Gala brand.

FACTORS AFFECTING THE COMPARABILITY OF RESULTS

        Our results of operations for each of our reporting periods are not directly comparable, principally due to:

  •
  Our acquisition of Ladbroke Casinos from Hilton in late December 2000;

  •
  Our acquisition of the entire issued share capital of Riva Clubs Limited in April 2000. The Riva Acquisition added 27 bingo clubs to our portfolio, of which five were subsequently sold pursuant to an undertaking given to the Office of Fair Trading in connection with the acquisition;

  •
  a 53rd week of trading in the period ended September 30, 2000. For illustrative purposes, on a pro rata basis, that additional week generated admissions of approximately 0.6 million, revenues of approximately £4.5 million and impacted Group EBITDA (excluding other income and extraordinary loss) by approximately £1.1 million;

  •
  the April 2000 secondary buy-out for a cash consideration of £92.0 million; and

  •
  changes to our capital structure as a result of the above mentioned acquisitions and the April 2000 secondary buy-out. We financed the Ladbroke Acquisition by raising £117.3 million through the sale of new shares, £75.0 million of senior secured debt, and £58.0 million of senior subordinated notes (which repaid a senior bridge loan facility in February 2001). The consideration price for the Riva Acquisition was approximately £87.3 million (including acquired debt of approximately £44.3 million) and was paid for by us in cash (including £29.5 million of proceeds from the sale of shareholder loan notes). We raised an additional £93.0 million of proceeds from the sale of shareholder loan notes in connection with the April 2000 buyout.

CERTAIN FACTORS AFFECTING THE RESULTS OF THE BUSINESS

        There are a number of factors which have in the past or could in the future affect our results, including the following:

  •
  General economic conditions and consumer confidence may impact admissions, spend per head or revenues.    Although we believe that the social nature of bingo mitigates to a certain extent the impact of economic downturns, general economic trends affect demand for our products and services and our revenues. We believe that the bingo industry is more sensitive to variations in real disposable income whereas the casino industry is more sensitive to changes in consumer confidence. Accordingly, changes in actual or perceived economic conditions can have an impact on our revenues.

  •
  Trends in the gaming sectors, including the impact of deregulation.    Historically, the rate of growth of net spend in the gambling industry has trailed both growth in disposable income and growth in spend on leisure services in general. Consumer expenditure on gaming has historically been growing at a lower rate than spending on other leisure services. We consider this to be primarily as a result of the current regulatory environment in Great Britain, which acts as an impediment to gambling, because, for example, it imposes significant restrictions on the number and location of licensed gambling establishments and in the case of casinos, their ability to advertise, whereas providers of other leisure services are not as highly regulated. Other trends that impact us include those affecting admissions in the bingo sector and win percentage in the casino sector. Our bingo admissions increased overall during the period under review, although the bingo sector as a whole has experienced like-for-like declining admissions. If, however, our experience does not continue to run counter to the industry trend, any admission declines may affect our revenues or profitability if not offset by increased spend per head or reduced costs. Similarly, declines in win percentage in our casinos not offset by increased drop may also have a negative affect on us.

  •
  Rent levels for retail/commercial real estate.    A significant percentage of our divisional administrative expenses are attributable to rental payments under leases of bingo clubs and casinos. Changes in the rental market have an impact on our expense levels when we enter into new leases or negotiate in respect of periodic rent reviews. During the period under review, our overall rent levels have increased. Our exposure to increased rent levels is somewhat limited by the fact that approximately 50% of our property portfolio is held freehold.

  •
  Taxation and duties.    As gaming duties on casino and bingo operations represent a significant cost for us, changes in the level of duty, or the tax rates applicable to us impact our operating results. The British government is currently undertaking a review of the tax regime applicable to bingo revenues, although the scope and outcome of this review remains uncertain.

  •
  Management and staff.    Because our business is customer focused, one of the major cost drivers for our businesses is the salaries and wage costs (including pension costs) of our employees. Our staff costs are affected by our need to recruit and retain quality staff in the prevailing labor market. Low unemployment levels and changes in demographics towards an increasingly aging population during the period under review have led to increased competition for qualified staff, however, wage pressures have been contained. Although our employees are paid above the national minimum wage, changes in the national minimum wage may increase general wage pressures and therefore have some impact on our staff costs. The British government has increased the national minimum wage in recent years and may do so again.

  •
  Local competition and our ability to build membership, convert members into active players and retain existing players.    We believe that our strengths, including our data-driven marketing programs, scale of operations, brand and experienced management team work to increase admissions, which may have a positive impact on our business and results of operations.

CRITICAL ACCOUNTING POLICIES

        Our consolidated financial statements include accounts of Gala Group Holdings Plc and all our subsidiaries. Our accounting policies are summarized in note 2 of the notes to the audited consolidated financial statements contained "Item 18—Financial Statements".

        In preparing the audited consolidated financial statements, our management has made its best estimates and assumptions of certain amounts included in the financial statements. We regularly review and update these estimates when required. Our actual results could differ from these estimates.

        We consider the following policies to be a list of the most significant policies that require our management to make subjective and complex judgments or to consider matters that are inherently uncertain.

        Property and equipment and intangible assets.    Consideration paid in connection with acquisitions is required to be allocated to the acquired assets and liabilities based on estimates of their fair value. The fair values of property, equipment and intangible assets have been supported by third party appraisals. These third party appraisals of intangible assets were calculated using estimated future cash flows. Significant judgments were required to estimate those future cash flows as well as to select an appropriate period over which to amortize goodwill and other intangible assets. Factors we have considered in making these judgments include historic trends and the effects of demand, competition and other factors.

        Property and equipment are depreciated on a straight-line basis to write off the costs, less estimated residual value, over their estimated useful lives. Changes in circumstances such as technological advances, changes to our business model and or changes to our refurbishment and replacement strategy could result in the actual useful lives differing from the estimates. In those cases where we determine that the useful life of property or equipment should be shortened, we would depreciate the net book value in excess of the residual value over the revised remaining useful life. If we do not maintain the property and equipment to a reasonable standard, the residual values we have selected may be affected.

        Deferred taxes.    Deferred income taxes reflect the effect of temporary differences between asset and liability amounts that are recognized for financial reporting purposes and the amounts that are recognized for income tax purposes. A deferred tax asset arises on some of our property and equipment because they have a book value which is lower than their tax value. We make valuation allowances to reduce the deferred tax assets to an amount that is more likely than not to be realized. Significant management judgment is required in determining any valuation allowance recorded against our deferred tax assets. In assessing the likelihood of realization, we consider estimates of future taxable income and future capital gains.

        Pensions.    The determination of our obligation and expense for pensions is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. These assumptions are described in note 22 of the notes to the audited consolidated financial statements contained in "Item 18—Financial Statements" and include, among others, the discount rate, the expected long-term rate of return on plan assets and rates of increase in compensation. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect the amount of our future pension obligations and our future pension costs.

        Provisions.    Accruals and provisions are by their nature subjective as management has to make estimates and assumptions as to the timing, likelihood and amount of any future settlements. Management make the following subjective judgments in providing for vacant and partly sub-let leasehold properties. For the vacant and sub-let properties provision has been made for the shorter of the remaining period of the lease, and the period until, in management's opinion, we will be able to exit the lease commitment. In the majority of cases we have provided up until the end of the lease. The amount provided is based on the future rental obligations, together with other fixed outgoings, net of any sub-lease income. While in the past we have been able to exit the leases without paying all the costs provided, we do not currently believe we will be able to exit the remaining leases early and we cannot guarantee that future rental obligations will not grow at a higher rate than we have anticipated.

NON-GAAP FINANCIAL MEASURES

        This annual report uses EBITDA (excluding other income and extraordinary loss), a measurement of operating performance that is not calculated in accordance with US GAAP that should not be considered a substitute for operating income, net income, cash flows from operating activities or other income statement data as determined in accordance with US GAAP, or as a measure of profitability or liquidity. EBITDA (excluding other income and extraordinary loss) does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. EBITDA (excluding other income and extraordinary loss) may not be indicative of our historical operating results nor is it meant to be predictive of potential future results. Because all companies do not calculate EBITDA (excluding other income and extraordinary loss) identically, the presentation of EBITDA (excluding other income and extraordinary loss) may not be comparable to similarly entitled measures of other companies.

        EBITDA (excluding other income and extraordinary loss) is used in this annual report as a measure to review our performance. Our management considers EBITDA (excluding other income and extraordinary loss) to be a useful tool for managing the operations of our business. Our external finance providers also use it to monitor our business performance.

        Divisional EBITDA (excluding other income and extraordinary loss) represents the earnings from our bingo and casino operations before income taxes, net interest expenses, depreciation and amortization and excludes exceptional items. Group EBITDA (excluding other income and extraordinary loss) represents the divisional EBITDA (excluding other income and extraordinary loss) for the bingo and casino divisions after the deduction of group administrative expenses and the inclusion of the property provision release.

        Accordingly, group EBITDA (excluding other income and extraordinary loss) can be extracted from the consolidated statement of operations in the audited consolidated financial statements by taking the income from operations and adding back depreciation and amortization. Divisional EBITDA (excluding other income and extraordinary loss) can be extracted from note 27 of the audited consolidated financial statements. A reconciliation of divisional EBITDA to consolidated income from operations is set forth in note 27 to the audited consolidated financial statements.

GROUP RESULTS

        The following table, extracted from the information in "Item 18—Financial Statements", sets out certain financial information for us for the periods indicated:

		Predecessor 29 weeks ended April 17, 2000	Successor 24 weeks ended September 30, 2000	Successor 52 weeks ended September 29, 2001	Successor 52 weeks ended September 28, 2002
		(in thousands of pounds)
Revenues	—Bingo	119,481	119,931	272,969	293,839
	—Casino	—	—	98,384 (3)	139,023

		119,481	119,931	371,353	432,862

	Divisional EBITDA (excluding other income and extraordinary loss)(1)
	—Bingo EBITDA	34,496	44,195	83,722	96,436
	—Casino EBITDA	—	—	21,405 (3)	32,348

		34,496	44,195	105,127	128,784
	Group general and administrative expenses(2)	5,862	12,647	11,151	19,072
	Property provision release	—	—	—	(5,513)

	Group EBITDA (excluding other income and extraordinary loss)	28,634	31,548	93,976	115,225
	Depreciation and amortization	10,415	12,415	38,189	42,271

	Income from operations	18,219	19,133	55,787	72,954
	Interest expenses, net	(13,582)	(16,999)	(42,355)	(37,312)
	Other income (loss)	—	—	(1,267)	71

	Income before income tax expense and extraordinary loss	4,637	2,134	12,165	35,713
	Income tax expenses	(2,650)	(3,047)	(11,605)	(18,899)

	Income (loss) before extraordinary loss	1,987	(913)	560	16,814
	Extraordinary loss on early extinguishment of debt, net of taxes	—	—	(3,553)	—

	Net income (loss)	1,987	(913)	(2,993)	16,814

(1)
EBITDA (excluding other income and extraordinary loss) is not a measurement of operating performance calculated in accordance with US GAAP (see "—Non-GAAP Financial Measures" above).

(2)
Group, general and administrative expenses represents all general and administrative expenses less general and administrative expenses that have been attributed specifically to the bingo division and the casino division.

(3)
We acquired our casino operations on December 22, 2000, and, accordingly, casino revenues and EBITDA (excluding other income and extraordinary loss) relates to the 283 days ended September 29, 2001 only.

52 weeks ended September 28, 2002 compared with 52 weeks ended September 29, 2001

Bingo Revenues and EBITDA

        Bingo revenues increased 7.6% to £293.8 million in the 52 weeks ended September 28, 2002 compared with £273.0 million in the 52 weeks ended September 29, 2001. Bingo division revenues were 67.9% of our revenues in the 52 weeks ended September 28, 2002 and 73.5% in the 52 weeks ended September 29, 2001 reflecting the fact that the casino division was acquired during the course of that year and its revenues are only included post-acquisition. Bingo EBITDA increased 15.2% to £96.4 million in the 52 weeks ended September 28, 2002 compared with £83.7 million in the 52 weeks ended September 29, 2001 (see "—Non-GAAP Financial Measures" above). A detailed review of the results of the bingo division is presented separately below.

Casino Revenues and EBITDA

        Casino revenues were £139.0 million in the 52 weeks ended September 28, 2002, and were £98.4 million in the 283 days from the date of the Ladbroke Acquisition to September 29, 2001. Casino division revenues were 32.1% of our revenues in the 52 weeks ended September 28, 2002 and 26.5% in the 52 weeks ended September 29, 2001 as the casino division was acquired during the course of that year and its revenues are only included post-acquisition. Casino EBITDA was £32.3 million in the 52 weeks ended September 28, 2002 and was £21.4 million in the 283 days ended September 29, 2001 (see "—Non-GAAP Financial Measures" above). A detailed review of the results of the casino division is presented separately below.

Group general and administrative expenses

        Group general and administrative expenses relate primarily to central department overheads including marketing, property, human resources, information technology, security, finance, management and, in 2002, Gala Interactive, and represent all administrative expenses less those that have been attributed specifically to the bingo division or the casino division, which are discussed in more detail below. Group administrative expenses increased by 71.0% to £19.1 million in the 52 weeks ended September 28, 2002 compared with £11.2 million in the 52 weeks ended September 29, 2001, primarily due to the increased costs of running the enlarged operations of the group (£4.3 million) and the expenses that are not directly related to ongoing operations or are of a variable or non-recurring nature (£3.6 million) discussed below. The increased costs of running the enlarged operations of the group mainly consist of increased staff costs (£1.7 million), senior management costs (£0.8 million) and higher insurance premiums (£1.6 million).

        The most significant expenses that are not directly related to ongoing operations or are of a variable or non-recurring nature consisted of increased other property provisions (£1.9 million), increased pension costs of £2.2 million which has been affected by poor stock market performance, and professional fees paid for a review of our strategy and structure (£1.2 million). These were offset by a reduction of £2.0 million in compensation expense paid under the Management Reward Plan as discussed in note 24 of the audited consolidated financial statements. In addition we spent £0.5 million in additional costs for setting up and running Gala Interactive.

        The increase in other property provisions arises mainly because in the year ended September 28, 2002 we undertook a reassessment of the environmental provision which had been established in the period ended September 30, 2000, in the light of the cost of work carried out to date and new health and safety legislation, and increased the provision by £1.7 million.

Property provision release

        In the 52 weeks ended September 28, 2002, we reached an agreement to terminate two leases with the respective landlords. These properties had previously been vacant and we had held a provision for the remaining period of each of the leases, as we did not expect that we would be able to exit these lease commitments. After making lease termination payments to the landlords of £1.8 million and paying legal fees, the balance of the provisions of £5.5 million has been released.

Depreciation and Amortization

        Depreciation relates primarily to buildings, equipment and fixtures both in our bingo clubs and casinos and at our head office. Amortization relates to goodwill, trademarks and licenses, which we are amortizing on a straight line basis over 20 years. Depreciation increased by 13.0% to £19.9 million in the 52 weeks ended September 28, 2002 compared with £17.6 million in the 52 weeks ended September 29, 2001, almost entirely due to a full year charge for the casino division. Depreciation relating to the bingo division has remained comparable over the periods under review. Amortization increased by 8.7% to £22.3 million in the 52 weeks ended September 28, 2002 compared with £20.5 million in the 52 weeks ended September 29, 2001, mainly due to a full years charge of licenses and goodwill acquired through the Ladbroke Acquisition. As a percentage of our revenues, depreciation and amortization were 9.8% in the 52 weeks ended September 28, 2002 and 10.3% in the 52 weeks ended September 29, 2001.

Interest expense, net

        Interest expense, net of interest income, decreased 11.9% to £37.3 million in the 52 weeks ended September 28, 2002 compared to £42.4 million in the 52 weeks ended September 29, 2001. In the periods under review, 12% Senior Note interest expense increased £1.7 million due to the issue of additional debt in respect of the financing of the Ladbroke Acquisition. This increase in 12% Senior Note interest charge was offset by:

  •
  a decrease of £5.5 million in variable rate interest expense as a result of an overall reduction in Libor, despite an overall increase in the level of variable rate debt to fund the Ladbroke Acquisition;

  •
  a net reduction of £0.9 million in debt issue cost amortization. These were higher in the 52 weeks ended September 29, 2001 than in the 52 weeks ended September 28, 2002 because of bridge financing costs in connection with the Ladbroke Acquisition. The bridge finance was subsequently refinanced by an issuance of 12% Senior Notes; and

  •
  an increase of £0.4 million in interest received.

Other income (loss)

        Other income (loss) relates to the change in the fair values of swaps and caps. In the 52 weeks ended September 29, 2001 the values of the swaps and caps fell due to the fall in interest rates.

Income tax expense

        Income tax expense increased by £7.3 million to £18.9 million, in the 52 weeks ended September 28, 2002 compared with £11.6 million in the 52 weeks ended September 29, 2001, primarily due to the increase in taxable income (see note 20 to the notes to the audited consolidated financial statements).

Extraordinary loss on extinguishment of debt

        The extraordinary loss of £3.6 million net of £1.5 million tax arose in the 52 weeks ended September 29, 2001 on the early extinguishment of debt relating to the refinancing undertaken in connection with the Ladbroke Acquisition. This amount includes prepayment penalties of £0.4 million and the write-off of £4.7 million deferred debt issue costs, which had been previously included in other assets and were being amortized over the life of the related bank debt.

52 weeks ended September 29, 2001 compared with 53 weeks ended September 30, 2000

Bingo revenues and EBITDA

        Bingo revenues increased 14.0% to £273.0 million in the 52 weeks ended September 29, 2001 compared with £239.4 million in the 53 weeks ended September 30, 2000, primarily as a result of the full year impact of the Riva Acquisition, which occurred in April 2000. Bingo EBITDA increased 6.4% to £83.7 million in the 52 weeks ended September 29, 2001 compared with £78.7 million in the 53 weeks ended September 30, 2000 (see "—Non-GAAP Financial Measures" above). A detailed discussion of the results of the bingo division is presented separately below including the impact of the 53rd week of trading in the 53 weeks ended September 30, 2000.

Casino revenues and EBITDA

        The results of the casino division consist of the 283 days trading from the date of the Ladbroke Acquisition on December 22, 2000 to September 29, 2001. A detailed discussion of the results of the casino division is presented separately below.

Group general and administrative expenses

        Group general and administrative expenses decreased by 39.8% to £11.2 million in the 52 weeks ended September 29, 2001 compared to £18.5 million in the 53 weeks ended September 30, 2000, primarily due to the increased costs of running the enlarged operations of the group (£2.5 million), the reclassification of overheads incurred in 2000 to club operating expenses (£3.6 million) and the expenses which were incurred in 2000 which did not recur to the same extent in 2001 (£6.3 million) discussed below. The increased costs of running the enlarged operations of the group mainly consist of increased staff costs (£1.4 million) and increased senior management costs (£1.0 million), which includes strengthening of the management team including the recruitment of Neil Goulden and Blair Sinton, the employment of a temporary property director and increased professional fees such as public relations and legal fees.

        In the 53 weeks ended September 30, 2000 we incurred £1.0 million higher compensation expense paid under the Management Reward Plan as discussed in note 24 of the audited consolidated financial statements and £3.0 million other property provisions, as discussed in note 17 of the audited consolidated financial statements. Other cost reductions in 2001 were on the level of pension cost allocated to group general and administrative expenses (£1.0 million) and a number of smaller movements totaling £1.3 million. In the 52 weeks ended September 30, 2000 one-off rates rebates of £1.4 million were received which were offset by professional fees associated with an assessment of our financing arrangements.

Depreciation and amortization

        Depreciation increased by 52.9% to £17.6 million in the 52 weeks ended September 29, 2001 compared with £11.5 million in the 53 weeks ended September 30, 2000, primarily due to depreciation relating to assets obtained through the Riva and Ladbroke Acquisitions. Amortization increased by 82.0% to £20.5 million in the 53 weeks ended September 29, 2001 compared with £11.3 million in the 52 weeks ended September 30, 2000, primarily due to licenses and goodwill acquired through the Riva and Ladbroke Acquisitions. As a percentage of group revenues, depreciation and amortization were 10.3% in the 52 weeks ended September 29, 2001 and 9.5% in the 53 weeks ended September 30, 2000.

Interest expenses, net

        Interest expenses, net of interest income, increased by 38.5% to £42.4 million in the 52 weeks ended September 29, 2001 compared with £30.6 million in the 53 weeks ended September 30, 2000, primarily due to higher debt levels throughout the 52 weeks ended September 29, 2001 as a result of debt incurred in connection with the Gala, Riva and Ladbroke Acquisitions.

Income tax expenses

        Income tax expense increased by 103.7% to £11.6 million, in the 52 weeks ended September 29, 2001 compared to £5.7 million in the 53 weeks ended September 30, 2000, primarily due to the increase in taxable income (see note 20 of the notes to the audited consolidated financial statements.)

BINGO DIVISION

Overview

        We use key indicators to measure the success of our bingo clubs, the main indicators being the number of admissions and "spend per head". Admissions are the number of "main stage" sessions played by players as recorded by our bingo clubs. For example, a customer playing both the afternoon and evening "main stage" sessions in one day would count as two admissions. "Spend per head" comprises the average amount our bingo clubs retain per admission from the amount staked after deducting amounts paid out in cash prizes, gaming duties and value added tax. It is equal to total revenues divided by the number of admissions for the same period. These are discussed further below.

        Throughout the period under review, we have focused on increasing admissions and spend per head through:

  •
  targeting capital expenditure in additional mechanized cash bingo positions and in improving existing positions;

  •
  resiting gaming machines and improving gaming areas;

  •
  refurbishing clubs;

  •
  conducting focused national and local promotions, advertising campaigns and direct mail activity; and

  •
  shifting customer spend into discretionary areas (i.e. interval games, gaming machines and food and beverage) and reducing reliance on non-discretionary spend, such as admission charges and participation fees, which are reported as part of main stage bingo revenues.

Revenues

        Our principal sources of bingo division revenues are from bingo gaming, gaming machines, and food and beverage.

Gaming revenues

        Revenues from bingo gaming represented 56.9% of total bingo division revenues in the 52 weeks ended September 28, 2002, 56.5% in the 52 weeks ended September 29, 2001 and 55.0% in the 53 weeks ended September 30, 2000.

        Revenues from bingo gaming consist of revenues from:

  •
  main stage bingo, including admission charges and the share of gross stakes retained by us, called "participation fees". These revenues were 19.4% of total bingo division revenues in the 52 weeks ended September 28, 2002 and 21.8% of total bingo division revenues in the 52 weeks ended September 29, 2001. This relative decrease in the percentage of revenues from main stage bingo reflects our strategy of shifting customer spend into discretionary areas and reducing reliance on non-discretionary spends, such as admission charges and participation fees which are reported as part of main stage bingo revenues; and

  •
  interval games, including "party bingo" (otherwise known as "mechanized cash bingo") and "market bingo" (otherwise known as "prize bingo"). Revenues from interval games paying cash prizes are reported exclusive of prize money paid out. Revenues from interval games paying non-cash prizes reflect the gross stakes, with the cost of prizes being reported as an expense. These revenues were 37.5% of total bingo division revenues in the 52 weeks ended September 28, 2002 and 34.7% of total bingo division revenues in the 52 weeks ended September 29, 2001.

        We are required to remit a duty to the British government for all bingo stake monies, currently at a rate of 10%, the applicable rate during the entire period under review. VAT is charged on revenues from bingo retained by us at a rate of 17.5%, the applicable rate during the entire period under review. Revenues from bingo are reported net of cash prizes, gaming duties and VAT payable and are recognized on a cash basis as sales occur. The British government is currently undertaking a review of the tax regime applicable to bingo revenues, although the scope and outcome of this review remains uncertain.

Gaming machine revenues

        Revenues from gaming machines represented 29.9% of total bingo division revenues in both the 52 weeks ended September 28, 2002 and in the 52 weeks ended September 29, 2001, and 30.4% in the 53 weeks ended September 30, 2000.

        Gaming machine revenues come from our AWP machines and jackpot slot machines. Regulations under the Gaming Act provide that the maximum a customer can stake for one play on an AWP machine is 30p and on a jackpot slot machine is 50p. Revenues from gaming machines paying out in cash are equal to the retained cash receipts (after paying out cash prizes), or the "cash in box", from gaming machines. Revenues from gaming machines that pay out in goods rather than cash are reported gross, with the cost of the prizes being reported as expenses. VAT is charged on gaming machines' cash in box at a rate of 17.5%, the applicable rate during the entire period under review. Revenues from gaming machines are reported net of the VAT payable and are recognized on a cash basis when the "cash in box" is emptied, which occurs at least twice per week per machine.

        Legislation now permits clubs to have up to four jackpot slot machines in bingo clubs in addition to the existing AWP machines, subject to a direction to this effect by the licensing authority. Accordingly, before jackpot slot machines may first be installed, licenses must be amended to permit such machines. The relevant amendment occurs upon the annual renewal of the license. Gala's first jackpot slot machines were installed in April 2002 and are scheduled to be rolled-out throughout the entire estate by early to mid-2003. Jackpot slot machines had been installed in 83 clubs as at September 28, 2002. Jackpot slot machines situated within bingo clubs must pay out at a rate of at least 71% and AWPs must pay out at a rate of at least 70%.

Food and beverage

        Food and beverage revenues represented 13.2% of total bingo division revenues in the 52 weeks ended September 28, 2002, 13.6% in the 52 weeks ended September 29, 2001 and 14.6% in the 53 weeks ended September 30, 2000. Bingo division food and beverage revenues are primarily from sales of food, soft drinks, alcoholic drinks and snacks from our bar and dining facilities. VAT is charged on revenues from food and beverage, currently at a rate of 17.5%, the applicable rate during the entire period under review. Revenues from food and beverage are reported net of the VAT payable and are recognized on a cash basis as sales occur.

Expenses

        The principal bingo division expenses relate to bingo gaming, gaming machines and food and beverage, all of which are reported in divisional cost of sales, and divisional administration expenses which are reported separately.

Bingo gaming expenses

        Gaming expenses consist of expenses relating to:

  •
  main stage bingo, which are costs of purchasing bingo tickets from the bingo division's supplier; and

  •
  interval games that pay non-cash prizes, which are the cost of the prizes that are won by customers playing these games.

Gaming machine expenses

        Expenses relating to gaming machines consist of rental payments to the bingo division's supplier of gaming machines and the annual license duty. This annual license duty is payable annually on each of our gaming machines in order to obtain a gaming machine license. The annual license duty per AWP machine was £645 until August 4, 2000 and subsequently £680 until April 30, 2002. Since May 1, 2002, the annual license duty has been £695 per AWP machine and £1,860 per jackpot slot machine. We did not have a significant number of jackpot slot machines in our bingo clubs prior to May 1, 2002. As described above, we are currently rolling out additional jackpot slot machines throughout the entire estate, which is scheduled for completion in mid-2003. Certain types of gaming machines also require a stock of prizes, the cost of which is included in expenses relating to gaming machines.

Food and beverage

        Expenses relating to bingo food and beverage primarily consist of the costs of purchasing alcoholic beverages and soft drinks from the bingo division's drinks suppliers and the costs of purchasing food from our catering suppliers.

Divisional administrative expenses

        Divisional administrative expenses consist primarily of:

  •
  salaries of bingo management and staff;

  •
  rental payments on leases of operating bingo clubs;

  •
  club promotional expenses, which include adding prize money to the "main stage" bingo prize board and promotions aimed at increasing admissions, such as free bingo games and prizes and vouchers giving discounts on the price of bingo tickets;

  •
  club utilities and service costs;

  •
  central overheads that relate directly to the bingo division; and

  •
  central promotional and marketing expenses relating to the bingo division. These consist primarily of television and other media advertising costs and other external membership recruitment expenses, including centrally controlled national promotions and promotional literature.

Comparative results of the bingo division

        The following table sets out certain operating statistics for the bingo division for the periods indicated.

	53 weeks ended September 30, 2000	52 weeks ended September 29, 2001	52 weeks ended September 28, 2002
Number of bingo clubs (at end of period)	172	166	165
Admissions (millions)	30.6	32.0	32.2
Average spend per head (£)	7.84	8.54	9.13

        The following table, extracted or derived from the information in "Item 18—Financial Statements" sets out certain financial information for the bingo division for the periods indicated:

	Predecessor 29 weeks ended April 17, 2000	Successor 24 weeks ended September 30, 2000	Successor 52 weeks ended September 29, 2001	Successor 52 weeks ended September 28, 2002
	(in thousands of pounds)
Revenues
Bingo gaming	65,113	66,496	154,236	167,239
Gaming machines	36,721	36,083	81,727	87,712
Food and beverage	17,647	17,352	37,006	38,888

Total revenues	119,481	119,931	272,969	293,839
Cost of sales	(21,252)	(18,886)	(41,586)	(42,737)

Gross profit	98,229	101,045	231,383	251,102
Divisional administrative expenses	(63,733)	(56,850)	(147,661)	(154,666)

Bingo division EBITDA (excluding other income and extraordinary loss) (1)	34,496	44,195	83,722	96,436

(1)
Bingo division EBITDA (excluding other income and extraordinary loss) is not a measurement of operating performance calculated in accordance with US GAAP (see "—Non-GAAP Financial Measures").

52 weeks ended September 28, 2002 compared with 52 weeks ended September 29, 2001

Admissions

        Bingo division admissions increased 0.6% to 32.2 million in the 52 weeks ended September 28, 2002 from 32.0 million in the 52 weeks ended September 29, 2001, despite the disposal of five bingo clubs in the 52 weeks ended September 29, 2001 as a result of the undertaking given to the Office of Fair Trading in connection with the Riva Acquisition. Excluding the impact of the admissions in the prior year from the five Riva clubs disposed of during that year, bingo division admissions increased 2.2% in the 52 weeks ended September 28, 2002 compared with admissions in the 52 weeks ended September 29, 2001. This increase in admissions should also be viewed in the context of a decline of 2.5% in like-for-like admissions in the bingo sector excluding us, according to the Bingo Association, in the year to September 29, 2002. We believe that this increase in our admissions has resulted principally from our deliberate focus on increasing profitable admissions through competitive customer prices and prize boards.

Average spend per head

        Average spend per head for our bingo division increased 6.9% to £9.13 in the 52 weeks ended September 28, 2002 from £8.54 in the 52 weeks ended September 29, 2001. We believe that this increase in average spend per head largely arose from an increase in discretionary spend, driven by our continuing focus on increasing profitable admissions as part of our strategy of growth through profitable volume.

Revenues

        Bingo division revenues for the 52 weeks ended September 28, 2002 increased 7.6% to £293.8 million compared with £273.0 million for the 52 weeks ended September 30, 2001, due to the increase in admissions and spend per head discussed above.

        Bingo division gaming revenues for the 52 weeks ended September 28, 2002 increased 8.4% to £167.2 million compared with £154.2 million for the 52 weeks ended September 29, 2001. This is primarily due to a growth in revenues from interval games of 16.4% as a result of targeted capital expenditure and promotional activities. During this period there has also been a change in the mix in revenues within bingo gaming revenues as we have continued to focus on providing customers with a "value for money" product offering and in shifting customer spend into discretionary areas and reducing reliance on non-discretionary spends, such as admission charges and participation fees.

        Bingo division gaming machine revenues for the 52 weeks ended September 28, 2002 increased 7.3% to £87.7 million compared with £81.7 million for the 52 weeks ended September 29, 2001. The increase was primarily due to the continuing management of our portfolio of gaming machines. Our dedicated gaming machine managers regularly visit clubs to re-site gaming machines within the bingo clubs to maximize revenues from them. Gaming revenues have also been positively affected by the continued investment in enclosed gaming machine areas, which allow continued play outside the main auditorium, and resiting machines to ensure that they are in high traffic areas. We also have benefited to some extent from the ongoing roll-out of jackpot slot machines.

        Bingo division revenues from food and beverage for the 52 weeks ended September 28, 2002 increased 5.1% to £38.9 million compared with £37.0 million for the 52 weeks ended September 29, 2001 due to higher admissions and continued improvements in the product offerings.

Cost of sales

        Bingo division cost of sales for the 52 weeks ended September 28, 2002 increased 2.8% to £42.7 million compared with £41.6 million for the 52 weeks ended September 29, 2001. Bingo cost of sales as a percentage of bingo revenues decreased to 14.5% from 15.2%, primarily reflecting the ongoing change in the relative sales mix towards those interval games that have a relatively lower cost of sales compared to other bingo games.

Gross profit

        Bingo division gross profit for the 52 weeks ended September 28, 2002 increased 8.5% to £251.1 million compared with £231.4 million for the 52 weeks ended September 29, 2001, in line with the growth in revenues and reflecting the decrease in cost of sales as a percentage of revenues.

        Bingo division gross profit percentage for the 52 weeks ended September 28, 2002 increased to 85.5% compared with 84.8% for the 52 weeks ended September 29, 2001 for the reasons discussed above.

Divisional administrative expenses

        Bingo division administrative expenses for the 52 weeks ended September 28, 2002 increased 4.7% to £154.7 million compared with £147.7 million for the 52 weeks ended September 29, 2001, partially reflecting the semi-fixed nature of certain of these costs which have not increased in line with the growth in bingo division revenues. As a result, divisional administrative expenses as a percentage of total bingo division revenues decreased to 52.6% from 54.1%.

52 weeks ended September 29, 2001 compared with 53 weeks ended September 30, 2000

Admissions

        Bingo division admissions increased 4.5% to 32.0 million in the 52 weeks ended September 29, 2001 from 30.6 million in the 53 weeks ended September 30, 2000. The increase in admissions resulted primarily from the enlargement of our bingo club portfolio through the Riva Acquisition, the opening of larger flat-floor clubs and our deliberate focus on increasing admissions through competitive customer prices and prize boards. Excluding the net year on year impact on admissions of the Riva Acquisition of 2.3 million and the impact of the 53rd week in the 53 weeks ended September 30, 2000 of 0.6 million, we believe bingo division admissions declined 1.7% to 27.2 million in the 52 weeks ended September 29, 2001 from 27.7 million in the 53 weeks ended September 30, 2000. This decline is primarily due to the impact of the closure of clubs. This year on year decline in our admissions should also be viewed against a decline of 6.8% in like-for-like admissions in the bingo sector excluding us, according to the Bingo Association survey in the year to September 30, 2001.

Average spend per head

        Average spend per head for our bingo division increased 8.9% to £8.54 in the 52 weeks ended September 29, 2001 from £7.84 in the 53 weeks ended September 30, 2000. Excluding the bingo clubs acquired through the Riva Acquisition, spend per head increased 8.6% to £8.36 in the 52 weeks ended September 29, 2001 from £7.70 in the 53 weeks ended September 30, 2000. We believe that this increase in average spend per head largely arose from the introduction of more transparent pricing as a result of amendments to the "hours and charges" regulations, which has assisted management in driving discretionary spend and resulting in spend per head growth.

Revenues

        Bingo division revenues for the 52 weeks ended September 29, 2001 increased 14.0% to £273.0 million compared with £239.4 million for the 53 weeks ended September 30, 2000, due to the increase in admissions and spend per head discussed above. Excluding Riva clubs, bingo division revenues increased 4.7% to £227.9 million for the 52 weeks ended September 29, 2001 compared with £217.6 million for the 53 weeks ended September 30, 2000, a lower rate than when Riva is included primarily because of a relatively higher spend per head at the Riva clubs.

        Bingo division revenues from gaming for the 52 weeks ended September 29, 2001 increased 17.2% to £154.2 million compared with £131.6 million for the 53 weeks ended September 30, 2000. The full year impact of the Riva Acquisition contributed £14.4 million of this increase. Revenues from gaming, excluding the effects of the Riva Acquisition, increased by £8.3 million or 7.0%, a lower rate than when Riva is included due to the relatively higher spend per head at the Riva clubs.

        Bingo division revenues from gaming machines for the 52 weeks ended September 29, 2001 increased 12.3% to £81.7 million compared with £72.8 million for the 53 weeks ended September 30, 2000. The full year impact of the Riva Acquisition contributed £6.9 million of this increase. The increase, excluding Riva, was primarily due to the continuing management of the bingo division's portfolio of gaming machines. Our dedicated gaming machine managers regularly visit our clubs to re-site gaming machines within the bingo clubs to maximize revenues from them. Gaming machine revenues have also been positively affected by our investment in enclosed gaming machine areas, which allows continued play outside the main auditorium, and resiting machines to ensure that they are in high traffic areas.

        Bingo division revenues from food and beverage for the 52 weeks ended September 29, 2001 increased 5.7% to £37.0 million compared with £35.0 million for the 53 weeks ended September 30, 2000. This was due to the full year impact of the Riva Acquisition.

Cost of sales

        Bingo division cost of sales for the 52 weeks ended September 29, 2001 increased 3.6% to £41.6 million compared with £40.1 million for the 53 weeks ended September 30, 2000. Bingo cost of sales as a percentage of bingo revenues decreased to 15.2% from 16.8% primarily reflecting the change in the relative sales mix towards those interval games that have a relatively lower cost of sales compared to other bingo games.

Gross profit

        Bingo division gross profit for the 52 weeks ended September 29, 2001 increased 16.1% to £231.4 million compared with £199.3 million for the 53 weeks ended September 30, 2000. Of this increase, £22.6 million was due to increased business activity arising from the full year impact of the Riva Acquisition in the 52 weeks ended September 27, 2001.

        Bingo division gross profit percentage for the 52 weeks ended September 29, 2001 increased to 84.8% compared with 83.2% for the 53 weeks ended September 30, 2000 for the reasons discussed above.

Divisional administrative expenses

        Bingo division administrative expenses for the 52 weeks ended September 29, 2001 increased 22.5% to £147.7 million compared with £120.6 million for the 53 weeks ended September 30, 2000. This was due to the increased cost of running the larger division. Divisional administrative expenses as a percentage of total bingo division revenues increased to 54.1% from 50.4%.

CASINO DIVISION

Overview

        We use key indicators to measure the success of our casinos, the three main indicators being admissions, drop and gaming win. Admissions are the number of members and guests attending our casinos in any period. Drop is the amount of money the players in a casino exchange for chips, and drop per head is the average amount of money customers exchange for chips at gaming tables. Gaming win is the net cash from gaming activities retained by the casinos before gaming duty. In addition, win percentage is the amount of revenues generated from gaming activities, expressed as a percentage of the drop.

Revenues

        Our principal source of casino division revenues is from gaming tables, with a smaller proportion of casino division revenues coming from gaming machines and food and beverage and other activities.

Gaming revenues

        Gaming revenues represented 84.0% of total casino division revenues in the 52 weeks ended September 28, 2002 and 83.7% of total casino division revenues in the 283 days ended September 29, 2001.

        Gaming revenues (also referred to as gaming win), comprise revenues from table games in casinos, primarily American Roulette, Blackjack and Stud Poker. Customers purchase gaming chips which are used for gaming at tables and are redeemable at the cash desk. In addition, gaming revenues include revenues from electronic roulette. Revenues from gaming tables are reported before deduction of gaming duty.

Gaming machine revenues

        Gaming machine revenues were 5.8% of total casino division revenues in the 52 weeks ended September 28, 2002 and 6.0% of total casino division revenues in the 283 days ended September 29, 2001.

        Gaming machine revenues come primarily from jackpot slot machines. Revenues are equal to the retained cash receipts (after paying out cash prizes). VAT is charged on gaming machine retained cash receipts at a rate of 17.5%, the applicable rate during the entire period under review. Revenues from gaming machines are reported net of VAT and are recognized on a cash basis when the cash is emptied from the gaming machines, which occurs weekly.

        Regulations under the Gaming Act provide that the maximum jackpot value for a jackpot slot machine is £2,000 and the maximum a customer can stake for one play on a jackpot slot machine is 50p. These regulations also limit the number of jackpot slot machines per casino to ten. Jackpot slot machines within casinos must pay out at a rate of at least 80%.

Food, beverage and other activities revenues

        Food, beverage and other activities revenues were 10.2% of total casino division revenues in the 52 weeks ended September 28, 2002 and 10.4% of total casino division revenues in the 283 days ended September 29, 2001.

        Casino division food, beverage and other activities revenues are primarily from sales of food, soft drinks, alcoholic beverages and snacks, and the revenues from the bingo offerings in the Isle of Man and Gibraltar and the hotel income in the Isle of Man. In Great Britain, VAT is charged on revenues from food, beverage and other activities, currently at a rate of 17.5%, the applicable rate during the entire period under review. Revenues from food and beverage and other activities are reported net of the VAT payable and are recognized on a cash basis as sales occur.

Expenses

        Our principal casino division expenses are gaming duty, expenses relating to gaming machines and expenses relating to food and beverage and other activities, all of which are reported in divisional cost of sales, and divisional administrative expenses which are reported separately.

Gaming duty

        We are required to remit gaming duty to the tax authorities in connection with gaming revenues from our casino operations. In Great Britain, the duty payable is calculated according to gaming win per casino, with the marginal rate starting at 2.5% and the highest rate being 40% depending on the tax band applicable to the individual casino's gaming win. Different gaming duty regimes are applicable to our casinos in the Isle of Man and Gibraltar. In the 52 weeks ended September 28, 2002, the average rate of duty incurred by our casinos was 10.7% outside of London and 21.5% in London. In the 283 days ended September 29, 2001, the average rate of duty incurred by our casinos was 9.8% outside of London and 22.9% in London. In the 52 weeks ended September 28, 2002 total casino division gaming duty was £18.2 million, which averaged 15.6% of gaming win. In the 283 days ended September 29, 2001 total casino division gaming duty was £13.4 million, which averaged 16.3% of gaming win.

Gaming machine expenses

        Expenses relating to gaming machines consist of rental payments to the casino division's supplier of gaming machines and the annual license duty on those machines. This license duty is payable annually on each of the casino division's jackpot slot machines to obtain a gaming machine license. The annual license duty was £1,815 per gaming machine in the period from August 5, 2000 to April 30, 2002. It increased to £1,860 per gaming machine on May 1, 2002.

Food, beverage and other activities expenses

        Expenses relating to food, beverage and other activities primarily consist of the costs of purchasing food and beverages from the casino division's suppliers. A proportion of the casino division's food and beverage is provided on a complimentary basis to our members and their guests.

Divisional administrative expenses

        Divisional administrative expenses consist primarily of:

  •
  salaries of casino management and staff;

  •
  rental payments on leases of operating casinos;

  •
  casino promotional expenses relating to member entertainment both on and off the casino premises;

  •
  casino utilities and service costs;

  •
  central overheads that relate directly to the casino division; and

  •
  central promotional and marketing expenses relating to the casino division.

Results of the casino division

        In the period ended September 29, 2001, the results of the casino division consist of the 283 days of trading from the date of the Ladbroke Acquisition to September 29, 2001. This is not directly comparable with the 52 weeks ended September 28, 2002, due to the differing lengths of the periods under review.

        The following table sets out certain operating statistics for the casino division for the periods indicated.

	283 days ended September 29, 2001		52 weeks ended September 28, 2002
Number of casinos (end of period)	28		28
Admissions (thousands)	2,013	(1)	2,792
Drop (£'000)	458,952	(2)	668,644
Drop per head (£)	228		239
Win percentage	17.9		17.5

(1)
Admissions (in thousands) for the 52 weeks ended September 29, 2001 were 2,622. This figure (which includes data relating to the casino division before its acquisition by us) has been derived from our records and is provided for the convenience of the reader.

(2)
Drop (in thousands) for the 52 weeks ended September 29, 2001 was £585,025. This figure (which includes data relating to the casino division before its acquisition by us) has been derived from our records and is provided for the convenience of the reader.

        The following table, extracted from the information in "Item 18—Financial Statements" sets out certain financial information for the casino division for the periods indicated:

	283 days ended September 29, 2001	52 weeks ended September 28, 2002
Revenues
Gaming	82,308	116,787
Gaming machines	5,866	8,069
Food and beverage and other activities	10,210	14,167

Total revenues	98,384	139,023
Cost of sales	(18,726)	(25,843)

Gross profit	79,658	113,180
Divisional administrative expenses	(58,253)	(80,832)

Casino division EBITDA (excluding other income and extraordinary loss)(1)	21,405	32,348

(1)
Casino division EBITDA (excluding other income and extraordinary loss) is not a measurement of operating performance calculated in accordance with US GAAP (see "—Non-GAAP Financial Measures" above).

Admissions

        Admissions were 2.0 million in the 283 days ended September 29, 2001 and 2.6 million on a full year basis for the 52 weeks ended September 29, 2001. Admissions were 2.8 million in the 52 weeks ended September 28, 2002 representing a 6.5% increase when compared to the 52 week period ended September 29, 2001. We believe this increase was a result of generally buoyant trading conditions throughout the casino sector and the rebranding exercise, which commenced in early October 2001 and resulted in an increase in the number of admissions in the majority of our casinos. We rebranded our casino portfolio (with the exception of Maxims) as "Gala Casinos" to leverage the Gala brand.

Drop per head and drop

        Drop per head increased by 4.8% to £239 in the 52 weeks ended September 28, 2002 from £228 in the 283 days ended September 29, 2001. We believe that this reflects our continuing focus on providing a mix of games in each casino that seeks to match customer demand and on introducing new games our casinos, for example the ongoing roll-out of electronic roulette into the majority of the casinos. Drop was £459.0 million in the 283 days ended September 29, 2001 and £585.0 million on a full year basis for the 52 weeks ended September 29, 2001. Drop was £668.6 million in the 52 weeks ended September 28, 2002, representing a 14.3% increase when compared to the 52 week period ended September 29, 2001 as a result of the increase in admissions and drop per head.

Win percentage

        Win percentage decreased to 17.5% in the 52 weeks ended September 28, 2002 from 17.9% in the 283 days ended September 29, 2001. Excluding Maxims, our high-roller casino where win percentages tend to be more variable, win percentage decreased by 0.2% to 17.3% in the 52 weeks ended September 28, 2002 from 17.5% in the 283 days ended September 29, 2001. Win percentages vary from game to game and from casino to casino on a daily basis and are influenced by a number of factors, including the different mix of games played in the relevant casino, the pattern of betting of big players, the speed at which games are played, management of the tables and casino occupancy.

Revenues

        Revenues were £139.0 million in the 52 weeks ended September 28, 2002 and £98.4 million in the 283 days ended September 29, 2001.

        Casino gaming revenues were £116.8 million in the 52 weeks ended September 28, 2002 and £82.3 million in the 283 days ended September 29, 2001. This increase in revenues reflects the impact of a full year of trading, an underlying increase in annual admissions of 6.5% and an increase in drop per head of 4.8%, partially offset by declining win percentage.

        Gaming machine revenues were £8.1 million in the 52 weeks ended September 28, 2002 and £5.9 million in the 283 days ended September 29, 2001. This increase is primarily due to the impact of a full year of trading and the increase in underlying annual admissions of 6.5%.

        Food, beverage and other activities revenues were £14.2 million in the 52 weeks ended September 28, 2002 and £10.2 million in the 283 days ended September 29, 2001. This increase is primarily due to the impact of a full year of trading and the increase in underlying annual admissions of 6.5%.

Cost of sales

        Casino division cost of sales was £25.8 million in the 52 weeks ended September 28, 2002 and £18.7 million in the 283 days ended September 29, 2001. This increase is due to the impact of a full year of trading and the underlying increase in casino division revenues.

        Casino division cost of sales expressed as a percentage of casino division revenues decreased to 18.6% in the 52 weeks ended September 28, 2002 from 19.0% in the 283 days ended September 29, 2001. This decrease was primarily driven by a reduction in the average rate of gaming duty to 15.6% from 16.3%, reflecting the fact that a higher proportion of revenues were derived from our non-London casinos.

Gross profit

        Casino division gross profit was £113.2 million in the 52 weeks ended September 28, 2002 and £79.7 million in the 283 days ended September 29, 2001, in line with the growth in casino division revenues and reflecting the decrease in cost of sales as a percentage of casino division revenues.

        Casino division gross profit percentage increased to 81.4% in the 52 weeks ended September 28, 2002 compared with 81.0% in the 283 days ended September 29, 2001 for the reasons discussed above.

Divisional administrative expenses

        Casino division administrative expenses were £80.8 million in the 52 weeks ended September 28, 2002 and £58.3 million in the 283 days ended September 29, 2001. Divisional administrative expenses as a percentage of total casino division revenues decreased to 58.1% from 59.2%. This decrease largely reflects the incremental occupancy and staffing costs incurred in the 283 days ended September 29, 2001 during the integration of the casino business. These costs were not incurred during the 52 weeks ended September 28, 2002.

LIQUIDITY AND CAPITAL RESOURCES

        Our principal sources of funds for the three financial years ended September 28, 2002 have been cash flows from bingo operations, casino operations (since the date of their acquisition), long-term borrowings and the issue of share capital. Our principal uses of funds have been to finance the Gala, Riva and Ladbroke Acquisitions, to construct, convert and refurbish bingo clubs and casinos, to repay debt and to pay interest on borrowed funds.

Historical cash flows

        During the three financial years ended September 28, 2002, our cash flows were as follows:

	53 weeks ended September 30, 2000	52 weeks ended September 29, 2001	52 weeks ended September 28, 2002
	(in millions of pounds)
Group cash flows:
Cash provided by operating activities	24.5	62.5	71.6
Cash used in investing activities(1)	(108.1)	(255.1)	(31.9)
Cash (used in) provided by financing activities	130.6	212.3	(30.2)

(1)
Cash flows used in investing activities include capital expenditures. For a discussion of these expenditures, see the discussion below on changes in net cash used in investing activities.

Cash provided by operating activities

        Net cash flows provided from operating activities increased by 14.6% to £71.6 million for the 52 weeks ended September 28, 2002 due to the increase in the underlying operating income and the full year impact of the Ladbroke Acquisition. Net cash flows provided from operating activities increased from £24.5 million for the 53 weeks ended September 30, 2000 to £62.5 million for the 52 weeks ended September 29, 2001 due to the increase in underlying operating income and the full year impact of the Riva Acquisition and the part-year impact of the Ladbroke Acquisition.

        The most significant non-cash items within net income for each of the periods were depreciation amortization and movement in provisions.

Cash used in investing activities

        In the 52 weeks ended September 28, 2002 cash used in investing activities was £31.9 million. We spent £34.4 million on capital expenditure, which was partially offset by £1.5 million proceeds from the sale of fixed assets and £1.0 million purchase price adjustment on the Ladbroke Acquisition.

        In the 52 weeks ended September 29, 2001 cash used in investing activities was £255.1 million. We spent £26.3 million on capital expenditure, £231.5 million to purchase Ladbroke Casinos and restricted cash increased by £4.5 million, which was partially offset by £7.2 million from the sale of fixed assets.

        In the 53 weeks ended September 30, 2000 cash used in investing activities was £108.1 million. We spent £17.4 million on capital expenditure, £98.4 million to purchase Riva and Gala Group Investments Limited, which was partially offset by £3.1 million from the sale of fixed assets, £3.7 million insurance proceeds and £0.9 million reductions in restricted cash.

        In the 52 weeks ended September 28, 2002, we undertook 18 major refurbishments at bingo clubs, four in casinos and spent £3.1 million on developing electronic roulette, principally TouchBet Roulette, and £2.0 million on new games in our casinos. We spent £3.7 million on the acquisition of Jamba and the subsequent development of Gala Interactive in the 52 weeks ended September 28, 2002.

        In the 52 weeks ended September 29, 2001, we opened one new bingo club, resited another and undertook major refurbishment work at a further seven. We also spent £2.3 million on developing electronic roulette, principally TouchBet Roulette, in our casinos.

        In the 53 weeks ended September 30, 2000, we undertook 17 major bingo club refurbishments.

        In the 52 weeks ended September 28, 2002, receipts from the sale of fixed assets were £1.5 million. In the 52 weeks ended September 29, 2001, £7.2 million was received from the sale of fixed assets, primarily due to the undertaking given to the Office of Fair Trading to dispose of five Riva bingo clubs acquired during the previous financial year. In the 53 weeks ended September 30, 2000, £3.1 million was received from the sale of non-core fixed assets as a part of the Riva Acquisition.

        In the 53 weeks ended September 30, 2000 insurance proceeds of £3.7 million were received following a fire at a bingo club in September 1998. We rebuilt the club, which re-opened in September 2000.

Cash from financing activities

        In the 52 weeks ended September 28, 2002, we repaid £30.2 million of bank borrowings. Net cash inflow from financing activities for the 52 weeks ended September 29, 2001 was £212.3 million. We issued shares for proceeds of £117.3 million and we increased our borrowings by £133.0 million. The funds were used to purchase Ladbroke Casinos. Our repayments of bank borrowings were £26.7 million. Net cash inflow from financing activities for the 53 weeks ended September 30, 2000 was £130.6 million. We issued shares for proceeds of £121.9 million and we increased our borrowings by £21.2 million to finance the acquisition of Gala Group Investments Limited (formerly called Gala Group Limited) and Riva.

Capital expenditure

        See "—Historical cash flows" (above) for a discussion of historical capital expenditure.

        We currently anticipate that our capital expenditure for the fiscal year ending September 27, 2003 will be approximately £38.5 million, primarily for acquisition of bingo clubs and casinos, bingo club and casino refurbishment projects and the relocation, construction and fit-out of new bingo clubs and casinos. Of this £38.5 million, we believe that as at December 21, 2002 we have spent or are currently legally committed to spend approximately £10.5 million. We expect to fund the capital expenditure from operating cash flow, proceeds from asset sales and cash on our balance sheets. Our ability to use proceeds from assets sales for capital expenditure is limited as described below under "—Liquidity". We will also carefully evaluate opportunities to expend our portfolio of bingo clubs and casinos in order to meet anticipated growth in demand and intend to explore opportunities to diversify our business in related low-stake gaming activities.

Lease commitments and lease provisions

        A significant portion of our expenses represents rental payments under leases for bingo clubs and casinos. Annual commitments for payment on property leases in place at September 28, 2002 are approximately £18.5 million.

        We have recorded provisions for vacant and partly sub-let leasehold properties. For the vacant and sub-let properties provision has been made for the shorter of the remaining period of the lease, which at September 28, 2002 was an average of 17 years (as compared to 21 years as at September 29, 2001 and 22 years as at September 30, 2000), and the period until in management's opinion we will be able to exit the lease commitment. The amount provided is based on the future rental obligations, together with other fixed outgoings, net of any sub-lease income. Sub-lease income has only been taken into account where sub-leases are currently in place.

        Provisions have been utilized for the payment of rents and other fixed outgoings, of £2.6 million for the 52 weeks ended September 28, 2002, £1.3 million for the 52 weeks ended September 29, 2001, and £1.1 million for the 53 weeks ended September 30, 2000.

Liquidity

Bank loans

        Scheduled payments on the bank loans under the senior credit facility will significantly impact our liquidity. As of September 28, 2002, we are scheduled to make the following debt payments of principal in the following financial years ended September:

£ in millions
2003	27.8
2004	34.8
2005	37.1
2006	39.4
2007	43.2
Thereafter	82.3

Total	264.6

        In addition to the bank loans, we also maintain a £10.0 million revolving loan and guarantee facility expiring in 2007 which can be used to finance working capital requirements and for general corporate purposes. In each financial year, for a period of five consecutive days, the amount of any advances under the revolving loan facility must be reduced to zero and the aggregate amount outstanding under any overdraft facilities which are guaranteed by a guarantee issued under the revolving loan and guarantee facility must not exceed the aggregate amount of all cash balances, which are free of security other than security granted in favor of the senior lenders, held by any subsidiary of Gala Group Holdings Public Limited Company which is a party to the senior credit facility.

        Any subsidiary of Gala Group Holdings Public Limited Company, which is a party to the senior credit facility, is required to deposit the following amounts into a mandatory prepayment account:

  •
  any amounts received under various share purchase agreements;

  •
  any insurance proceeds;

  •
  any Surplus Cash Flow as defined in the senior credit facility; and

  •
  any sale proceeds received as a result of sales of properties arising in relation to any undertaking to, or orders of, the UK Competition Commission or the Secretary of State or as a result of disposal of any specified properties.

        Gala Group Investments Limited entered into a deposit and charge agreement restricting withdrawals form the mandatory prepayment account and granting a charge in favor of the senior lenders over the sums standing to the credit of that account. Gala Group Investments Limited may make withdrawals for the purpose of prepaying amounts outstanding under the senior credit facility and for a number of other specified purposes including, without limitation, making good any loss or damage to which amounts received under the relevant share purchase agreement or insurance proceeds received relate. Gala Group Investments Limited is also required to repay amounts outstanding under the senior credit facility with:

  •
  amounts received under various share purchase agreements less permitted deductions;

  •
  insurance proceeds, subject to certain deductions;

  •
  from 81.25% to 92.5% of Surplus Cash Flow, as defined in the senior credit facility, for the year ending September 30, 2002, if a specified asset is not sold by designated dates; and

  •
  within specific limits, sale proceeds received as a result of sales of properties arising in relation to any undertaking to, or orders of, the UK Competition Commission or the Secretary of State or as a result of disposals of four specified properties, or from the disposal of any other assets, other than in the ordinary course of trading, acquired pursuant to the Ladbroke Acquisition.

        The senior credit facility contains customary operating and financial covenants, including without limitation:

  •
  requirements to maintain minimum ratios of EBITDA to Total Interest Payable, each as defined in the senior credit facility, EBITDA to Total Senior Interest Payable, each as defined in the senior credit facility and Operating Cash Flow to Total Debt Service, each as defined in the senior credit facility;

  •
  maximum ratios of Total Borrowed Funds to EBITDA, each as defined in the senior credit facility; and

  •
  limits on capital expenditure.

        In addition, the senior credit facility includes covenants relating to limitations on asset sales and other disposals, indebtedness, acquisitions, investments, distributions and hedging.

12% Senior Notes

        We must pay interest on the notes semi-annually on June 1 and December 1 of each year. The notes are scheduled to be repaid in one installment in 2010. However, noteholders may require us to purchase the notes in the event of a change of control or following certain asset sales. We may not be able to do so without the consent of our lenders under the senior credit facility.

        We are a holding company and do not directly conduct any business operations. Our bingo club and casino operations are carried out by several operating subsidiaries. Our material assets consist only of the share capital of our subsidiaries, Gala Group Investments Limited and Gala Group Finance Limited, limited rights against the former owners of Gala Group Investments Limited under a share purchase agreement, in which the lenders under the senior credit facility have a security interest, and subordinated loans made to Gala Group Investments Limited which are subordinated to the obligations of Gala Group Investments Limited to the lenders under the senior credit facility and may be subordinated to other obligations of Gala Group Investments Limited in the future. We will have to rely upon payments on our subordinated loans to Gala Group Investments Limited, dividends and other payments from our subsidiaries to generate the funds necessary to pay the principal of, and interest on, the notes. Although we are entitled to receive limited payments on our subordinated loans to Gala Group Investments Limited, our subsidiaries have not guaranteed the notes. The right of noteholders to receive payments under the notes is structurally junior to all liabilities of our subsidiaries.

        The senior credit facility prohibits our subsidiaries from making distributions, loans or other payments to Gala Group Holdings Public Limited Company, except to enable it to make various limited payments other than principal on the notes, and prohibits certain other payments, including payments to enable it to pay interest under the subordinated loan to Gala Group Investments Limited, if there is a payment default continuing under the senior credit facility. With limited exceptions, a payment blockage period under the senior credit facility may be instituted upon an event of default under the senior credit facility. Furthermore, the ability of our subsidiaries to pay dividends and make other payments to it may in the future be restricted by, among other things, other agreements. Although the indenture limits the ability of our subsidiaries to enter into consensual restrictions on their ability to pay dividends and make other payments, there are a number of significant qualifications and exceptions. We believe, however, that the senior credit facility permits our subsidiaries to pay dividends or otherwise provide funds to us to enable us to meet our known cash obligations for the foreseeable future, provided Gala Group Limited and its subsidiaries meet various financial tests.

        We believe that funds from operations together with funds available under the revolving loan and guarantee facility will provide us with sufficient liquidity and resources to meet our current and future financial obligations, including payment of principal and interest on the notes, as well as to provide funds for our working capital, capital expenditures and other needs.

Seasonality

        Our operating results, like those of other participants in the bingo and casino industries, have varied in the past and are expected to continue to vary quarter to quarter as a result of seasonal patterns. Our earnings are significantly affected by vacation times, public holidays and the weather. Revenues at our bingo clubs and most of our casinos are typically lower during the summer vacation period as well as during the Christmas period. Maxims, our high-roller casino in London with a large number of Middle Eastern and Asian customers, is the main exception to this seasonal trend, since our revenues tend to be higher in late summer when more of our customers are in London. Extreme weather also affects admission levels at our bingo clubs and casinos.

EUROPEAN ECONOMIC AND MONETARY UNION

        The euro was introduced on January 1, 1999 as the new currency within 11 member states of the European Union, excluding the United Kingdom, in accordance with the treaty on European Economic and Monetary Union, or EMU. Although the United Kingdom does not currently participate in the EMU, it could do so at a later stage. The current policy of the British government is that any decision to join the EMU will only be taken after a national referendum of the people. If the euro is introduced in the United Kingdom, we may incur costs in making changes in our information technology and other systems in order to accommodate the use of the euro in our products, systems and operations, including the use of euro coins in our gaming machines and MCB machines. We currently believe we will be able to convert our information technology and other systems and operations to the euro in the time between a definitive decision by the United Kingdom to join EMU and the actual introduction of the euro as legal tender in the United Kingdom.

RECENT ACCOUNTING PRONOUNCEMENTS

        In July 2001, the Financial Accounting Standards Board issued SFAS 141, "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets". SFAS 141 is effective for all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS 141 prohibits the pooling-of-interests method of accounting for business combinations and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations.

        SFAS 142 is effective for fiscal years beginning after December 15, 2001 and may not be retroactively applied to financial statements of prior periods. SFAS 142 requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives should not be amortized but should be tested for impairment annually. Goodwill and intangible assets with indefinite useful lives will no longer be tested for impairment under SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of".

        We are required to adopt SFAS 141 immediately and SFAS 142 with effect from October 1, 2002. Goodwill and any intangible asset determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001 will not be amortized and will continue to be evaluated for impairment under SFAS 121 until the date that SFAS 142 applies in its entirety. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized until the adoption of SFAS 142.

        We have begun the process of establishing the reporting units, identifying the goodwill, assets and liabilities that will be allocated to our reporting units and have begun the evaluation of the useful lives of our intangible assets.

        SFAS 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets", was issued in August 2001. This standard is effective for fiscal years beginning after June 15, 2002. The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of tangible long-lived assets be capitalized into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by that standard. The requirements of this standard will be reflected as a cumulative effect adjustment to income. We consider that the adoption of SFAS 143 will not have a significant impact on our results of operations and financial position.

        In August 2001 the Financial Accounting Standards Board issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The objectives of SFAS 144 are to address issues relating to the implementation of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and to develop a single accounting model based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The standard requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, the standard expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. This statement is effective for fiscal years beginning after December 15, 2001, and generally, its provisions are to be applied prospectively. We are currently evaluating the impact of this statement on our results of operations and financial position.

        In April 2002, the Financial Accounting Standards Board issued SFAS 145, "Recission of FASB Statements No.4, 44 and 64, Amendment of FASB Statement No.13, and Technical Corrections". The statement updates, clarifies and simplifies existing accounting pronouncements, mainly with effect from October 1, 2002. SFAS 145 will require us to reclassify the loss of £3,553,000 which arose on the early extinguishment of debt in the period ended September 29, 2001 from extraordinary items to interest expense and taxation.

        In July 2002, the Financial Accounting Standards Board issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". The statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 will be applied by us prospectively to exit or disposal activities initiated after December 31, 2002.

        In December 2002, the Financial Accounting Standards Board issued SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure". This standard amends SFAS 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, SFAS 148 amends APB Opinion No. 28, "Interim Financial Reporting", to require disclosure about those effects in interim financial information. SFAS 148 is effective for fiscal years beginning after December 15, 2002. We are reviewing the provisions of this standard. Its adoption is not expected to have a material effect on the financial statements.

        In November 2002, the Financial Accounting Standards Board issued Financial Accounting Standards Board Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements. Additional disclosures about guarantee agreements are also required in the interim and annual financial statements. The disclosure provisions of FIN 45 are effective for us with effect from December 31, 2002. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. We are in the process of assessing the impact of FIN 45 on its consolidated financial statements.

CONTRACTUAL OBLIGATIONS, CONTINGENT LIABILITIES AND COMMITMENTS

	Operating leases	Long term debt	Total
	(in thousands of pounds)
Fiscal year
2003	19,090	30,555	49,645
2004	19,077	34,752	53,829
2005	18,737	37,069	55,806
2006	18,508	39,385	57,893
2007	18,478	43,231	61,709
Thereafter	284,613	237,338	521,951

Total	378,503	422,330	800,833

        Operating leases show the future minimum rental payments under operating leases, as of September 28 2002, that have initial or remaining non cancelable lease terms in excess of one year.

        Long term debt includes the amount payable under the senior credit facility, Stakis Loan Notes and 12% Senior Notes.

        Amounts of capital commitment contracted for but not provided in the accounts amounted to £2,792,000 for us and this entire amount is all due to be paid in the fiscal year to 2003.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

1.    DIRECTORS AND SENIOR MANAGEMENT

        Gala Group Limited, Gala Group Two Limited and Gala Group Holdings Public Limited Company have related but independent management structures. Gala Group Limited beneficially owns 100% of the shares of Gala Group Two Limited. Gala Group Two Limited beneficially owns 100% of our shares. CSFB Group owns approximately 72.2% of Gala Group Limited's shares, after giving pro forma effect to the capitalization of shareholder loans used to finance the Ladbroke Acquisition. Pursuant to the articles of association of Gala Group Limited, CSFB Group therefore has the right to determine the composition of Gala Group Limited's board of directors.

        Gala Group Limited currently has ten directors. Two of these directors, Colin Taylor and Reid Perper, are with CSFB Group, and two of them, Matthew Turner and Alistair Mackintosh, are with PPM Ventures Limited. CSFB Group is entitled to appoint a Special Director and any number of additional directors as CSFB Group deems necessary from time to time, provided CSFB Group holds in aggregate more than 50% of the Class A ordinary shares or ordinary shares of Gala Group Limited. PPM Ventures Limited may appoint one Special Director for as long as PPM Ventures Limited and its affiliates ("PPMV") holds in aggregate more than 10% of the Class A ordinary shares of Gala Group Limited and another director as long as PPMV holds 7.5% or more of the ordinary shares in the capital of Gala Group Limited.

        Gala Group Two Limited currently has seven directors, two of whom, Colin Taylor and Reid Perper, are with CSFB Group.

Directors of Gala Group Holdings Public Limited Company

        Gala Group Holdings Public Limited Company currently has ten directors, two of whom are representatives of CSFB Group appointed pursuant to the terms of the Investment Agreement (see "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders"). The minimum number of directors set out in the Articles of Gala Group Holdings Public Limited Company is two and the maximum can be determined by an ordinary resolution of Gala Group Holdings Public Limited Company. There is currently no such maximum number. The quorum for board meetings is two directors. Set forth below is some information with respect to our directors:

Name	Age	Position	Date appointed to Board
Vernon Sankey	53	Non-executive Chairman	November 20, 2000
John Kelly	55	Chief Executive Officer	April 17, 2000
Neil Goulden	49	Group Managing Director	February 1, 2001
Blair Sinton	55	Group Finance Director	August 30, 2001
Brian Mattingley	51	Group Development and Strategy Director	April 17, 2000
Richard Sowerby	50	Group Sales and Marketing Director	April 17, 2000
Matthew Turner	39	Non-executive Director	September 27, 2000
Alistair Mackintosh	39	Non-executive Director	March 15, 2001
Colin Taylor	40	Non-executive Director	November 27, 2001
Reid Perper	43	Non-executive Director	November 27, 2001

Executive officers of Gala Group Holdings Public Limited Company

        Our executive officers have been appointed in executive positions for an indefinite period but can be removed by the Board of Directors. Our executive officers are:

Name	Age	Position
John Kelly	55	Chief Executive Officer
Brian Mattingley	51	Group Development Director
Richard Sowerby	50	Group Sales and Marketing Director
Neil Goulden	49	Group Managing Director
Blair Sinton	55	Group Finance Director

        Our executive and non-executive officers are briefly described below:

        Vernon Sankey.    Mr Sankey was appointed Non-executive Chairman in November 2000. He joined Reckitt & Colman in 1971 and was a member of the board of that company from 1989 to 1999. He was Chief Executive of that company from 1992 to 1999. He is non-executive chairman of The Really Effective Development Company Limited, non-executive deputy chairman of Photo-me International PLC and of Belt-packer PLC and a non-executive director of Pearson PLC, Zurich Financial Services AG and Cofra AG. He is also a board member of the UK's Food Standards Agency and is a member of the Royal Charter Corporation and of several UK and international advisory boards.

        John Kelly.    Mr Kelly was appointed as Chief Executive of Gala Clubs, after leading the management buy-in in 1997. Between 1995 and 1997, he was Chief Executive of Cascade Clubs Limited, a company with bingo operations. Between 1992 and 1994, he was Chief Executive of Cash Card Holdings Limited, a smartcard business. Between 1984 and 1992, Mr Kelly was Managing Director of the Bingo Division and subsequently a board director of Mecca Leisure PLC, a company in the leisure industry with bingo operations. He is also a non-executive director of The British Casino Association Ltd, The National Bingo Game Association Ltd and Meeron Ltd, the company which runs the National Bingo Game. He is also an adviser on the panel of the Sponsors' Advisory Board for Salford University "Study of Gambling and Commercial Gaming".

        Neil Goulden.    Mr Goulden joined us in 2001, when he was appointed Group Managing Director. Between 1995 and 2001, he was a CEO of Allied Leisure PLC. Between 1989 and 1995, he was Chief Executive Officer of Letheby and Christopher Ltd, a prestige catering company. Between 1975 and 1989, Mr Goulden worked for Ladbroke Group plc, was ultimately appointed Chairman and Managing Director of Ladbroke Totalisator in the Netherlands. Mr. Goulden is also Vice-Chairman of the Royal Berkshire and Battle NHS Hospitals Trust, a director of The British Casino Association Ltd., a director of Business in Sport and Leisure and a member of the Gamcare Industry Liaison Group.

        Blair Sinton.    Mr Sinton joined us as Group Finance Director in 2001. Between 1990 and 2001, he held the positions of Board and Finance Director of a number of the First Pacific Group's publicly listed operating companies, being First Pacific Bank Limited, PDCP Bank Inc and Berli Jucker plc. Between 1985 and 1990, he occupied senior finance positions at China Light & Power Company Ltd, one of the largest listed companies in Hong Kong. Between 1976 and 1983 he held two financial management positions for U.S. based multi-national companies engaged in manufacturing. He qualified as a Chartered Accountant in 1972.

        Brian Mattingley.    Mr Mattingley was appointed Group Development and Strategy Director in April 2000. Mr Mattingley joined us in 1998 when he was appointed director of Gala Group Investments Ltd. Between 1995 and 1998, Mr Mattingley was Chief Executive of, and led a management buy-out in November 1997 of the bingo division of Vardon plc, to form Spicegold Ltd. Spicegold Ltd was subsequently acquired by us in 1998. Between 1989 and 1995, he was Managing Director at Titles Leisure Ltd. a video sales and rental company. Between 1988 and 1989, Mr Mattingley was Finance Director of Home Run Video Limited, a video rental company. Between 1985 and 1988 he was a commercial director at Medicare Ltd, a company in the healthcare business. Mr Mattingley is deputy chairman of the Bingo Association.

        Richard Sowerby.    Mr Sowerby joined us in 1997, after leading the management buy-in with John Kelly, as Group Sales and Marketing Director. Between 1993 and 1997, he was International Director of DMB&B, an international advertising agency. Prior to this, he held the position of Chief Executive at Challenge Communications from 1991 to 1993, Executive Director of McCann Erikson from 1989 to 1990, client service director of DDB Needham from 1987 to 1989, board accountant director of DMB&B from 1985 to 1987 and International Director of Bielier in 1991.

        Matthew Turner.    Mr Turner was appointed a Non-executive Director in September 2000. He is currently a venture capitalist with PPM Ventures Limited. He is also a director of Danmaid Ltd, E-Doc Group PLC, En Shine & Co. Ltd, Leisure Holding (Luxembourg) SARL, Leisure Holdings France SA, Lyons Seafoods Ltd., PPM Ventures (Holdings) Ltd, PPM Ventures Limited, PPMV Nominees Ltd, Roventa Henex (Holdings) Ltd, Roventa Henex AG, Upperfront Ltd, Wintercrown Ltd, Winterhurst Ltd and Gala Group Limited.

        Alistair Mackintosh.    Mr Mackintosh was appointed a Non-executive Director in March 2001. He is currently a venture capitalist with PPM Ventures Limited. He is also a director of First Leisure Holdings Limited, PPM Ventures (Holdings) Limited, PPM Ventures Limited, PPMV Nominees Limited, the Market Age Plc and Health Clubs Investment Group Limited.

        Colin Taylor.    Mr Taylor was appointed a Non-executive Director in November 2001. He is currently a Managing Director of Credit Suisse First Boston Private Equity. He is also a director of Gala Group Limited, Gala Group Two Limited, Gala Group Finance Limited and Parc Technologies Limited.

        Reid Perper.    Mr Perper was appointed a Non-executive Director in November 2001. He is currently a Managing Director of Credit Suisse First Boston Private Equity. He is also a director of Gala Group Limited, Gala Group Two Limited and Gala Group Finance Limited, Nyco Holdings Aps, NextPharma Technologies S.A. and Bio Partners GmbH.

        The executive officers are engaged under service contracts with Gala Group Holdings Public Limited Company which can be terminated by the company on twelve months notice, or by the executive officer giving six months notice, or by the company without notice or payment in lieu of notice in certain circumstances. Upon termination, in whatever circumstances, the service contract does not provide for any termination benefits although there is a provision for payment in lieu of notice. With the exception of the Non-executive Chairman, there is no documentation in respect of the engagement of the non-executive directors. The Non-executive Chairman is engaged under a letter of appointment for a period of three years, or until he is required to retire by rotation under the Articles of Association of the company, and the appointment can be terminated by either party on three months notice. No termination benefits are provided in his letter of appointment.

Senior Management

        Andy Cunningham.    Mr Cunningham joined us as a manager under training in 1991. He was subsequently promoted to Operations Manager in 1998, Operations Executive for the North in 2000, Operations Director for the North in 2001 and Managing Director of Bingo in March 2002.

        Paul Duffree.    Mr Duffree was appointed Group Property Director in 2002. Previously, he held positions as Commercial Director from 1999 to 2002 and Senior Project Manager from 1996 to 1999 at Railtrack Property, Senior Project Manager for Hampshire County Council from 1991 to 1996 and Project Manager for Taylor Woodrow Construction from 1988 to 1991.

        Jonathan Griffiths.    Mr Griffiths was appointed Gala Compliance Director following the Ladbroke Acquisition in December 2000. Previously, he held positions as Compliance Director at Hilton Group plc (Ladbroke Casinos), Rank Leisure and Aegon Financial Services UK, Head of Group Legal and Regulatory Compliance at the Nationwide Building Society, and Company Secretary of Frizzell Financial Services. Mr Griffiths is currently a council member of The British Casino Association Limited. He was called to the Bar in 1975.

        Nick Potter.    Mr Potter was appointed as Managing Director of Gala Casinos in December 2002. Previously, he worked at Eldridge Pope plc, the Dorset-based pub and restaurant group, and at Allied Domecq plc, starting there as a graduate trainee and later holding a position as Divisional Board Director of Allied Domecq Restaurants and Bars from 1998 to 1999.

        Matthew Proctor.    Mr Proctor joined us as Group Financial Controller in December 2001, and was subsequently promoted to Director of Management and Financial Accounting in June 2002. Previously, he held various positions as an auditor, business advisor and corporate transactions specialist within PricewaterhouseCoopers from 1989 to 2001. He qualified as a Chartered Accountant in 1992.

        Stuart Ward.    Mr Ward joined us as Regional Personnel and Training Manager in 1991. He was subsequently promoted, holding positions as employee relations manager and human resources manager. He has held the position of Group Human Resources Director since January 2001.

        Steve Wilson.    Mr Wilson joined us as acting IT Director in 1999 and was subsequently made Group IT Director after the acquisition of Ladbroke Casinos in December 2000. Previously, he acted as a consultant to East Midland Electricity/PowerGen from 1988 to 1999, held various IT positions within Perot System Europe from 1991 to 1999 and had held various IT positions within East Midlands Electricity from 1985 to 1991.

Compensation

        Total salaries, bonuses, pension payments, and other compensation received from us by the current members of our Board of Directors and the executive officers listed above, who were employed by us in the year ended September 28, 2002 were approximately £2.0 million. We expect to compensate our Directors and executive officers in a manner which is commensurate with their respective positions and the financial performance of their relevant operations.

        The Management Shareholders, namely John Kelly and his wife, Brian Mattingley, Richard Sowerby and his wife and the Kelly family trust collectively own Class B ordinary shares and Class D ordinary shares in Gala Group Limited, while Neil Goulden, Blair Sinton and Vernon Sankey hold class C ordinary shares and Class D ordinary shares in Gala Group Limited. These shareholdings represent 7.6% of Gala Group Limited's issued share capital. A small group of other executives and their families own Class A ordinary shares and Class D ordinary shares in Gala Group Limited representing approximately 0.1% of its issued share capital and SG Hambros Trust Company owns Class A ordinary shares in Gala Group Limited representing approximately 0.2% of its issued share capital on trust for Brian Mattingley, our Group Development Director. The Management Shareholders have the benefit of a ratchet conversion mechanism of their Class A and Class B ordinary shares into unclassified ordinary shares, the number of which is based on the achievement of specific financial targets on the date of a listing or a sale of shares in Gala Group Limited that leads to the purchaser controlling 50% or more of the voting rights, or on the date on which the company is wound up. If these targets are achieved, the value of shares held by Management Shareholders will be enhanced up to a specified maximum.

        The executive Directors are entitled to a bonus if we meet certain budgeted financial targets. At September 28, 2002, £590,000 related to this bonus was included in accruals.

2.    CORPORATE GOVERNANCE

Remuneration and audit committees

        The Board of Directors of Gala Group Limited established an Audit Committee and a Remuneration Committee in respect of Gala Group Limited and its subsidiaries, including us.

        The Audit Committee of Gala Group Limited comprises:

Name	Responsibility
Vernon Sankey	Chairman
Matthew Tumer	Member
Alistair Mackintosh	Member
Colin Taylor	Member
Reid Peper	Member
Blair Sinton	Secretary

        The Audit Committee operates under written terms of reference adopted pursuant to a resolution of the Board of Gala Group Limited dated August 30, 2001. The Committee must consist of not fewer than three Non-executive Directors and a quorum is three members. Our Group Finance Director, the compliance director and a representative of the external auditors can attend meetings by invitation but are not members of the committee. The committee meets at least twice in each year and additionally as may be required and our Finance Director, compliance director or the external auditors may request a meeting if they consider that one is required. The Audit Committee will assist the Board of Gala Group Limited in fulfilling its corporate governance responsibilities. To do this the Committee reviews the financial reporting process, the system of internal control and management of risks and the audit process. The committee is authorized to obtain external legal or other independent professional advice and to seek any information it requires from any employee. The chairman reports to the Board of Gala Group Limited on the proceedings of the committee and the Chairman also attends the Annual General Meeting of Gala Group Limited to answer questions as required.

        The Remuneration Committee of Gala Group Limited comprises:

Name	Responsibility
Vernon Sankey	Chairman
Matthew Tumer	Member
Alistair Mackintosh	Member
Colin Taylor	Member
Reid Peper	Member
Blair Sinton	Secretary

        The Remuneration Committee operates under written terms of reference adopted pursuant to a resolution of the Board of Gala Group Limited dated August 30, 2001. The Committee must consist of not fewer than three Non-executive Directors and a quorum is three members. The Chief Executive Officer is not a member of the Remuneration Committee but is invited to each meeting together with other attendees that may be invited but will not participate in discussions on their own remuneration. The Remuneration Committee meets at least once a year. The purpose and primary duty of the Remuneration Committee is to negotiate and review the terms of employment of the Chief Executive Officer and to approve the remuneration of the other executive officers on the basis of a remuneration policy approved by the Board of Gala Group Limited. The Committee is authorized to obtain outside professional advice. The Chairman reports to the Board of Gala Group Limited on the proceedings of the Committee and the Chairman also attends the Annual General Meeting to answer questions as required.

Employees

        As at September 28, 2002 we had approximately 9,839 employees, comprising approximately 89% non-management staff at our bingo clubs and casinos (including Gibraltar and the Isle of Man), approximately 8% bingo club or casino based management staff and approximately 3% head-office staff. A significant proportion of our employees (particularly within the bingo division) are employed on a part-time basis, which is typical for a large company in the leisure industry. Approximately 44% of our bingo club staff and 10% of our casino staff are employed on a part-time basis. Non-management staff turnover rates tend to be relatively high. However, we believe that the high turnover levels represent the continual churn of a relatively small proportion of employees as evidenced by our overall stability ratio of approximately 66% for our non-management staff as at August 1, 2002.

        Given the employee intensive nature of the our business, we believe that attracting, motivating and retaining employees of appropriate caliber is vital to our continued success. We operate several initiatives, including a management development scheme (which offers a one year postgraduate scheme to existing managers aimed at further developing their leadership skills and commercial management skills applicable to both single- and multi-gaming businesses) and we have also introduced two programs, known as "Valuing our People" and "Gala Difference" (for casino and bingo employees respectively), focusing on customer service and employee values. To date, 104 employees have participated in the postgraduate scheme. The purpose of these employee programs is to provide a level of training, development and branding which aims to impact positively on performance and retention of employees. In addition, all casino and bingo club staff are entitled to bonuses based on performance targets of their respective bingo club or casino.

        A number of our casino employees are members of one of two trade unions, the GMB or the TGWU. It is intended that there will shortly be a ballot for recognition of these two trade unions in our six London casinos. A very small number of our bingo employees are represented by a trade union, the BECTU. We believe that Gala's relations with employees and the unions with which certain of our employees are affiliated, are good. None of our bingo clubs or casinos has suffered a material work stoppage or strike since our management buy-in in 1997.

        The following table sets out the number of our employees in each of our bingo and casino divisions, and head office staff, as of the dates indicated:

Employee Category	September 30, 2000	September 29, 2001	September 28, 2002
Bingo club staff	5,690	5,500	5,612
Bingo management	700	647	629

Bingo Total	6,390	6,197	6,241

Casino club staff	—	2,600	2,720
Casino management	—	170	170

Casino Total	—	2,770	2,890

Gibraltar and the Isle of Man*	—	398	427

Gala Interactive	—	—	16

Head office	233	255	265

Total Employees	6,623	9,620	9,839

*
Casino operations only—does not include employees in Gala Interactive, based in Gibraltar, which are presented separately in the table above.

3.    SHARE OWNERSHIP

        All of our ordinary shares are held by Gala Group Two. See "Item 4—Information on the Company—History and Development of the Company", and also "Item 7—Major Shareholders and Related Party Transactions" regarding holdings in us.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        Our authorized share capital is £245,300,010. The following table sets forth, as of January 17, 2002, information regarding ownership of more than 5% of our share capital and ownership of any of our share capital by our directors and executive officers as a group:

	Number of Ordinary Shares	Percentage
Gala Group Two Limited(1)	244,800,010	100.0%
Directors and executive officers of Gala Group Holdings Public Limited Company	0	0.0%

Total	244,800,010	100.0%

(1)
All of the share capital of Gala Group Holdings Public Limited Company is legally and beneficially owned by Gala Group Two Limited except for one ordinary share which is held by Colin Taylor in trust for Gala Group Two Limited. Both Gala Group Two Limited and Colin Taylor are UK residents.

        We are indirectly owned and controlled by CSFB Group, PPMV, Royal Bank Investments Limited and some of our directors and SG Hambros Trust Company, which holds Class A ordinary shares in Gala Group Limited on trust for Brian Mattingley, our Group Development Director. All of the share capital of Gala Group Two Limited is beneficially owned by Gala Group Limited. All of Gala Group Limited's share capital is beneficially owned by CSFB Group, PPMV, Royal Bank Investments Limited, some of our directors and SG Hambros Trust Company, which holds Class A ordinary shares in Gala Group Limited on trust for Brian Mattingley.

        The shareholders of Gala Group Limited have entered into the Investment Agreement, dated March 14, 2000, as amended, which governs a number of the rights of, and voting restrictions among, the parties. The Investment Agreement gives CSFB Group enhanced rights over our operations and control of us and our parent companies. In particular, CSFB Group will be able to prevent us or our parent companies from engaging in several specified transactions outside the ordinary course of business. Some actions affecting the rights relating to the Class B ordinary shares and the ordinary shares require the consent of the Management Shareholders holding 66 2/3% of the ordinary shares. In addition, although the members of our board of directors and the boards of directors of our subsidiaries control the operations of those entities, CSFB Group has the right to appoint a special director and any number of additional directors to the Board of Gala Group Limited as CSFB Group, or any successor to it or such person as CSFB Group may nominate from time to time in substitution for it, deems necessary for so long as CSFB Group holds more than 50% of the Class A ordinary shares. CSFB Group may require the appointment of a person of CSFB Group's choice as Chairman of the Board of Gala Group Limited and may require the removal of any such person as Chairman and/or as a director, such appointment being on condition that CSFB Group first consults with the Board of Directors of Gala Group Limited and the Chairman is not an employee or officer of an investor. PPMV also has the right to appoint one director as long as PPMV holds more than 10% of the Class A ordinary shares and another director as long as PPMV holds 7.5% or more of the ordinary shares in the capital of Gala Group Limited.

        The Class A ordinary shares, the Class B ordinary shares, the Class C ordinary shares, the Class D ordinary shares and the ordinary shares rank pari passu in respect of income and capital, with the exception of the Class C ordinary shares where pari passu ranking is conditional upon certain profit targets being met. Other than as set out below, each shareholder present at a meeting has one vote. If a variation to the rights of holders of any class of shares is proposed, the written consent of the holders of 66 2/3% of shares of that class is required unless a 75% majority is required by law. Each class of ordinary shares also carries the right to vote as a class with respect to some matters that would vary the rights of holders of that class of shares. As long as CSFB Group holds more than 50% of the Class A ordinary shares, it has the power to pass special resolutions, which would otherwise require 75% of the total number of the votes that may be cast.

        The Class A ordinary shares and the Class B ordinary shares are convertible into ordinary shares pursuant to a ratchet conversion mechanism. This conversion mechanism is designed to benefit the Management Shareholders if specific financial targets are achieved on the date of a listing or a sale of shares in Gala Group Limited that leads to the purchaser controlling 50% or more of the voting rights, or on the date on which the company is wound up. If these targets are achieved, the value of shares held by Management Shareholders will be enhanced up to a specified maximum.

        We believe that, as of December 31, 2002, 22% of Gala Group Limited's Class A ordinary shares were held by UK residents representing 8 record holders, 100% of Gala Group Limited's Class B ordinary shares were held by UK residents representing six record holders, 100% of Gala Group Limited's C ordinary shares were held by UK residents representing three record holders, 28% of Gala Group Limited D ordinary shares were held by UK residents representing 17 record holders and 100% of Gala Group Limited's ordinary shares were held by UK residents representing six record holders. The following table sets forth information about the ownership of the share capital of Gala Group Limited, our ultimate parent company, after giving effect to the capitalization of shareholder loans used to finance the Ladbroke Acquisition:

	Number of Shares		Percentage
Class A ordinary shares:
CSFB Group	6,414,872	(1)	67.3%
PPMV	1,330,441		14.0%
Royal Bank Investments Limited	443,480		4.7%
SG Hambros Trust Company	14,786	(2)	0.2%
Management	4,413	(3)	0.0%
Class B ordinary shares:
Directors and executive officers of Gala Group Holdings Public Limited Company	250,000	(2)	2.6%
Class C ordinary shares:
Directors and executive officers of Gala Group Holdings Public Limited Company	175,000	(2)	1.8%
Class D ordinary shares:
CSFB Group	469,403	(1)	4.9%
PPMV	97,353		1.0%
Royal Bank Investments Limited	32,451		0.3%
Directors and executive officers of Gala Group Holdings Public Limited Company	50,470	(2)	0.6%
Management	323		0.0%
Ordinary shares:
Directors and executive officers of Gala Group Holdings Public Limited Company	250,000	(2)	2.6%

Total	9,532,992		100%

(1)
CSFB Group, which is the collective term for (i) CSFB IGP and (ii) affiliates of CSFB IGP and third-party co-investors, that directly hold a majority of the shares of Gala Group Limited through limited partnerships.

(2)
As of January 17, 2002, John Kelly owned 144,970 B ordinary shares, 21,216 D ordinary shares and 144,970 ordinary shares; Brian Mattingley owned less than 1% of the Class A ordinary shares, 53,255 B ordinary shares, 8,820 D ordinary shares and 52,515 ordinary shares; Richard Sowerby owned 51,775 B ordinary shares, 7,630 D ordinary shares and 52,515 ordinary shares; Neil Goulden owned 90,000 C ordinary shares and 6,585 D ordinary shares; Blair Sinton owned 55,000 C ordinary shares and 4,024 D ordinary shares; Vernon Sankey owned 30,000 C ordinary shares and 2,195 D ordinary shares. The remaining management shareholders each own less than 1% of the A ordinary shares.

(3)
Management are two members of our Senior Management.

Strategic Alternatives

        Our shareholders, together with us, continue to consider different future strategic alternatives including the possibility of the sale of new and/or existing equity securities in an initial public offering on a non-US stock exchange and/or to certain private investors.

Related Party Transactions

Senior Credit Facility, Bridge Facility and the Offering of the Notes

        Credit Suisse First Boston, London Branch, a lender and a co-lead arranger under the senior credit facility is an affiliate of CSFB Group. Credit Suisse First Boston also acts as Swiss paying agent under the notes. CSFB Group indirectly owns a majority of the outstanding capital stock of Gala Group Holdings Public Limited Company. CSFB Group has the right under the Investment Agreement to appoint any number of additional directors of Gala Group Limited.

        In connection with the June 2000 offering, we entered into a purchase agreement dated May 25, 2000 with Credit Suisse First Boston (Europe) Limited providing that the initial purchasers were obligated to purchase all of the notes offered thereunder. We agreed to indemnify the initial purchasers and selling agents against certain liabilities or contribute to payments which they may be required to make in respect of such liabilities. Credit Suisse First Boston (Europe) Limited also received commissions under that purchase agreement. In connection with the 2001 offering, we entered into a similar purchase agreement. Credit Suisse First Boston (Europe) Limited may receive customary investment banking fees for services rendered to us and our affiliates in connection with acquisitions, divestitures, finance and certain other transactions.

ITEM 8.    FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

        See pages F-1 through F-29.

B.    Significant Changes

        There has been no significant change in our financial or trading position since September 28, 2002.

C.    Legal Proceedings

        We are involved in legal proceedings arising in the normal course of our business. We believe that none of these proceedings, either individually or in the aggregate, is likely to have a material adverse effect on our business and consolidated financial position.

ITEM 9.    THE OFFER AND LISTING

        The notes are listed on the Luxembourg Stock Exchange. As of the date hereof, however, there is no active trading for the notes on the Luxembourg Stock Exchange. Currently, the notes are not listed on any securities exchange or quoted on any automated inter-dealer quotation system in the United States.

ITEM 10.    ADDITIONAL INFORMATION

Memorandum and Articles of Association

        Set forth below is a summary of selected provisions of our Memorandum and Articles of Association as we believe they would be interpreted under the laws of England and Wales. This summary is qualified in its entirety by reference to our Memorandum and Articles of Association and the provisions of the laws of England and Wales.

General

        Our company registration number is 3936658. Our objects are set out in detail in clause 4 of our Memorandum of Association. The objects are broad and cover the matters that correspond to the purposes of a general commercial company. Furthermore, under §35 Companies Act 1985, as amended, (the "Act") the validity of an act done by a company may not be called into question on the ground of lack of capacity by reason of anything in the company's memorandum of association.

Directors

        Any interest of a director must be disclosed in accordance with §317 of the Act. This section states that it is the duty of a director of a company who is in any way interested in a contract or proposed contract with the company to declare the nature of his interest, in respect of a proposed contract, at a meeting of the directors at which the question of entering into the contract is first taken into consideration, or, if the director was not at the date of that meeting interested in the proposed contract, at the next meeting of the directors held after he became so interested.

        A director may not vote on a resolution in which he is interested, unless the resolution relates to one or more of the following cases:

  •
  giving the director a guarantee, security or indemnity in respect of money lent to or an obligation incurred by him for the benefit of the company;

  •
  giving a third party a guarantee, security or indemnity in respect of an obligation of the company or any of its subsidiaries for which the director has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

  •
  his interest arises by virtue of his subscribing or agreeing to subscribe for any securities of the company or any of its subsidiaries, or by virtue of his being or intending to become a participant in the underwriting of an offer of any such securities; or

  •
  the resolution relates to a retirement benefits scheme approved by the UK Board of Inland Revenue for taxation purposes.

        No vote will be counted in the absence of a quorum, and a director may not be counted as part of a quorum in relation to a resolution on which the director is not entitled to vote.

        The directors may exercise all powers of the company to borrow money without a limit as to the amount and upon such terms as they think fit.

        In accordance with §293 of the Act which is incorporated into our Articles of Association by virtue of regulation 81 of Table A of the Act, our directors must retire at 70 years of age.

        No shareholding is required in order to qualify as a director.

Share Capital

        We have only one class of shares, Ordinary Shares of £1 each, which rank pari passu as to dividends. According to regulation 108 of Table A of the Act, there is a 12 years' entitlement before the dividend payment lapses.

        The shares rank pari passu as to voting and rights to participate in profits and capital. Shareholders are only liable to further capital calls to the extent that any moneys are unpaid on shares held. All the shares in the company are fully paid up. Our constitutional documents do not contain limitations on rights to own our shares.

        Rights of holders of our shares may only be changed by amending our Articles of Association which requires the passing of a special resolution. A special resolution may be passed by holders of 75% of the shares.

General Meetings of Shareholders

        General meetings are convened by way of notice which must comply with §372 (3) of the Act, governing information required in respect of members' rights to appoint a proxy. An annual general meeting, and an extraordinary general meeting called for the passing of a special resolution or a resolution appointing a person as a director, must be called with at least 21 clear days' notice. All other extraordinary general meetings must be called with at least 14 clear days' notice, although a general meeting may be called by shorter notice if:

  •
  in the case of an annual general meeting, it is agreed by all the shareholders entitled to attend and vote at the meeting; and

  •
  in the case of any other meeting, it is agreed by a majority in number of the shareholders entitled to attend and vote, such majority together holding not less than 95% in nominal value, of the shares.

        The notice must specify the time and place of the meeting and the general nature of the business to be transacted and, in the case of an annual general meeting, the notice must identify the meeting as such. The notice must be given to all shareholders and to the directors and auditors. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice, will not invalidate the proceedings at that meeting.

Material Contracts

Senior Credit Facility

        In connection with the Gala Acquisition, our subsidiaries, Gala Group Finance Limited and Gala Group Investments Limited, entered into an amended and restated senior credit facility on April 17, 2000. This facility was amended and restated in connection with the Riva Acquisition on April 18, 2000 and was further amended on January 17, 2001 in connection with the Ladbroke Acquisition on December 21, 2000. The other parties to the senior credit facility are J.P. Morgan Securities Ltd., Credit Suisse First Boston, London Branch, and The Royal Bank of Scotland plc, as arrangers, Morgan Guaranty Trust Company of New York as agent, Gala Group Investments Limited, Gala Holdings Limited, Gala Leisure Limited, Spicegold Limited, Gala Leisure (1999) Limited, Gala Group Finance Limited and Gala Group Investments Limited as borrowers and guarantors, other subsidiaries of Gala Group Investments Limited as guarantors and banks named therein. For a discussion of the principal terms of this agreement see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity."

        All of our notes are issued under the terms of an indenture dated June 1, 2000, between us and Bankers Trust Company, under the indenture, we must comply with various covenants including restrictions on our ability to incur indebtedness. For a discussion of the principal terms of this agreement, see "Item 3—Key Information—Risk Factors—Risks Relating to our Company—Our debt covenants restrict our business and may adversely affect our business."

        Pursuant to a Share Purchase Agreement dated December 21, 2001, between Gala Group 2001 Limited, Gala Group Investments Limited, Ladbroke Casinos Limited and Hilton Group plc, Gala Group 2001 Limited acquired the entire issued and outstanding share capital of Eventday Limited, Torchlight U.K. Limited, Stakis Leisure Limited, Lydiashourne Limited, Gravitas 1025 Limited and Distinctive Clubs Limited for £235.3 million. (See "Item 4—Information on the Company—History and Development of the Company.")

        In connection with the Ladbroke Acquisition:

  •
  Gala Group Limited, Gala Group Two Limited, Gala Group Holdings Public Limited Company and Gala Group Investments Limited entered into an Arrangement Agreement dated December 21, 2000, with the Lenders named therein. Under the terms of this agreement the Lenders undertook to subscribe to ordinary shares in Gala Group Limited and to loan notes issued by Gala Group Two Limited, Gala Group Limited undertook to subscribe to shares in Gala Group Two Limited and Gala Group Two Limited undertook to subscribe to ordinary shares in Gala Group Holdings Public Limited Company;

  •
  Gala Group 2001 Limited and Gala Group Investment Limited entered into a Property Agreement dated December 22, 2000, with Ladbroke Casinos Limited and Hilton Group plc. Under the terms of this agreement Ladbroke Casinos Limited agreed to transfer or ensure the transfer of certain freehold and leasehold properties to the parties specified therein; and

  •
  Gala Group Holdings Public Limited Company entered into a subordination agreement dated December 21, 2000, with Morgan Guaranty Trust Company of New York, subordinating the right of Gala Group Holdings Public Limited Company to receive repayment of debt due to it under loans to Gala Group Investments Limited and its subsidiaries and Gala Group Finance Limited to the rights of the lenders under an amended and restated senior credit facility agreement dated April 17, 2000, as further amended and restated in connection with the Riva Acquisition on April 18, 2000 and which was further amended and restated in connection with the Ladbroke Acquisition on December 21, 2000.

        The following is a brief summary of provisions of the subordination agreement. This summary is qualified in its entirety by reference to the actual agreement, a copy of which has been filed with the SEC:

  •
  Gala Group Holdings Public Limited Company has agreed not to take any action to obtain payment with respect to any debt subordinate to the senior credit facility, except for payments set forth in "Permitted Payments to Group Holdings Public Limited Company".

  •
  Gala Group Holdings Public Limited Company has agreed to turn over any funds it receives, other than funds related to permitted payments, to the agent under the senior credit facility until all amounts outstanding thereunder are repaid.

  •
  Gala Group Holdings Public Limited Company has agreed that, upon insolvency of any of its affiliates or subsidiaries, each of it and its affiliates' or subsidiaries' subordinated claims will rank junior to the claims of the lenders under the senior credit facility, until such claims are satisfied.

  •
  Gala Group Holdings Public Limited Company has agreed that while debt is outstanding under the senior credit facility, none of it or its affiliates or subsidiaries will take any action to accelerate, enforce or otherwise exercise any remedy with respect to any debt which is subordinate to the senior credit facility, unless there is (a) an acceleration of debt under the senior credit facility, (b) an insolvency event, (c) an enforcement of any security under the senior credit facility or (d) an unpaid payment with respect to the notes that exists for greater than 179 days.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and qualitative disclosure about market risk

        Our funding, liquidity and exposure to interest rate risk is managed by our finance department and is subject to internal control procedures. All significant financing transactions are authorized by the board of directors. A variety of different funding sources are used, including syndicated bank facilities and the public and private debt markets.

        Our functional and reporting currency is the pound sterling. All assets and liabilities are in pounds sterling and therefore we do not have any exposure to currency risks. Credit risk exposures are minimized by dealing with only a limited range of financial institutions with secure credit ratings. Counterparty credit ratings are regularly monitored and there is no significant concentration of credit risk with any single counterparty.

        We are exposed to movements in interest rates. In order to minimize this exposure the net debt position is managed centrally by using fixed rate borrowings and financial instruments such as interest rate swaps and caps. Currently, we have two interest rate caps in place.

        The table below provides information about our financial instruments that are sensitive to changes in interest rates. For the senior credit facility and the notes, the table below presents principal payment amounts and weighted average interest rates by contractual payment dates. The variable rate portion of the senior credit facility is based on six-month LIBOR plus the applicable margin. The rates presented are not intended to project our expectations for the future but are established on the official rates applicable as at September 28, 2002.

        The carrying value of debt under the variable interest rate senior credit facility approximates fair value. The fair value of the notes is based on the quoted market price of the notes as at September 28, 2002. The fair values of the interest rate cap agreements have been determined based on quoted market prices for similar instruments by the counterparty.

	Expected payments by fiscal year							Fair value at September 28, 2002
	2003	2004	2005	2006	2007	Thereafter	Total
	(£'000)
Long-term debt variable rate:
Senior credit facility	27,801	34,752	37,069	39,385	43,231	82,338	264,576	264,576
Average interest rate(1)	6.21%	6.26%	6.35%	6.47%	6.72%	7.00%	6.54%
Stakis loan notes	2,754						2,754	2,754
Average interest rate(2)	4.69%						4.69%
Fixed rate:
12% Senior notes(3)						155,000	155,000	173,600
Average interest rate						12.0%	12.0%
Interest rate derivatives(4)
Interest rate cap(a)
Notional amount	169,500						169,000	0
Average strike price	8.0%						8.0%
Six-month LIBOR	3.94%						3.94%
Interest rate cap(b)
Notional amount		54,321					54,321	13
Strike price		6.0%					6.0%
Six-month LIBOR		3.94%					3.94%

(1)
Interest is payable on the variable rate long-term debt at six-month LIBOR plus a margin of between 2.125% and 3.125%. The average interest rate has been determined based on six-month LIBOR at September 28, 2002, plus the applicable bank margin as applied to outstanding principal amounts of each tranche of variable rate long-term debt.

(2)
Interest is payable on the Stakis loan notes at six-month LIBOR plus a margin of 0.75%.

(3)
The carrying value of the notes as at September 28, 2002 is £157,822. The fair value of the notes represents the quoted market price of the notes as at September 28, 2002.

(4)
As discussed above, we manage our floating rate interest exposure to changes in interest rates by using an interest rate swap agreement and an interest rate cap agreements.

(a)
The cap agreement is based upon a notional amount of £169.5 million on September 28, 2002 and matures on March 31, 2003. LIBOR interest, excluding any margin, is capped at a maximum rate of 7% through September 30, 2002 and 8% thereafter through March 31, 2003.

(b)
The cap agreement is based upon a notional amount of £54.3 million effective from September 28, 2002 reducing to a notional amount of £49.7 million effective March 31, 2003 and £45 million effective September 30, 2003 and matures on March 31, 2004. Six month LIBOR interest is capped at 6%.

        The fair value of the caps is based on counterparty valuations for similar contracts.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        This item is not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        This item is not applicable.

ITEM 15.    CERTAIN DISCLOSURES

Disclosure Controls and Procedures

        Within 90 days prior to the date of this report, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic reports to the Securities and Exchange Commission. In addition, we reviewed our internal controls, have reported the conclusions of our review to the Audit Committee, and there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation. Although we believe our pre-existing disclosure controls and procedures and internal controls were adequate to enable us to comply with our disclosure obligations, as a result of such review we intend to implement changes, primarily to formalize and document procedures already in place. You should note that the design and operation of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        The registrant has responded to Item 18 in lieu of this Item.

ITEM 18.    FINANCIAL STATEMENTS

        See pages F-1 to F-29.

ITEM 19.    EXHIBITS

1.1	Memorandum of Association of Gala Group Holdings Public Limited Company***.
1.2	Articles of Association of Gala Group Holdings Public Limited Company*.
2.1	Indenture, dated as of June 1, 2000, between Gala Group Holdings Public Limited Company and the Bankers Trust Company*.
2.2	Note Depositary Agreement, dated as of June 1, 2000, between Gala Group Holdings Public Limited Company and Bankers Trust Company*.
4.1
Fifth Supplemental and Accession Agreement dated December 21, 2000 to the Loan Agreement dated December 15, 1997 to amend and restate the Loan Agreement and to increase the Credit Facilities among Gala Group Investments Limited, Gala Leisure Limited, Spicegold Limited, Gala Leisure (1999) Limited, Gala Group Finance Limited and Gala Group 2001 Limited, certain subsidiaries of Gala Holdings Limited, the Lenders, JP Morgan Securities Limited, Credit Suisse First Boston, The Royal Bank of Scotland plc and Morgan Guaranty Trust Company of New York**.
4.2
Sale and Purchase Agreement dated December 21, 2000 relating to the sale and purchase of the entire issued share capital of Eventday Limited, Torchlight U.K. Limited, Stakis Leisure Limited, Lydiashourne Limited, Gravitas 1025 Limited and Distinctive Clubs Limited dated December 21, 2000 among Ladbroke Casinos Limited, Gala Group 2001 Limited, Gala Group Investments Limited and Hilton Group plc**.
4.3	Arrangement Agreement dated December 21, 2000 among Gala Group Limited, Gala Group Two Limited, Gala Group Holdings Public Limited Company, Gala Group Investments Limited and certain lenders**..
4.4	Property Agreement dated December 22, 2000, among Ladbroke Casinos Limited Gala Group 2001 Limited, Gala Group Investments Limited and Hilton Group plc**.
4.5	Subordination Agreement dated December 21, 2000 between Gala Group Holdings Public Limited Company and Morgan Guaranty Trust Company of New York**.
8.1	Significant subsidiaries of Gala Group Holdings Public Limited Company.
99.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act 2002.
99.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act 2002.

*
Incorporated by reference to the identical exhibit to the registration statement on Form F-4 of Gala Group Holdings Public Limited Company filed on November 24, 2000.

**
Incorporated by reference to the identical exhibit to Post-Effective Amendment No. 3 on Form F-1 to the registration statement on Form F-4 of Gala Group Holdings Public Limited Company filed on April 2, 2001.

***
Incorporated by reference to the identical exhibit to the annual report on Form 20-F of Gala Group Holdings Public Limited Company filed on January 24, 2002.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Gala Group Holdings Public Limited Company

        In our opinion, the accompanying consolidated balance sheets as of 28 September 2002 and 29 September 2001 and the related consolidated statements of operations, of cash flows and of changes in shareholders' equity for the 52 weeks ended 28 September 2002, the 52 weeks ended 29 September 2001, the 24 weeks ended 30 September 2000, and the consolidated ("Predecessor") statements of operations, of cash flows and of changes in shareholders' equity for the 29 week period ended 17 April 2000, present fairly, in all material respects, the financial position of Gala Group Holdings Public Limited Company ("the Company") and its subsidiaries at 28 September 2002 and 29 September 2001 and the results of its operations and its cash flows for the 52 weeks ended 28 September 2002, the 52 weeks ended 29 September 2001, the 24 week period ended 30 September 2000 and the 29 week period ended 17 April 2000, in conformity with accounting principles generally accepted in the United States of America, on the basis described in Note 1. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers
London, England
18 December 2002

GALA GROUP HOLDINGS PUBLIC LIMITED COMPANY

CONSOLIDATED BALANCE SHEETS

(Pound Sterling amounts in thousands, except for share data)

	28 September 2002	29 September 2001
ASSETS
Current assets:
Cash and cash equivalents	65,393	55,815
Receivables, net	387	436
Inventories	3,323	3,230
Prepaid expenses and other current assets	17,895	10,893

Total current assets	86,998	70,374

Non-current assets:
Property and equipment, net	289,462	277,105
Licenses, net	284,985	301,009
Other intangible assets, net	113,803	121,082
Restricted cash	5,311	5,309
Other assets, net	11,798	17,694

Total assets	792,357	792,573

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt	30,555	21,533
Trade accounts payable	13,788	12,334
Accrued expenses and other liabilities	61,110	53,280
Accrued interest payable	6,236	6,327
Income tax payable	7,681	6,800

Total current liabilities	119,370	100,274

Non-current liabilities:
Long-term debt, net of current portion	394,273	433,801
Provisions	4,849	12,030
Pension liability	11,153	—
Deferred tax liability	11,962	10,354

Total liabilities	541,607	556,459

Shareholders' equity:
Ordinary shares; £1.00 par value;
245,300,010 shares authorised; 244,800,010 shares issued and outstanding	238,754	238,754
Additional paid in capital	9,050	1,860
Retained earnings accumulated deficit including accumulated other comprehensive loss of £9,962 and £508 in 2002 and 2001, respectively	2,946	(4,500)

Total liabilities and shareholders' equity	792,357	792,573

The accompanying notes are an integral part of these consolidated financial statements

GALA GROUP HOLDINGS PUBLIC LIMITED COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS

(Pound Sterling amounts in thousands)

	Successor	Successor	Successor	Predecessor
	52 weeks ended 28 September 2002	52 weeks ended 29 September 2001	24 weeks ended 30 September 2000	29 weeks ended 17 April 2000
Revenues	432,862	371,353	119,931	119,481
Cost of sales	68,580	60,312	18,886	21,252

Gross profit	364,282	311,041	101,045	98,229
Club operating expenses	235,498	205,914	56,850	63,733
Other general and administrative expenses	19,072	11,151	12,647	5,862
Property provision release	(5,513)	—	—	—
Depreciation and amortisation	42,271	38,189	12,415	10,415

Income from operations	72,954	55,787	19,133	18,219
Interest expense, net	(37,312)	(42,355)	(16,999)	(13,582)
Other income (expense)	71	(1,267)	—	—

Income before income tax expense and extraordinary items	35,713	12,165	2,134	4,637
Income tax expense	(18,899)	(11,605)	(3,047)	(2,650)

Income (loss) before extraordinary loss	16,814	560	(913)	1,987
Extraordinary loss on early extinguishment of debt, net of taxes of £1,522	—	(3,553)	—	—

Net income (loss)	16,814	(2,993)	(913)	1,987

The accompanying notes are an integral part of these consolidated financial statements

GALA GROUP HOLDINGS PUBLIC LIMITED COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Pound Sterling amounts in thousands)

	Successor	Successor	Successor	Predecessor
	52 weeks ended 28 September 2002	52 weeks ended 29 September 2001	24 weeks ended 30 September 2000	29 weeks ended 17 April 2000
Cash flows from operating activities:
Net income (loss)	16,814	(2,993)	(913)	1,987
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortisation	43,808	47,498	14,495	10,698
Provision for deferred income tax	1,608	3,117	3,445	564
(Gain) loss on sale of property and equipment	(501)	(532)	(259)	62
Pension cost (benefit)	5,219	(1,686)	104	(56)
Unrealised gain on derivatives	(72)	(148)	(86)	—
Stock-related compensation	—	—	—	169
Changes in operating assets and liabilities, net of effects of acquisitions:
Receivables, net	49	388	(176)	636
Inventories	(93)	(222)	273	(178)
Income tax receivable	—	—	—	—
Prepaid expenses and other assets	(4,005)	(15)	2,214	(2,631)
Trade accounts payable	1,454	3,260	(4,032)	103
Accrued interest payable	(91)	950	(13,329)	3,247
Accrued expenses and other liabilities	6,560	9,107	(44)	8,506
Income tax payable	8,071	4,992	(559)	787
Provisions	(7,181)	(1,180)	(288)	(193)
Net cash provided by operating activities	71,640	62,536	845	23,701
Cash flows from investing activities:
Purchase of property and equipment	(34,376)	(26,345)	(9,618)	(7,748)
Proceeds from sale of property and equipment	1,529	7,243	2,628	422
Insurance proceeds	—	—	3,666	—
Change in restricted cash	(2)	(4,479)	(320)	1,241
Cash paid for purchased companies, net of cash acquired	969	(231,474)	(98,395)	—
Net cash used in investing activities	(31,880)	(255,055)	(102,039)	(6,085)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares	—	117,300	121,933	—
Share issue costs	—	(125)	—	—
Proceeds from debt	—	433,025	446,500	—
Debt issue costs	—	(10,763)	(10,511)	—
Payments on debt	(30,182)	(326,742)	(418,663)	(6,623)
Purchase of interest rate cap	—	(376)	(2,050)	—
Net cash (used in) provided by financing activities	(30,182)	212,319	137,209	(6,623)
Net increase in cash and cash equivalents	9,578	19,800	36,015	10,993
Cash and cash equivalents, beginning of period	55,815	36,015	—	17,421
Cash and cash equivalents, end of period	65,393	55,815	36,015	28,414

The accompanying notes are an integral part of these consolidated financial statements.

GALA GROUP HOLDINGS PUBLIC LIMITED COMPANY

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(Pound Sterling amounts in thousands, except for share data)

	"A" Ordinary		"B" Ordinary		Ordinary
	Number of Shares	Amount	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Retained earnings	Total shareholders' equity
Predecessor
Balance at 25 September 1999	186,000	2	2,593,050	26	—	—	2,016	(7,222)	(5,178)
Exercise of share options	32,500	—	—	—	—	—	169	—	169
Net income	—	—	—	—	—	—	—	1,987	1,987

Balance at 17 April 2000	218,500	2	2,593,050	26	—	—	2,185	(5,235)	(3,022)

Successor
Issuance of ordinary shares at inception	—	—	—	—	127,500,000	127,500	—	—	127,500
Excess of purchase price over predecessor basis of net assets acquired from entities partially under common control	—	—	—	—	—	(5,921)	—	—	(5,921)
Net loss	—	—	—	—	—	—	—	(913)	(913)
Other comprehensive loss:
Unrealised loss on interest rate swap	—	—	—	—	—	—	—	(86)	(86)

Balance at 30 September 2000	—	—	—	—	127,500,000	121,579	—	(999)	120,580
Issuance of ordinary shares upon acquisition of Casinos, net of acquisition costs	—	—	—	—	117,300,010	117,175	—	—	117,175
Capital contribution arising from tax losses contributed by parent	—	—	—	—	—	—	1,860	—	1,860
Net loss	—	—	—	—	—	—	—	(2,993)	(2,993)
Other comprehensive loss:
Impact of adopting SFAS 133, net of tax	—	—	—	—	—	—	—	(1,035)	(1,035)
Less reclassification adjustment for losses included in net income, net of tax of £226	—	—	—	—	—	—	—	527	527
Total comprehensive loss	—	—	—	—	—	—	—	(3,501)	(3,501)

Balance at 29 September 2001	—	—	—	—	244,800,010	238,754	1,860	(4,500)	236,114
Capital contribution arising from tax losses contributed by parent							7,190		7,190
Net income					—	—	—	16,814	16,814
Other comprehensive loss:
Equity adjustment for minimum pension liability, net of taxes of £4,168								(9,725)	(9,725)
SFAS 133 reclassification adjustment for gains/losses included in net income, net of tax of £117					—	—	—	357	357
Total comprehensive income					—	—	—	7,446	7,446

Balance at 28 September 2002					244,800,010	238,754	9,050	2,946	250,750

The accompanying notes are an integral part of these consolidated financial statements.

GALA GROUP HOLDINGS PUBLIC LIMITED COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Pound Sterling amounts in thousands, except for share data)

1.    BASIS OF PRESENTATION AND DESCRIPTION OF THE BUSINESS

        Gala Group Holdings Public Limited Company ("the Successor" or "the Company"), a holding company with no other operations, was formed on 29 February 2000. On 17 April 2000, the Successor acquired 100% of the equity of Gala Group Investments Limited (formerly Gala Group Limited) ("the Predecessor "). On 18 April 2000, the Successor acquired 100% of the equity of Riva Clubs Limited ("Riva"). On 22 December 2000, the Successor acquired Ladbroke Casinos from Hilton Group plc ("the Casinos"). Gala Group Holdings Public Limited Company, Gala Group Investments Limited and all other wholly owned subsidiary undertakings are collectively referred to herein as "Gala" or "the Group".

        The Group's primary business activities are the operation of bingo clubs and casinos in Great Britain as well as a casino in each of Gibraltar and the Isle of Man. The Group is headquartered in Nottingham, England.

        The financial statements of the Successor and Predecessor are not comparable in certain respects due to differences between the cost bases of certain assets and liabilities resulting from the acquisition of the Predecessor on 17 April 2000, and the acquisitions of Riva and the Casinos on 18 April 2000 and 22 December 2000, respectively.

        The accompanying financial statements have been prepared in accordance with United States generally accepted accounting principles ("US GAAP").

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        These policies have been consistently applied to the financial position and results of the Successor and Predecessor.

Principles of consolidation

        The consolidated financial statements include all wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of estimates

        The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Revenue Recognition

        Revenue results from the operation of bingo clubs and casinos. Bingo revenue is recorded as the net amount of customer stake, less applicable gaming duties, cash prizes and VAT. Casino revenue is principally gaming win, which represents the difference between gaming wins and losses before deduction of gaming duty. Casino gaming duties are included in cost of sales. Revenues from the sale of food and beverage are recorded net of VAT.

Advertising

        Advertising costs are expensed as incurred, except for production costs of newspaper and television advertisements, which are deferred and expensed as of the first date the advertisement takes place. Advertising expense is included within club operating expenses and was £9,351 for the 52 weeks ended 28 September 2002 and £9,185 for the 52 weeks ended 29 September 2001. Advertising expense was £2,253 and £4,503 in the 24 weeks ended 30 September 2000 and the 29 weeks ended 17 April 2000.

Property and equipment

        Property and equipment are stated at cost. Cost includes major expenditures for improvements and replacements which extend useful lives and interest associated with significant capital additions.

        Freehold land is not depreciated. Buildings and equipment are depreciated to their residual values using the straight-line method over the estimated useful lives of the assets as follows:

Freehold buildings	— 50 years
Leasehold land and buildings	— shorter of 50 years and unexpired term of lease
Fixtures and fittings	— over 3 to 10 years
Office equipment	— over 3 to 10 years
Vehicles	— over 3 to 5 years

        The residual values are estimated on the following basis, having regard to the construction type and salvage values:

Listed buildings	80%
Buildings of traditional construction	50%
Steel framed buildings	0%

        Expenditures for maintenance and repairs are charged to income as incurred.

        The cost of property and equipment retired or otherwise disposed of, and the accumulated depreciation thereon, is eliminated from the asset and related depreciation accounts and any resulting gain or loss is reflected in income.

Licences and other intangible assets

        The Group holds licences to operate each of its bingo clubs and casinos which are valued at cost, or where acquired, at the fair value of the licences acquired, net of accumulated amortisation from the date acquired. Licences are amortised on a straight-line basis over an estimated useful life of 20 years.

        Goodwill has been recognised on acquisitions accounted for using the purchase method of accounting as the excess of purchase price over the fair value of the net assets required. Goodwill is amortised on a straight-line basis over an estimated useful life of 20 years. Negative goodwill arising on acquisitions is allocated ratably to reduce the recorded fair value of non-current assets acquired.

Cash equivalents

        The Group considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. These amounts are stated at cost, which approximates to fair value.

Debt issue costs

        Debt issue costs are capitalised and amortised to interest expense over the term of the underlying debt, using the effective interest method. Unamortised debt issue costs are included in other non-current assets. Amortised expense for these debt issue costs was £1,889 for the 52 weeks ended 28 September 2002 and £9,309 for the 52 week period ended 29 September 2001. Amortised debt issue costs were £2,088 and £283 for the 24 weeks ended 30 September 2000 and the 29 weeks ended 17 April 2000, respectively.

Carrying value of long-lived assets, including licences and other intangible assets

        The carrying value of long-lived assets is reviewed if the facts and circumstances suggest that they may be impaired. If this review suggests that the carrying value of assets will not be recoverable, as determined based on future expected undiscounted cash flows, the carrying value is reduced to fair market value.

Inventories

        Inventories, which consist primarily of food, beverages and other supplies, are stated at the lower of cost, determined by the first-in, first-out method, or market value.

Lease provisions

        Provision has been made for vacant and partly sub-let leasehold properties. Provision has been made for the shorter of the remaining period of the lease, and the period until, in management's opinion, they will be able to exit the lease commitment. The amount provided is based on the future rental obligations, together with other fixed outgoings, net of any sub-lease income. Sub lease income has only been taken into account where sub-leases are currently in place.

        In determining the provision for the properties, the cash flows have been discounted on a pre-tax basis using an appropriate risk adjusted discount rate.

Other property provisions

        Provision has been made for the cost of carrying out remedial works in respect of the Group's freehold or leasehold properties when the Group is legally obligated to rectify the matter.

Pre-opening costs

        Costs associated with the opening of new bingo clubs and casinos are expensed as incurred.

Cost of sales

        Cost of sales primarily represents the costs of casino gaming duties and non-cash bingo prizes.

Operating expenses

        Club operating expenses represent the operating costs of revenue producing bingo clubs and casinos, including operating lease costs and pre-opening costs but excluding depreciation and amortisation of fixed assets and club related intangible assets.

        Other general and administrative expenses include overhead, restructuring costs, costs related to club closures and other costs not directly related to the operation of revenue producing clubs.

Income taxes

        Provision for income taxes has been recorded in accordance with Financial Accounting Standard Board Statement No. 109, "Accounting for Income Taxes" ("FAS 109"). Under the liability method of FAS 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are anticipated to reverse. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that all or part of the asset will not be realised.

        Deferred taxes result from differences between the tax basis and fair value of assets acquired, the use of accelerated depreciation for tax purposes, and the timing of tax deductions for allowances and accrued expenses.

Stock based compensation

        The Group follows the provisions of Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). Under the provisions of FAS 123, employee stock-based compensation expense is measured using either the intrinsic-value method as prescribed by Accounting Principles Board Opinion No. 25 ("APB 25") or the fair value method described in FAS 123. Companies choosing the intrinsic-value method are required to disclose the pro forma impact of the fair value method on net income. The Group has elected to account for its employee stock-based compensation under the provisions of APB 25.

Financial instruments and credit risk

        The Group is exposed to interest rate risk on fixed and floating rate debt. The Group uses interest rate derivative instruments to manage its exposure to changes in interest rates by limiting the impact of such movements in cash flows. Interest swaps are used to convert a portion of the Group's variable rate debt to fixed rates. Net amounts payable or receivable in respect of interest on the swaps are recorded in interest on an accrual basis. Upon early settlement or termination of a swap contract, realised gains or losses are recorded in net interest income. The fair value of the swap is based upon counter-party valuations for similar contracts. The Group also uses interest rate caps to limit its exposure to interest rate risk associated with variable rate loans. The fair value of a cap is based is based upon counter-party valuations for similar contracts. The carrying value of the related senior debt approximates fair value as it bears interest on a floating rate basis.

        The carrying value of swaps and caps are classified within the balance sheet according to their maturity.

        The Group does not enter into derivative contracts for speculative or trading purposes.

        The Group's financial instruments also include fixed rate 12% Senior Notes. The fair value of the 12% Senior Notes is based on the market value of the notes.

        The Group adopted Statement of Financial Accounting Standard No. 133 "Accounting for Derivative Instruments and Hedging Activities' (FAS 133), as amended by FAS 138, on 1 October 2000. The standard requires that all derivative financial instruments be recorded on the consolidated balance sheet at their fair value. Changes in the fair value of derivative instruments are recorded each period in earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. In accordance with the transition provisions of FAS 133, the Group recorded a net-of-tax cumulative-effect-type adjustment of £1,035 (loss) in other comprehensive income to bring the accounting for its derivatives into compliance with FAS 133. The transition adjustment has been calculated on the basis that none of the hedging relationships that existed prior to the adoption of SFAS 133 qualified as hedges after the adoption of SFAS 133 because the Group had not designated any of its derivative instruments as qualifying hedge instruments under FAS 133. Accordingly, the Group has recorded changes in the fair value of its derivative instruments in current earnings in the 52 week periods ended 28 September 2002 and 29 September 2001.

Risks and uncertainties

        The Group is exposed to credit risk in the event of non-performance by counter-parties to interest rate swap and interest rate cap agreements. However, because the Group deals only with major commercial banks with high-quality credit ratings it does not anticipate non-performance by any of these counter-parties. The Group has deposited its cash and cash equivalents with reputable financial institutions and believes the risk of loss to be remote.

3.    PRIOR PERIOD RECLASSIFICATION

        Other general and administrative expenses have been reclassified to exclude costs that can reasonably be assigned to the operation of the bingo clubs or casinos. These costs have been included in club operating costs.

        Casino cost of sales and club operating costs for the period from the date of the casino acquisition to 29 September 2001 have been reclassified so that the cost of providing complimentary food and drink is included in cost of sales rather than club operating expenses.

        Rental income has been reclassified from Other income (expense) to Other general and administrative expenses, with no effect on net income.

4.    RECENT ACCOUNTING PRONOUNCEMENTS

        SFAS 141, "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets"

        In July 2001, the Financial Accounting Standards Board issued SFAS 141, "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets". SFAS 141 is effective for all business combinations accounted for by the purchase method that are completed after 30 June 2001. SFAS 141 prohibits the pooling-of-interests method of accounting for business combinations and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations.

        SFAS 142 is effective for fiscal years beginning after 15 December 2001 and may not be retroactively applied to financial statements of prior periods. SFAS 142 requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives should not be amortised but should be tested for impairment annually. Goodwill and intangible assets with indefinite useful lives will no longer be tested for impairment under SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of".

        The Group is required to adopt SFAS 141 immediately and SFAS 142 with effect from 1 October 2002. Goodwill and any intangible asset determined to have an indefinite useful life acquired in a purchase business combination completed after 30 June 2001 will not be amortised and will continue to be evaluated for impairment under SFAS 121 until the date that SFAS 142 applies in its entirety. Goodwill and intangible assets acquired in business combinations completed before 1 July 2001 will continue to be amortised until the adoption of SFAS 142.

        The Group has begun the process of establishing the reporting units, identifying the goodwill, assets and liabilities that will be allocated to its reporting units and has begun the evaluation of the useful lives of its intangible assets.

SFAS 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets"

        SFAS 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets", was issued in August 2001. This standard is effective for fiscal years beginning after 15 June 2002. The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of tangible long-lived assets be capitalised into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by that standard. The requirements of this standard will be reflected as a cumulative effect adjustment to income. The Group considers that the adoption of SFAS 143 will not have a significant impact on the Group's results of operations and financial position.

SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"

        In August 2001 the Financial Accounting Standards Board issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The objectives of SFAS 144 are to address issues relating to the implementation of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and to develop a single accounting model based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The standard requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, the standard expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. This statement is effective for fiscal years beginning after 15 December 2001, and generally, its provisions are to be applied prospectively. The Group is currently evaluating the impact of this statement on its results of operations and financial position.

Other recent pronouncements

        In April 2002, the Financial Accounting Standards Board issued SFAS 145, "Recission of FASB Statements No.4, 44 and 64, Amendment of FASB Statement No.13, and Technical Corrections". The Statement updates, clarifies and simplifies existing accounting pronouncements, mainly with effect from 1 October 2002. SFAS 145 will require the Group to reclassify the loss of £3,553 which arose on the early extinguishment of debt in the period ended 29 September 2001 from extraordinary items to interest expense and taxation.

        In July 2002, the Financial Accounting Standards Board issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". The Statement requires companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 will be applied by the Group prospectively to exit or disposal activities initiated after 31 December 2002.

5.    ACQUISITION OF THE CASINOS

        On 22 December 2000, the Successor acquired the casino operations of Hilton Group plc ("the Casinos") for an initial purchase price of £234,040 ("the Casinos acquisition"), subsequently adjusted to £233,071. In connection with the purchase, the Group also incurred transaction costs of £2,595. As a result, the total purchase price was £233,259 (net of cash acquired of £5,161 and including assumed debt of £2,754).

        The acquisition has been accounted for by the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations". The results of the Casinos for the period from 22 December 2000 are included in the accompanying financial statements. The purchase price was allocated to identifiable assets and liabilities based on their fair values. Gala has applied the results of an external fair value appraisal carried out of all tangible fixed assets and identifiable intangible assets.

        The application of the purchase price is as follows:

Historical net assets	64,117
Fair value adjustments:
Property and equipment	(62,106)
Licences	87,155
Other intangible assets	(29,539)
Deferred tax	1,013
Accrued expenses and other liabilities	(1,980)
Inventories	(350)
Hilton intercompany	122,440

180,750

        Licences, the customer-base and trade names were valued at £87,155, £17,425 and £13,062, respectively. Goodwill of £54,916, representing the excess of cost over the estimated fair value of net assets acquired, and other intangibles are being amortised on a straight-line basis over 20 years.

        The acquisition was initially financed by increasing bank borrowings by £75,000, a £55,000 bridge loan (which was replaced in February 2001 by the issuance of £55,000 12% Senior Notes—see Note 16) and £117,300 from the issuance of 117,300,010 ordinary shares at £1.00 per share.

6.    ACQUISITION OF GALA GROUP INVESTMENTS LIMITED (FORMERLY GALA GROUP LIMITED)

        On 17 April 2000, Gala Group Holdings Public Limited Company acquired 100% of the equity of its Predecessor, Gala Group Investments Limited, for a purchase price of £90,844 (the "Gala acquisition"). In connection with the purchase, the Company also incurred transaction costs of £1,126. As a result, the total purchase price was £63,556 (net of cash acquired of £28,414). Of this amount, £5,921 was satisfied by a carry over equity interest of management in the Predecessor to the Successor. The acquisition has been accounted for by the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations". The purchase price was allocated to identifiable assets and liabilities based on their fair values. Gala has had an external fair value appraisal carried out of all tangible fixed assets and identifiable intangible assets.

        The excess of the fair values of the identifiable assets acquired, less liabilities assumed over the purchase price (negative goodwill), was allocated to reduce proportionately the values assigned to non-current assets in determining the recorded values of assets acquired.

        The application of the purchase price is as follows:

Historical net liabilities	(2,995)
Fair value adjustments:
Debt issue costs	(3,362)
Prepaid expenses and other current assets	3,666
Accrued expenses and other liabilities	(1,617)
Property and equipment	4,354
Licences	74,368
Other intangible assets	6,805
Provisions	(276)
Deferred tax	5,106
Predecessor's carryover basis	5,921

91,970

        After allocation of negative goodwill, licences were valued at £195,427, trademarks and the customer base were valued at £25,189 and all are being amortised on a straight-line basis over 20 years.

        The acquisition was initially financed by £246,500 of bank debt, a £100,000 bridge loan (which as described in Note 16 was replaced in May 2000 by the issuance of £100,000 12% Senior Notes) and proceeds of £127,500 from the issuance of 127,500,000 ordinary shares at £1.00 per share. A portion of the bank borrowings were used to repay the Predecessor's debt and accrued interest of £274,359 and £18,706, respectively, to finance the acquisition of Riva (see Note 7) and for general working capital purposes.

7.    ACQUISITION OF RIVA

        On 18 April 2000, the Group acquired Riva for cash consideration of £86,823 (including acquired debt) ("the Riva acquisition"). In connection with the purchase, the Group also incurred transaction costs of £486. As a result, the purchase price was £85,062 (net of cash acquired of £2,247 and including debt of £44,304). The acquisition has been accounted for by the purchase method of accounting and, accordingly, the results of operations of Riva for the period from 18 April 2000 are included in the accompanying financial statements. Assets acquired and liabilities assumed are recorded at their fair values at the date of acquisition. Gala has had an external fair value appraisal carried out of all the acquired Riva properties.

        The application of the purchase price is as follows:

Historical net assets	5,327
Fair value adjustments:
Inventory	(20)
Property and equipment	(6,568)
Licences	40,207
Goodwill	4,615
Provisions	(287)
Deferred tax liability	(269)
Repayment of debt	44,304

87,309

        Licences and goodwill were valued at £38,779 and £15,960, respectively. Goodwill, representing the excess of cost over the estimated fair value of net assets acquired, and licenses are being amortised on a straight-line basis over 20 years.

        The acquisition was financed by the proceeds of bank debt raised as a part of the initial capitalisation of the Group on 17 April 2000, as described in Note 16.

        The United Kingdom competition authorities made a decision requiring the Group to sell five bingo clubs as a condition of allowing the acquisition of Riva to be completed. A sale contract was exchanged for these clubs on 22 December 2000 and the sale was completed during the year ended 29 September 2001, for gross proceeds of £3,500.

        In addition, the Group was committed to selling non-bingo related businesses which were acquired as part of the Riva acquisition. These businesses were disposed of on 17 October 2000, for gross proceeds of £1,500.

        The revenues, gross profit and club operating expenses of the assets held for disposal were £1,628, £1,359 and £1,164, respectively, for the 52 weeks ended 29 September 2001. The revenues, gross profit and club operating expenses of the assets held for disposal were £4,351, £3,682 and £2,285, respectively, for the 24 weeks ended 30 September 2000.

Pro forma results of operations (unaudited)

        The following unaudited pro forma information presents the results of operations of the Group, giving pro forma effect to the following transactions as if each had occurred as of 25 September 1999: (i) the Casino acquisition; (ii) the Gala acquisition; (iii) the Riva acquisition; and (iv) the acquisition financing described in Note 16.

	52 weeks ended 29 September 2001	53 weeks ended 29 September 2000
Revenues	397,271	388,173

Depreciation and amortisation	54,531	42,609

Income from operations	43,870	42,919

Loss before extraordinary loss	(13,597)	(5,631)

Net loss	(17,150)	(5,631)

        The pro forma results are not necessarily indicative of what actually would have occurred if the Casino acquisition, Gala acquisition, Riva acquisition and the acquisition financing had been in effect for the periods presented and are not intended to be a projection of future results. The pro forma results for the 52 weeks ended 29 September 2001 include, within depreciation and amortisation, an impairment write-down of the carrying values of the property and equipment assets of the casino business of £12,814. The impairment was due mainly to the impact of competitor activity, and was recorded in the pre-acquisition period between 1 October 2000 and 21 December 2000.

8.    TRADE ACCOUNTS RECEIVABLE

        Trade accounts receivable are summarised as follows:

	28 September 2002	29 September 2001
Trade accounts receivable	387	743
Less—allowance for doubtful accounts	—	(307)

	387	436

9.    INVENTORIES

        Inventories are comprised of the following:

	28 September 2002	29 September 2001
Consumable stores	1,226	1,088
Finished goods	2,097	2,142

	3,323	3,230

10.  PREPAID EXPENSES AND OTHER CURRENT ASSETS

        Prepaid expenses and other current assets are comprised of the following:

	28 September 2002	29 September 2001
Prepaid property related expenses	6,013	5,805
Prepaid license duty	3,136	2,346
Other assets	8,746	2,742

	17,895	10,893

11.  RESTRICTED CASH

        Restricted cash at 28 September 2002 consists of £2,500 Gaming Reserve and £2,811 held in escrow for repayment of the Stakis loan notes and interest earned thereon. At 29 September 2001 restricted cash comprised £2,500 Gaming Reserve and £2,809 held in escrow for repayment of the Stakis loan notes and interest earned thereon.

        The Gaming Board of Great Britain, which regulates the casino industry, requires the Group to maintain a Gaming Reserve to cover potential gaming losses. As part of the Gaming Reserve there is restricted cash of £2,500 at 28 September 2002 (£2,500 at 29 September 2001).

        In addition there is £2,811 (at 29 September 2001—£2,809) held in escrow for the repayment of the Stakis Loan Notes and interest thereon.

12.  PROPERTY AND EQUIPMENT

        Property and equipment are comprised of the following:

	28 September 2002	29 September 2001
Land and buildings	149,638	140,817
Leasehold improvements	81,000	79,092
Equipment, furniture and fixtures	101,206	81,007

	331,844	300,916
Less—accumulated depreciation	(42,382)	(23,811)

	289,462	277,105

        Depreciation expense was £19,937 for the 52 week period ended 28 September 2002 and £17,641 for the 52 week period ended 29 September 2001. Depreciation expense was £6,170 and £5,371 for the 24 weeks ended 30 September 2000 and the 29 weeks ended 17 April 2000, respectively.

13.  LICENCES AND OTHER INTANGIBLE ASSETS

        Licences and other intangible assets are comprised of the following:

	28 September 2002	29 September 2001
Licences	321,360	321,360
Less—accumulated amortisation	(36,375)	(20,351)

	284,985	301,009

Other intangible assets	126,553	127,521
Less — accumulated amortisation	(12,750)	(6,439)

	113,803	121,082

        Amortisation of licences was £16,024 for the 52 weeks ended 28 September 2002 and £15,064 for the 52 week period ended 29 September 2001. Amortisation of licences was £5,287 and £4,321 for the 24 weeks ended 30 September 2000 and the 29 weeks ended 17 April 2000, respectively.

        Other intangible assets include trademarks and the customer base arising from the acquisitions of Gala, Riva and the Casinos, and goodwill arising on the acquisition of Riva and the Casinos. Amortisation of other intangible assets was £6,310 for the 52 weeks ended 28 September 2002 and £5,481 for the 52 week period ended 29 September 2001. Amortisation of intangible assets was £958 and £723 for the 24 weeks ended 30 September 2000 and for the 29 weeks ended 17 April 2000, respectively.

14.  ACCRUED EXPENSES AND OTHER LIABILITIES

        Accrued expenses and other liabilities are comprised of the following:

	28 September 2002	29 September 2001
Employee related liabilities	8,122	9,149
Taxes and social security	17,233	12,909
Capital creditors	5,711	4,169
Accruals and other liabilities	30,044	26,381

	61,110	53,280

15.  FINANCIAL INSTRUMENTS

        The Group entered into an interest rate swap on 19 January 2001 that has a notional amount of £63,143 effective from 31 March 2001, reducing to £61,286 on 30 September 2001 and £57,804 on 31 March 2002, and that matured on 30 September 2002. Under the swap contract, the Group paid 5.535% fixed interest and received interest based upon 6 month LIBOR. The contract terms permitted net settlement of swap proceeds. The carrying value and fair value of the swap at 28 September 2002 was £0 and at 29 September 2001 was £(672).

        On 31 March 2000, the Group entered into an interest rate cap based on a notional amount of £190,000. LIBOR interest (excluding any margin) is capped at 7.00% through 30 September 2002 and thereafter at 8.00% through 21 March 2003. The carrying value and fair value of the Group's interest rate cap was £0 and £19 at 28 September 2002 and at 29 September 2001, respectively.

        On 19 January 2001, the Group entered into an interest rate cap based on an initial notional amount of £54,321 effective from 30 September 2002 reducing to a notional amount of £49,679 effective 31 March 2003 and £45,036 effective 30 September 2003 and that matures on 31 March 2004. Six month LIBOR interest is capped at 6%. The carrying value and fair value of the cap was £13 and £237 at 28 September 2002 and at 29 September 2001, respectively.

        In the 52 weeks ended 28 September 2002, the Group recognised a gain of £428, and in the 52 weeks ended 29 September 2001 recognised a loss of £740, (reported within other income (expense) in the statement of operations) relating to the change in the fair value of derivative instruments. This amount was reduced by a loss of £357 in the 52 weeks ended 28 September 2002 and increased by a loss of £527 in the 52 weeks ended 29 September 2001 relating to the reclassification of losses out of other comprehensive income.

        The fair value of the 12% Senior Notes was £173,600 at 28 September 2002 and at 29 September 2001 was £171,772. The carrying amount was £157,498 at 28 September 2002 and £157,822 at 29 September 2001.

16.  DEBT

        Outstanding debt consists of the following:

	28 September 2002	29 September 2001
Facility A Loan	162,638	189,488
Facility B Loan	50,969	52,635
Facility C Loan	50,969	52,635
12% Senior Notes	157,498	157,822
Stakis loan notes	2,754	2,754

	424,828	455,334
Less—current portion	(30,555)	(21,533)

	394,273	433,801

Bank loans

        On 21 December 2000, in connection with the Casinos acquisition, the Group entered into a new agreement with certain lenders ("the New Loan Agreement") that replaced all of the bank borrowing arrangements previously in place. The Group wrote off deferred issue costs related to the previous arrangements of £4,716 as an extraordinary loss. The Group also paid a prepayment penalty of £359.

        The New Loan Agreement, net of amounts repaid, provides the Group with a term loan facility of £162,638 maturing in 2007 ("the Facility A Loan"), a term loan facility of £50,969 maturing in 2008 ("the Facility B Loan"), a term loan facility of £50,969 maturing in 2009 ("the Facility C Loan") and a revolving loan and guarantee facility of £10,000 ("the Revolving Facility"). All facilities bear an interest rate of LIBOR plus a margin that ranges from 2.125% to 3.125%. The Group pays a 0.75% facility fee in respect of the unused portion of the Revolving Facility. The Revolving Facility is available to finance working capital requirements and for general corporate purposes. No amounts have been drawn down on the Revolving Facility.

        Issue costs of £7,430 were incurred in respect of the New Loan Agreement. These have been capitalised within other assets and are being amortised over the life of the related debt.

        The New Loan Agreement requires the Group to comply with certain financial and non financial covenants from 21 December 2000. The financial covenants include limitations on capital expenditure and require the maintenance of certain minimum ratios of earnings before interest, taxes, depreciation and amortisation to interest payable, and operating cash flows to total debt service. All amounts owing under the New Loan Agreement are collaterised by certain assets of the Group.

Bridge Facilities

        The Group entered into an agreement on 17 April 2000 with certain lenders ("the 1st Bridge Facility") whereby the Group borrowed £100,000. The Bridge Facility bore an average interest rate of 11.5%. Arrangement costs of £1,250 were incurred, and these were expensed over the life of the Bridge Facility. The Bridge Facility was used in financing the cost and expenses of both the Gala and Riva acquisitions. The proceeds from the Senior Notes issued on 2 June 2000 were used to repay the Bridge Facility.

        The Group also entered into an agreement on 21 December 2000 with certain lenders ("the 2nd Bridge Facility") whereby the Group borrowed £55,000 in connection with the Casinos acquisition. The Bridge Facility bore an average interest rate of 11.9%. Arrangement costs of £858 were incurred, and these were expensed over the life of the Bridge Facility. The Bridge Facility was repaid with the proceeds of an issue of £55,000 12% Senior Loan Notes due 2010 ("the 2nd Issue Senior Notes") on 14 February 2001.

12% Senior Notes

        On 2 June 2000 the Group issued £100,000 of 12% Senior Notes due 2010 ("the Senior Notes"). Issue costs of £5,355 were incurred. On 14 February 2001 the Group issued £55,000 of 12% Senior Notes due 2010 ("the 2nd Issue Senior Notes") at an issue price of 105.5%. Issue costs of £2,500 were incurred. The issue costs were capitalised and are being amortised over the life of the Senior Notes. The issue premium of £3,025 was included in the amount of the Senior Notes payable and is being amortised to interest expense over the life of the Senior Notes.

        The Senior Notes bear interest of 12% per annum, which is payable semi-annually on 1 June and 1 December of each year and commenced on 1 December 2000.

        On or after 1 June 2005 the Company may redeem some or all of the Senior Notes at the following redemption prices.

Period	Redemption price
2005	106%
2006	104%
2007	102%
2008 and thereafter	100%

        In addition, the Company may redeem up to 35% of the aggregate principal amount of the Senior Notes prior to 1 June 2003, with the net proceeds from qualifying public equity offerings of the Company's ordinary shares at a redemption price equal to 112% of the principal amount of the Senior Notes being redeemed. The Company may also redeem all, but not some, of the Senior Notes in the event of any of certain specified developments affecting taxation.

        The Senior Notes are senior unsecured debt obligations. They rank equal in right of payment with all existing and future senior unsecured indebtedness of the Group. As at 28 September 2002, the Group had senior unsecured indebtedness of approximately £157,498, including the Senior Notes. The Senior Notes effectively rank junior to all secured indebtedness of the Company and are effectively subordinated to all liabilities of the Company's subsidiaries. As at 29 September 2001 the Group had secured indebtedness of approximately £157,822.

        The Senior Notes Indenture requires the Group to comply with certain financial and non financial covenants from 25 May 2000. The covenants include limitations on payment of dividends, incurring additional indebtedness and expanding into unrelated businesses. Upon the occurrence of a change of control of the Company or Group, the holders of the Senior Notes have the right to require that the Company repurchase such holders' notes at a purchase price of 101% of the principal amount, plus accrued and unpaid interest.

Stakis loan notes

        The Stakis loan notes were assumed with the Casinos acquisition. The Stakis loan notes bear an interest rate of 0.75% above LIBOR. They are redeemable at the option of the holder at any time, and are otherwise redeemable by the Group in August 2003. Funds are held in escrow to repay the Stakis loan notes.

Future maturities of long-term debt

        Future maturities of long-term debt for each of the next five years, and thereafter, are £30,555 in the first year, £34,752 in the second year, £37,068 in the third year, £39,386 in the fourth year, £43,231 in the fifth year and £239,836 thereafter.

17.  PROVISIONS

        Provisions have been recorded and utilised as follows:

	Vacant lease costs	Other property provisions	Employee related costs	Total
Provision at 30 September 2000	9,969	2,957	—	12,926
New provision—Casinos	550	—	880	1,430
Created	345	—	—	345
Utilised	(1,292)	(1,145)	(880)	(3,317)
Unwind discount on provision	646	—	—	646
Provision at 29 September 2001	10,218	1,812	—	12,030
Created	—	1,865	—	1,865
Utilised	(2,547)	(1,146)	—	(3,693)
Released	(5,513)	—	—	(5,513)
Unwind discount on provision	160	—	—	160
	2,318	2,531	—	4,849

Lease provisions

        The Group has established provisions for the remaining lease payments on abandoned leases related to closed clubs. These provisions were determined on a discounted basis and either (i) recorded in purchase accounting where the property was disused at the date of acquisition and the lease was abandoned, or where the acquired operations were planned to be closed and the lease abandoned within one year from the date of acquisition; or (ii) recorded against income within other general and administrative expenses in the period that the related operations were closed and the leased properties became vacant.

        In the 52 weeks ended 28 September 2002 the Group reached agreement to terminate two leases with the respective landlords. These properties had previously been vacant and the Group had held a provision for the remaining period of each of the leases, as there was no expectation by the directors that the Group would be able to exit these lease commitments. After making lease termination payments to the landlords of £1,813 and paying legal fees, the balance of the provisions of £5,513 has been released.

Other property provisions

        In the period to 30 September 2000 the Group under took an environmental survey of all its properties. As a result, the Group identified remedial work required to rectify a number of environmental matters at its bingo clubs, and a provision was established for these works. During the year ended 28 September 2002 the Group undertook a reassessment of the environmental provision in the light of the cost of work carried out to date and new health and safety legislation, and increased the provision by £1,720.

Employment related costs

        In connection with the Casino acquisition, management approved a plan to close the Casino head office, for which an accrual of £780 was established in purchase accounting for employee termination costs. In addition management approved a plan to close one of the casinos, for which an accrual of £650 was established in purchase accounting for employee termination costs and lease payments on the vacated leasehold property.

18.  SUPPLEMENTAL CASH FLOW INFORMATION

        Supplemental cash flow information is summarised as follows:

	Successor	Successor	Successor	Predecessor
	52 weeks ended 28 September 2002	52 weeks ended 29 September 2001	24 weeks ended 30 September 2000	29 weeks ended 17 April 2000
Cash paid during the period for:
Interest	35,709	38,453	28,774	10,163
Income tax	5,046	—	592	1,284
Non-cash investing and financing activities:
Fair value of assets acquired	—	189,557	537,846	—
Liabilities assumed	—	(16,515)	(90,129)	—
Issuance of shares for acquisitions	—	117,175	5,567	—
Issuance of debt for acquisitions	—	130,000	318,663	—
Additional paid in capital	7,190	1,860	—	—
Carry over interest	—	—	5,921	—

19.  LEASING ARRANGEMENTS

        The Group leases certain club facilities and equipment under operating leases. Annual rentals are typically fixed minimum amounts. Lease terms also require additional payments for maintenance and other expenses. The Group also sub-leases certain properties to third parties.

        The following schedule is by years of future minimum rental payments and receipts under operating leases, as of 28 September 2002, that have initial or remaining non cancelable lease terms in excess of one year:

	Minimum lease payments	Sub-leases	Net
Fiscal year
2003	19,090	(1,506)	17,584
2004	19,077	(1,457)	17,620
2005	18,737	(1,416)	17,321
2006	18,508	(1,334)	17,174
2007	18,478	(1,221)	17,257
Thereafter	284,613	(16,721)	267,891

Total	378,503	(23,655)	354,848

        The following table shows the composition of total rental expense for all operating leases except those with terms of one month or less that were not renewed:

	Successor	Successor	Successor	Predecessor
	52 weeks ended 28 September 2002	52 weeks ended 29 September 2001	24 weeks ended 30 September 2000	29 weeks ended 17 April 2000
Minimum rentals	32,525	29,040	10,065	11,894
Less—sublease rentals	(826)	(1,142)	(629)	(443)

	31,699	27,898	9,436	11,451

20.  INCOME TAX

        The income tax expense (benefit) consists of the following:

	Successor	Successor	Successor	Predecessor
	52 weeks ended 28 September 2002	52 weeks ended 29 September 2001	24 weeks ended 30 September 2000	29 weeks ended 17 April 2000
Current	13,426	8,329	(10)	2,086
Deferred	5,473	3,276	3,057	564
Income tax expense	18,899	11,605	3,047	2,650

        The following table reconciles the income tax expense (benefit) at the United Kingdom statutory account rate to that in the financial statements:

	Successor	Successor	Successor	Predecessor
	52 weeks ended 28 September 2002	52 weeks ended 29 September 2001	24 weeks ended 30 September 2000	29 weeks ended 17 April 2000
Income tax at statutory rate	10,714	3,650	620	1,391
Effect of non-deductible amortisation	6,700	6,164	1,981	1,336
Non-deductible expenses	793	419	376	43
Change in valuation allowance	692	1,372	70	(120)
Income tax expense	18,899	11,605	3,047	2,650

        The components of the Group's deferred tax assets and liabilities are as follows:

	28 September 2002	29 September 2001
Deferred tax assets:
Difference between book and tax bases of property	107,291	106,498
Vacant lease accruals	739	3,066
Capital losses carried forward	5,138	5,138
Pension provision	3,346	—
Other deferred tax assets	186	981

Total gross deferred tax assets	116,700	115,683
Less—valuation allowance	(112,429)	(111,636)

Net deferred tax assets	4,271	4,047

Deferred tax liabilities:
Difference between book and tax bases of property and equipment	(15,278)	(12,613)
Other deferred tax liabilities	(955)	(1,788)

Total deferred tax liabilities	(16,233)	(14,401)

Net deferred tax liabilities	(11,962)	(10,354)

        A valuation allowance has been established due to the uncertainty of realising deferred tax assets arising from book depreciation recognised on buildings that do not qualify for capital allowances for tax purposes, and capital loss carry forwards. Based on management's assessment, it is more likely than not that the remaining deferred tax assets will be realised through future taxable earnings. As of 28 September 2002, the Group had capital losses carried forward of approximately £12,000 which may be used to offset future capital gains over indefinite periods in the future.

21.  SHARE CAPITAL

        The Gala acquisition was a leveraged acquisition with a carryover ownership interest of management, which has been accounted for in accordance with Emerging Issues Task Force No. 88-16, "Basis in Leveraged Buyout Transactions". The allocation of the purchase price to the underlying purchased net assets of the Predecessor was on a fair value basis of approximately 94% to take into account the carryover ownership interest of management. This resulted in a £5,921 reduction to shareholders' equity.

        On 17 April 2000 the Company issued 127,500,000 ordinary shares of £1.00 par value to its immediate parent company, Gala Group Two Limited. On 22 December 2000, the Company increased its authorised share capital to 245,300,010 shares of £1.00 par value each and issued 117,300,010 ordinary shares of £1.00 par value to Gala Group Two Limited for proceeds of £117,300 less issue costs of £125. Each ordinary share carries equal voting rights.

        During the year ended 28 September 2002, Gala Group Two Limited made a contribution to capital by surrendering tax losses of £7,190 and during the year ended 29 September 2001 made a contribution to capital by surrendering tax losses of £1,860, for which no consideration was paid by the company.

22.  EMPLOYEE RETIREMENT PLANS

        The Group operates a defined benefit pension scheme (the "Gala Pension Plan") and also makes payments into managed money purchase schemes for employees and directors. Employees were able to join one of the schemes depending upon their grade and length of service. From 1 October 2002, the Group closed the defined benefit scheme to new entrants. Pension expense for the defined contribution plans totaled £335 for the 52 weeks ended 28 September 2002, £78 for the 52 weeks ended 29 September 2001, £nil for the 24 weeks ended 30 September 2000 and £nil for the 29 weeks ended 17 April 2000.

        A reconciliation of changes in the pension benefit obligation of the Gala Pension Plan is as follows:

	Successor	Successor	Successor	Predecessor
	52 weeks ended 28 September 2002	52 weeks ended 29 September 2001	24 weeks ended 30 September 2000	29 weeks ended 17 April 2000
Benefit obligation at the beginning of the period	26,264	19,239	17,671	15,840
Adjustment for re-measurement	—	(2,156)	—	—
Service cost	3,971	2,748	981	1,175
Interest cost	1,710	1,420	498	549
Contributions by plan participants	896	816	234	280
Actuarial losses	5,761	—	—	—
Acquisitions	—	4,989	—	—
Benefits paid	(370)	(792)	(145)	(173)

Benefit obligation at the end of the period	38,232	26,264	19,239	17,671

        A reconciliation of changes in the fair value of the pension plan assets is as follows:

	Successor	Successor	Successor	Predecessor
	52 weeks ended 28 September 2002	52 weeks ended 29 September 2001	24 weeks ended 30 September 2000	29 weeks ended 17 April 2000
Fair value of plan assets at the beginning of the period	23,208	21,893	19,213	16,474
Actual return on plan assets	(4,909)	(6,861)	1,751	1,626
Acquisitions	—	5,049	—	—
Employer contribution	3,069	3,103	840	1,006
Contributions by plan participants	896	816	234	280
Benefits paid	(370)	(792)	(145)	(173)

Fair value of plan assets at the end of the period	21,894	23,208	21,893	19,213

        A reconciliation of the funded status and balance sheet position is as follows:

	28 September 2002	29 September 2001
Projected benefit obligation	38,232	26,264
Fair value plan assets	21,894	23,208
Funded status	(16,338)	(3,056)
net actuarial loss	19,078	6,847

Net amount recognised in the income statement	2,740	3,791

        Net amount recognised in the income statement consists of:

	28 September 2002	29 September 2001
(Accrued) prepaid pension cost	(11,153)	3,791
Accumulated other comprehensive income	13,893	—

Net amount recognised in the income statement	2,740	3,791

        The accumulated benefit obligation ("ABO"), pension benefit obligation and fair value of assets for the scheme where the ABO exceeds the fair value of assets are £33,047, £38,282 and £21,894 respectively (£22,597, £26,264 and £23,208 as at 29 September 2001)

        Components of the net periodic pension cost are as follows:

	Successor	Successor	Successor	Predecessor
	52 weeks ended 28 September 2002	52 weeks ended 29 September 2001	24 weeks ended 30 September 2000	29 weeks ended 17 April 2000
Service cost	3,971	2,748	981	1,175
Interest cost	1,710	1,420	498	549
Expected return on plan assets	(1,873)	(2,041)	(668)	(730)
Amortisation of net actuarial loss	311	19	23

Net periodic pension cost	4,119	2,127	830	1,017

        The assumptions used in the accounting for the plan are as follows:

	28 September 2002	29 September 2001	30 September 2000
Discount rate	5.50%	6.10%	6.25%
Rate of compensation	3.30%	3.40%	4.25%
Rate of pension increases	2.25%	2.25%	2.25%
Long-term rate of return on plan assets	7.50%	7.50%	8.00%

23.  STOCK OPTIONS

Current Stock Option Scheme

        On 30 August 2001, the Board of Directors of Gala Group Limited approved the Gala Group Share Option Scheme (the "Scheme") and authorised 350,000 "D" ordinary shares for issuance under the Scheme. The Scheme was launched to employees in November 2001 and provided for the granting of stock options to employees of Gala to purchase fully paid "D" ordinary shares subject to certain criteria being met. Under these criteria, an option may only be exercised immediately prior to and conditional upon any of the following: i) an initial public offering, ii) the sale of the Company, or iii) the date the company is wound up. A committee of the Board was given the authority to determine participation, administer and grant options. The following table summarises activity under the Scheme:

	Number of options	Weighted average exercise price
Outstanding at 29 September 2001	—
Granted	363,950	£2.50
Forfeited	—

Outstanding at 28 September 2002	363,950

        Compensation expense has not been recognised for this scheme in the period because the criteria for exercising the options had not been met as of 28 September 2002.

        The Company's reported net profit during the 52 weeks ended 28 September 2002 would not have been materially affected had compensation expense for the share options granted been determined based upon the fair value at the grant date for options under this scheme, consistent with the methodology prescribed under FAS 123, Accounting for Stock Based Compensation. This result is not necessarily indicative of compensation that may be recognised in future years in respect of these options.

Previous Stock Option Scheme

        On 10 March 1998, the Board of Directors of the Predecessor approved the Gala Share Option Scheme (the "Scheme") and authorised 60,000 ordinary shares for issuance under the Scheme. The Scheme provided for the granting of stock options to employees of the Predecessor to purchase fully paid "A" ordinary shares. The date of grant, option price, and other terms specific to options granted under the Scheme were determined by the Predecessors Board of Directors.

        The following table summarises activity under the Scheme:

	Number of options	Weighted average exercise price
Outstanding at 25 September 1999	32,500	1.00
Granted	3,500	1.00
Exercised	(36,000)	1.00

Outstanding at 17 April 2000	—

Outstanding at 30 September 2000	—

Weighted average grant-date fair value of options granted:
52 weeks ended 25 September 1999		6.61
29 weeks ended 17 April 2000		23.97

        The Scheme provided that the vesting in and exercise of options is subject to and conditional upon the earliest of seven years from the date of grant, or an initial public offering or change of control of the Predecessor. As described in note 1, the Predecessor was acquired by the Successor on 17 April 2000. This qualified as a change of control under the Scheme. The outstanding options vested, and were exercised on that date.

        On 17 April 2000 the final outstanding options were exercised. Compensation expense recognised in the 29 weeks ended 17 April 2000 was £169.

        Had compensation cost for options granted under the Scheme been determined based upon the fair value at the grant date consistent with the methodology prescribed under FAS 123, pro forma net income would not have been significantly different.

        For the purpose of the FAS 123 proforma disclosures, the fair value of each option grant has been estimated on the date of grant using an option pricing model with the following assumptions:

	Successor	Predecessor
	24 weeks ended 30 September 2000	29 weeks ended 17 April 2000
Risk-free interest rate	—	6%
Expected volatility	—	0%
Expected dividends	—	0%
Expected life	—	7 years

        The exercise price of options granted relative to the value of "A" ordinary shares at the date of grant is summarised as follows:

	2000			1999
	Number of options	Weighted average exercise price	Weighted average fair value	Number of options	Weighted average exercise price	Weighted average fair value
Less than the value of ordinary shares	3,500	1.00	23.97	8,000	1.00	6.61

	3,500			8,000

24.  MANAGEMENT REWARD PLAN

        In May 1999 the Board of directors approved the Gala Group Investments Limited Performance Related Management Reward Plan (the "Reward Plan"). Under the terms of the Reward Plan, reward units were granted to eligible employees. The potential value of the reward units is determined by reference to an assigned unit value, that is adjusted based upon a formula applied to the results of Gala Group Investments Limited compared to plan.

        The Reward Plan crystallised on 17 April 2000, following the change of ownership of Gala Group Investments Limited. The value assigned to outstanding reward units was £5,990. This value is payable in cash to employees still in employment with the Group at each payment date as follows: 30% three months after the crystallisation; and 35% on each of the first and second anniversaries of the crystallisation. Compensation expense was recognised over the remaining service periods related to each tranche of reward payable.

        The compensation expense recognised in the 52 weeks ended 28 September 2002 was £311 and there is no outstanding liability. The compensation expense recognised in the 52 weeks ended 29 September 2001 was £2,440 and a liability of £1,779 was included in accruals. The compensation expense recognised in the 24 weeks ended 30 September 2000 was £3,334 and a liability of £1,417 is included in accruals. There was no compensation expense recognised in the 29 weeks ended 17 April 2000.

25.  RATCHET PLAN

        Certain members of management collectively own approximately 10% of the issued share capital of Gala Group Limited, the ultimate parent of Gala Group Holdings Public Limited Company, ("the Parent"). The Parent's articles of incorporation ("the Articles") provide management shareholders with the benefit of a ratchet conversion mechanism upon a change of control of the Parent, as defined in the Articles. The ratchet conversion would enhance the value of shares held by management shareholders if certain financial targets are achieved, up to a maximum of £25 million. Compensation expense would be recognised by the Group at the time of the change of control.

26.  RELATED PARTY TRANSACTIONS

        CSFB Group owns a majority of the outstanding share capital of Gala Group Holdings Public Limited Company's ultimate parent company, Gala Group Limited. CSFB Fund and PPM Ventures Limited ("PPMV"), who are also shareholders of the Gala Group Limited, have the right to appoint non-executive directors to the board.

        Credit Suisse First Boston (Europe) Limited, an initial purchaser of the 12% senior notes, Credit Suisse First Boston Corporation, which acts as a selling agent for Credit Suisse First Boston (Europe) Limited in connection with the offering of the 12% senior notes in the United States, and Credit Suisse First Boston, London Branch, a lender and co-lead arranger under the senior credit facility, are affiliates of CSFB Group. Credit Suisse First Boston, London Branch also acted as agents and lenders under the bridge facility which was repaid with the proceeds of the offering of the 12% senior notes and Credit Suisse First Boston (Europe) Limited acted as an agent in connection with the bridge loan facility. Credit Suisse First Boston (Europe) Limited also acts as Swiss paying agent under the 12% senior notes.

        In the year ended 28 September 2002 the Group paid fees of £nil to CSFB Group. The Group paid fees of £2,701 and of £6,331 to CSFB Group in the 52 weeks ended 29 September 2001 and in the 24 weeks ended 30 September 2000 respectively.

        CSFB Group have no long-term holding of the 12% senior notes, although the trading department of CSFB Group may hold, from time to time, a small trading position, as the 12% senior notes are publicly traded.

        During the 52 weeks ended 28 September 2002 and the 52 weeks ended 29 September 2001, Gala Group Two Limited made a contribution to capital by surrendering tax losses of £7,190 and £1,860, respectively.

27.  SEGMENTS

        The operating segments of the Group comprise the bingo and casino divisions. Three revenue generating activities are present at the majority of the bingo clubs and casinos. These are gaming, gaming machines and other. The primary measures of financial performance and profit reported to and used by the Managing Director on a monthly basis are the revenues of each of these activities and the EBITDA of each division. There is no asset information reported by segment to the Managing Director. The bingo clubs and casinos are located in Great Britain with the exception of two casinos located in each of Gibraltar and the Isle of Man.

        The segments include the results of the Casinos from the date of acquisition on 22 December 2000.

        The segment information is included below:

	Successor	Successor	Successor	Predecessor
	52 weeks ended 28 September 2002	52 weeks ended 29 September 2001	24 weeks ended 30 September 2000	29 weeks ended 17 April 2000
Bingo revenues
Gaming	167,239	154,236	66,496	65,113
Gaming Machines	87,712	81,727	36,083	36,721
Food and beverage	38,888	37,006	17,352	17,647

	293,839	272,969	119,931	119,481
Casino revenues
Gaming	116,787	82,308	—	—
Gaming Machines	8,069	5,866	—	—
Food and beverage	14,167	10,210	—	—

	139,023	98,384	—	—

Consolidated revenues	432,862	371,353	119,931	119,481

Bingo and Casino Divisional EBITDA
Bingo	96,436	83,722	44,195	34,496
Casino	32,348	21,405	—	—

	128,784	105,127	44,195	34,496

        A reconciliation of Bingo and Casino divisional EBITDA to total consolidated income from operations is as follows:

	Successor	Successor	Successor	Predecessor
	52 weeks ended 28 September 2002	52 weeks ended 29 September 2001	24 weeks ended 30 September 2000	29 weeks ended 17 April 2000
Bingo and Casino divisional EBITDA	128,784	105,127	44,195	34,496
Group general and administrative expenses	(19,072)	(11,151)	(12,647)	(5,862)
Property provision release	5,513	—	—	—
Depreciation and amortisation	(42,271)	(38,189)	(12,415)	(10,415)

Income from operations	72,954	55,787	19,133	18,219

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GALA GROUP HOLDINGS PUBLIC LIMITED COMPANY
	By:	/s/ BLAIR SINTON Blair Sinton Group Finance Director
Date: January 24, 2003

CERTIFICATIONS

I, John Kelly, Chief Executive Officer of Gala Group Holdings Public Limited Company, certify that:

1.
I have reviewed this annual report on Form 20-F of Gala Group Holdings Public Limited Company;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls and procedures for financial reporting (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal controls and procedures for financial reporting, or caused such internal controls and procedures for financial reporting to be designed under their supervision, to provide reasonable assurances that the registrant's financial statements are fairly presented in conformity with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and internal controls and procedures for financial reporting as of the end of the period covered by this report ("Evaluation Date");

(d)
Presented in this report our conclusions about the effectiveness of the disclosure controls and procedures and internal controls and procedures for financial reporting based on our evaluation as of the Evaluation Date;

(e)
Disclosed to the registrant's auditors and the audit committee of the board of directors (or persons fulfilling the equivalent function):

(i)
All significant deficiencies and material weaknesses in the design or operation of internal controls and procedures for financial reporting which could adversely affect the registrant's ability to record, process, summarize and report financial information required to be disclosed by the registrant in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.), within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms; and

(ii)
Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls and procedures for financial reporting; and

(f)
Indicated in this report any significant changes in the registrant's internal controls and procedures for financial reporting or in other factors that could significantly affect internal controls and procedures for financial reporting made during the period covered by this report, including any actions taken to correct significant deficiencies and material weaknesses in the registrant's internal controls and procedures for financial reporting.

Date: January 24, 2003

/s/ JOHN KELLY John Kelly Chief Executive Officer

I, Blair Sinton, Group Finance Director of Gala Holdings Public Limited Company, certify that:

1.
I have reviewed this annual report on Form 20-F of Gala Group Holdings Public Limited Company;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls and procedures for financial reporting (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal controls and procedures for financial reporting, or caused such internal controls and procedures for financial reporting to be designed under their supervision, to provide reasonable assurances that the registrant's financial statements are fairly presented in conformity with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and internal controls and procedures for financial reporting as of the end of the period covered by this report ("Evaluation Date");

(d)
Presented in this report our conclusions about the effectiveness of the disclosure controls and procedures and internal controls and procedures for financial reporting based on our evaluation as of the Evaluation Date;

(e)
Disclosed to the registrant's auditors and the audit committee of the board of directors (or persons fulfilling the equivalent function):

(i)
All significant deficiencies and material weaknesses in the design or operation of internal controls and procedures for financial reporting which could adversely affect the registrant's ability to record, process, summarize and report financial information required to be disclosed by the registrant in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.), within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms; and

(ii)
Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls and procedures for financial reporting; and

(f)
Indicated in this report any significant changes in the registrant's internal controls and procedures for financial reporting or in other factors that could significantly affect internal controls and procedures for financial reporting made during the period covered by this report, including any actions taken to correct significant deficiencies and material weaknesses in the registrant's internal controls and procedures for financial reporting.

Date: January 24, 2003

/s/ BLAIR SINTON Blair Sinton Group Finance Director

EXHIBIT INDEX

1.1
Memorandum of Association of Gala Group Holdings Public Limited Company***.

1.2
Articles of Association of Gala Group Holdings Public Limited Company*.

2.1
Indenture, dated as of June 1, 2000, between Gala Group Holdings Public Limited Company and the Bankers Trust Company*.

2.2
Note Depositary Agreement, dated as of June 1, 2000, between Gala Group Holdings Public Limited Company and Bankers Trust Company*.

4.1
Fifth Supplemental and Accession Agreement dated December 21, 2000 to the Loan Agreement dated December 15, 1997 to amend and restate the Loan Agreement and to increase the Credit Facilities among Gala Group Investments Limited, Gala Leisure Limited, Spicegold Limited, Gala Leisure (1999) Limited, Gala Group Finance Limited and Gala Group 2001 Limited, certain subsidiaries of Gala Holdings Limited, the Lenders, JP Morgan Securities Limited, Credit Suisse First Boston, The Royal Bank of Scotland plc and Morgan Guaranty Trust Company of New York**.

4.2
Sale and Purchase Agreement dated December 21, 2000 relating to the sale and purchase of the entire issued share capital of Eventday Limited, Torchlight U.K. Limited, Stakis Leisure Limited, Lydiashourne Limited, Gravitas 1025 Limited and Distinctive Clubs Limited dated December 21, 2000 among Ladbroke Casinos Limited, Gala Group 2001 Limited, Gala Group Investments Limited and Hilton Group plc**.

4.3
Arrangement Agreement dated December 21, 2000 among Gala Group Limited, Gala Group Two Limited, Gala Group Holdings Public Limited Company, Gala Group Investments Limited and certain lenders**.

4.4
Property Agreement dated December 21, 2000, among Ladbroke Casinos Limited Gala Group 2001 Limited, Gala Group Investments Limited and Hilton Group plc**.

4.5
Subordination Agreement dated December 21, 2000 between Gala Group Holdings Public Limited Company and Morgan Guaranty Trust Company of New York**.

8.1
Significant subsidiaries of Gala Group Holdings Public Limited Company.

99.1
Certification Pursuant to Section 906 of the Sarbanes-Oxley Act 2002.

99.2
Certification Pursuant to Section 906 of the Sarbanes-Oxley Act 2002.

*
Incorporated by reference to the identical exhibit to the registration statement on Form F-4 of Gala Group Holdings Public Limited Company filed on November 24, 2000.

**
Incorporated by reference to the identical exhibit to Post-Effective Amendment No.3 on Form F-1 to the registration statement on Form F-4 of Gala Group Holdings Public Limited Company filed on April 2, 2001.

***
Incorporated by reference to the identical exhibit to the annual report on Form 20-F of Gala Group Holdings Public Limited Company filed on January 24, 2002.